Exhibit 99.1

3Q 21 Management discussion & analysis and complete financial statements Third quarter of 2021

Contents Management Executive Summary 03 discussion & analysis Income Statement and Balance Sheet Analysis 11 Managerial Financial Margin 12 Page 03 Cost of Credit 13 Credit Quality 15 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region—Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Comparison between BRGAAP and IFRS 33 Glossary 35 Independent Auditor’s Report 37 Complete financial statements Page 39

3Q 21 Management discussion & analysis Third quarter of 2021

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis Executive Summary Managerial Income Summary The table below presents the financial indicators of Itaú Unibanco up to the end of each period. In R$ millions (except where indicated), end of period 3Q21 2Q21 3Q20 9M21 9M20 Recurring Managerial Result 6,779 6,543 5,030 19,720 13,148 ults Operating Revenues (1) 31,508 30,624 28,389 92,162 85,605 Res Managerial Financial Margin (2) 19,515 18,792 16,928 56,941 52,509 Recurring Managerial Return on Average Equity—Annualized—Consolidated (3) 19.7% 18.9% 15.7% 19.0% 14.0% Recurring Managerial Return on Average Equity—Annualized—Brazil (3) 20.5% 19.5% 16.8% 19.6% 14.4% ce Recurring Managerial Return on Average Assets—Annualized (4) 1.3% 1.2% 1.0% 1.2% 0.9% a n Nonperforming Loans Ratio (90 days overdue)—Total 2.6% 2.3% 2.2% 2.6% 2.2% r m Nonperforming Loans Ratio (90 days overdue)—Brazil 2.8% 2.7% 2.6% 2.8% 2.6% e rfo Nonperforming Loans Ratio (90 days overdue)—Latin America 2.0% 1.4% 1.2% 2.0% 1.2% P Coverage Ratio (Total Allowance/NPL 90 days overdue) (5) 234% 283% 339% 234% 339% Efficiency Ratio (IE) (6) 44.0% 44.5% 48.0% 44.4% 46.3% Recurring Managerial Result per Share (R$) (7) 0.69 0.67 0.52 Net Income per Share (R$) (7) 0.59 0.77 0.46 Number of Outstanding Shares at the end of the period—in millions 9,780 9,780 9,762 re s a Book Value per Share (R$) 14.25 13.91 13.37 Sh Dividends and Interest on Own Capital net of Taxes (8) 1,360 1,754 1,095 Market Capitalization (9) 283,421 292,908 219,948 Market Capitalization (9) (US$ million) 52,105 58,556 38,993 Total Assets 2,154,879 2,069,302 2,113,432 Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities 962,335 909,055 846,994 Deposits + Debentures + Securities + Borrowings and Onlending (10) 1,081,206 1,041,749 1,038,945 e t Loan Portfolio/Funding (10) 71.0% 69.5% 66.3% S he Stockholders’ Equity 139,348 136,025 130,559 e nc Solvency Ratio—Prudential Conglomerate (BIS Ratio) 14.7% 14.9% 13.7% a Bal Tier I Capital—BIS III 12.9% 13.5% 12.4% Common Equity Tier I—BIS III 11.3% 11.9% 10.7% Liquidity Coverage Ratio (LCR) 171.1% 180.9% 195.0% Net Stable Funding Ratio (NSFR) 120.6% 122.7% 123.6% Portfolio Managed and Investment Funds 1,497,092 1,478,407 1,377,413 Total Number of Employees 98,764 98,250 96,948 Othe r Brazil 86,195 85,611 84,272 Abroad 12,569 12,639 12,676 Branches and CSBs—Client Service Branches 4,319 4,326 4,431 ATM—Automated Teller Machines (11) 45,472 45,420 45,889 Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders’ or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders’ equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs. Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The devaluation of the Brazilian Real against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 3rd quarter of 2021

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	29,951	-	1,956	(399)	31,508
Managerial Financial Margin	16,569	-	1,956	990	19,515
Financial Margin with Clients	16,597	-	-	990	17,587
Financial Margin with the Market	(28)	-	1,956	-	1,928
Commissions and Fees	11,105	-	-	(1,035)	10,070
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,315	-	-	609	1,924
Other Operating Income	649	-	-	(649)	-
Equity in Earnings of Affiliates and Other Investments	188	-	-	(188)	-
Non-operating Income	125	-	-	(125)	-
Cost of Credit	(4,718)	-	-	(514)	(5,232)
Provision for Loan Losses	(5,561)	-	-	35	(5,526)
Impairment	-	-	-	21	21
Discounts Granted	-	-	-	(583)	(583)
Recovery of Loans Written Off as Losses	843	-	-	14	857
Retained Claims	(417)	-	-	-	(417)
Other Operating Expenses	(15,901)	447	(266)	912	(14,807)
Non-interest Expenses	(14,161)	406	-	935	(12,819)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,733)	41	(266)	(23)	(1,981)
Insurance Selling Expenses	(7)	-	-	-	(7)
Income before Tax and Profit Sharing	8,915	447	1,690	(1)	11,052
Income Tax and Social Contribution	(2,876)	603	(1,690)	(39)	(4,003)
Profit Sharing Management Members - Statutory	(40)	-	-	40	-
Minority Interests	(219)	(50)	-	-	(269)
Net Income	5,780	1,000	-	-	6,779

Extraordinary Items Net of Tax Effects

In R$ million	3Q21	2Q21	3Q20	9M21	9M20
Net Income	**5,780**	**7,560**	**4,492**	**18,754**	**11,317**
(-) Extraordinary Items	**(1,000)**	**1,018**	**(539)**	**(966)**	**(1,831)**
Increase in the rate Social Contribution	(744)	1,275	-	532	-
Provision for restructuring	-	-	-	(747)	-
Mark to market of collateralized securities	-	-	(346)	-	(652)
Goodwill amortization	(175)	(180)	(169)	(542)	(560)
Donations Todos pela Saúde	-	-	-	-	(834)
Reclassification of investment in IRB	-	-	-	-	379
Impairment of goodwill and intagible assets - Itaú Corpbanca	-	-	-	-	(19)
Other	(81)	(77)	(24)	(209)	(144)
Recurring Managerial Result	**6,779**	**6,543**	**5,030**	**19,720**	**13,148**

Itaú Unibanco Holding S.A.

06

Management Discussion & Analysis Executive Summary 3rd quarter of 2021 Income Statement In R$ million 3Q21 2Q21 D’ 3Q20 D’ 9M21 9M20 D’ Operating Revenues 31,508 30,624 2.9% 28,389 11.0% 92,162 85,605 7.7% Managerial Financial Margin 19,515 18,792 3.8% 16,928 15.3% 56,941 52,509 8.4% Financial Margin with Clients 17,587 16,802 4.7% 15,554 13.1% 50,561 49,067 3.0% Financial Margin with the Market 1,928 1,991 -3.2% 1,373 40.4% 6,380 3,441 85.4% Commissions and Fees 10,070 9,986 0.8% 9,465 6.4% 29,622 27,375 8.2% Revenues from Insurance 1 1,924 1,846 4.2% 1,996 -3.6% 5,599 5,722 -2.1% Cost of Credit (5,232) (4,692) 11.5% (6,319) -17.2% (14,035) (24,175) -41.9% Provision for Loan Losses (5,526) (4,834) 14.3% (6,337) -12.8% (14,795) (24,297) -39.1% Impairment 21 (8) -361.2% (346) -106.1% 61 (631) -109.6% Discounts Granted (583) (583) 0.1% (617) -5.5% (1,575) (1,633) -3.6% Recovery of Loans Written Off as Losses 857 733 16.9% 981 -12.7% 2,275 2,386 -4.6% Retained Claims (417) (497) -16.1% (363) 14.9% (1,271) (1,014) 25.4% Other Operating Expenses(14,807) (14,445) 2.5% (14,298) 3.6% (43,482) (41,801) 4.0% Non-interest Expenses (12,819) (12,560) 2.1% (12,678) 1.1% (37,825) (36,843) 2.7% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,981) (1,881) 5.3% (1,615) 22.6% (5,640) (4,939) 14.2% Insurance Selling Expenses (7) (4) 68.7% (4) 69.3% (16) (19) -14.4% Income before Tax and Minority Interests11,052 10,990 0.6% 7,409 49.2% 33,375 18,616 79.3% Income Tax and Social Contribution (4,003) (3,975) 0.7% (2,428) 64.9% (12,367) (5,305) 133.1% Minority Interests in Subsidiaries (269) (472) -42.9% 50 -643.2% (1,288) (163) 690.7% Recurring Managerial Result 6,779 6,543 3.6% 5,030 34.8% 19,720 13,148 50.0% (1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Credit Portfolio including Financial Guarantees Provided and Corporate Securities In R$ billion, end of period 3Q21 2Q21 D’ 3Q20 D’ Individuals 303.7 279.7 8.6% 237.7 27.8% Credit Card Loans 97.0 88.3 9.8% 77.5 25.1% Personal Loans 38.3 36.0 6.4% 36.6 4.6% Payroll Loans 1 61.2 59.1 3.5% 50.8 20.5% Vehicle Loans 28.1 25.8 9.1% 21.5 30.8% Mortgage Loans 79.1 70.5 12.2% 51.3 54.2% Very Small, Small and Middle Market Loans 2 146.3 132.6 10.3% 122.5 19.4% Individuals + Very Small, Small and Middle Market Loans 450.0 412.3 9.1% 360.2 24.9% Corporate Loans 295.1 286.7 2.9% 264.8 11.4% Credit Operations 177.4 179.5 -1.2% 178.1 -0.4% Corporate Securities 3 117.7 107.2 9.8% 86.7 35.8% Total for Brazil with Financial Guarantees Provided and 745.1 699.0 6.6% 625.0 19.2% Corporate Securities Latin America 217.3 210.0 3.4% 222.0 -2.1% Argentina 11.2 10.3 8.8% 9.5 18.0% Chile 143.6 144.5 -0.6% 154.0 -6.7% Colombia 33.9 30.5 11.3% 33.2 2.2% Paraguay 11.0 9.8 12.2% 10.1 9.3% Panama 1.5 1.6 -2.5% 2.0 -22.9% Uruguay 15.9 13.4 19.3% 13.3 20.3% Total with Financial Guarantees Provided and 962.3 909.1 5.9% 847.0 13.6% Corporate Securities Total with Financial Guarantees Provided and Corporate 4 962.3 918.2 4.8% 831.8 15.7% Securities (ex-foreign exchange rate variation) (1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24. Itaú Unibanco Holding S.A. 07

Management Discussion & Analysis Executive Summary Performance analysis for the third quarter of 2021 Management commentary main figures The Company continues to make significant headway on the digital front. In the third quarter, 61% of products purchased by individuals were made digitally. Along with this significant increase, user’s satisfaction with digital channels measured based on the NPS (net promoter recurring managerial result score) for the Super App (the bank’s mobile channel for individual customers) remains very high, at 77 points. Additionally, Iti reached 10 million clients, 2.2 million of whom were added in the R$6.8 bn +3.6% third quarter. The highlight is the fact that 85% of these new clients have no active account at Itaú Unibanco. 3Q21 3Q21 x 2Q21 Recurring managerial result reached R$6.8 billion in the third quarter of 2021, a 3.6% increase from the previous quarter. Recurring managerial return on equity was 19.7%, while in Brazil the return reached 20.5% . credit portfolio Loan operations continued to grow and our loan portfolio was up 6.6% in Brazil and 5.9% in consolidated. This growth was driven by commercial-based initiatives without change in our risk appetite. Mortgage loans grew by 12.2% in this quarter to a record production over the period. R$962.3 bn +5.9% The highlight was again the transactional NPS of the operation, which reached 71 points in 3Q21 3Q21 x 2Q21 September 2021, a 20 point increase from June 2021. Also noteworthy are the increases in vehicles and personal loan portfolios, up 9.1% and 6.4%, respectively. The credit card portfolio increased 9.8% in the quarter and we had a historic record at Itaú Unibanco with the issuance of 4.7 million cards, of which approximately 53% occurred digitally. financial margin with clients Our financial margin with clients reached R$17.6 billion, an increase of 4.7% in the quarter. It is worth mentioning that the higher volume of credit, the higher number of calendar days, in R$17.6 bn +4.7% addition to the positive impact of the increase in interest rates on the liabilities’ margin, more than offset the lower spreads in the quarter. Cost of credit increased to R$5.2 billion, due to 3Q21 3Q21 x 2Q21 higher expenses in the Retail business in Brazil. It is worth mentioning that delinquency rates, both for the short and long term, in the individuals segment in Brazil remain historically quite financial margin with the market low. The margin with the market was down in the quarter to R$1.9 billion. Even so, treasury continues to perform well. Commissions and fees were up due to the impact of (i) higher revenue from performance fees and higher number of business days in the quarter in asset R$1.9 bn -3.2% management, (ii) higher revenue from current account services, driven by an increase in the base of paying companies and (iii) higher economic activity in revenue from cards (both issuer 3Q21 3Q21 x 2Q21 and acquirer). Non-interest expenses increased only 2.1% in the quarter despite the 10.97% partial impact of the collective wage agreement on our personnel expenses. Our efficiency program has significantly helped improve this performance. Efficiency ratio in Brazil decreased cost of credit 0.1 p.p. and reached 42.1% in the quarter. R$5.2 bn In the first nine months of 2021, the recurring managerial result was up 50.0% year-on-year. +11.5% Recurring managerial return on equity was 19.0% .The positive effect of the loan portfolio 3Q21 3Q21 x 2Q21 increase, associated with the gradual change in the portfolio mix to loans of the Retail segment, led to a 3.0% rise of the financial margin with clients. Additionally, the interest rate increase positively impacted the remuneration of our own working capital and the liabilities’ margin. fees and insurance These positive effects were partially offset by lower spreads on credit products. In addition to this higher margin with clients, the financial margin with the market increased and cost of credit decreased. Both moves were driven by the unexpected volatile macroeconomic scenario that R$11.6 bn +2.1% characterized the first quarter of 2020, in addition to the good performance of the treasury 3Q21 3Q21 x 2Q21 throughout 2021. Commissions and fees and result from insurance operations rose by 5.8% year -on-year. This increase was the result of higher revenues from card issuing activities and higher gains from financial advisory services due to greater capital market activity. Another highlight was the 1.1% increase in non-interest expenses in Brazil, despite the 10.2% inflation rate in the non-interest expenses period. It is worth mentioning that we continue investing in technology and in our businesses, and our efficiency program has significantly helped improve this performance. R$12.8 bn +2.1% 3Q21 3Q21 x 2Q21 15,000 30.0% 13,000 25.0% 11,000 18.9% 19.7% Recurring Managerial 18.5% 20.0% 9,000 15.7% 16.1% Return on Average 7,000 6,398 6,543 6,779 15.0% 5,030 5,388 Equity 5,000 10.0% 3,000 19.7% 5.0% 1,000 (1,000) 0.0% 3Q20 4Q20 1Q21 2Q21 3Q21 Recurring Managerial Result Annualized Recurring Managerial Return on Average Equity (quarterly) Itaú Unibanco Holding S.A. 08

Management Discussion & Analysis Executive Summary Customer support during the crisis Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia. Loan portfolio reprofiling for individuals, very small and small companies Balances at September 30th, 2021 Portfolio (1) delinquency ratios calculated based on the total balance of the reprofilled portfolio as of September 2020. Solutions offered to customers Grace periods of up to Extended loan terms of up to New interest rate conditions 120 days for individuals and 6 years for individuals and 180 days for small and medium companies 5 years for small and medium companies 2021 Forecast Below is our revised forecast for 2021: (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Itaú Unibanco Holding S.A. 9

Management Discussion & Analysis Executive Summary Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion and Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Managerial **Financial Margin**

Highlights

- Financial margin with clients was up 4.7% in the quarter, driven by the higher average credit volume and higher number of calendar days in the quarter. Lower credit spreads were more than offset by our higher liability margin in the quarter.
- Financial margin with the market was down 3.2% in the quarter driven by lower gains from trading and banking books in Brazil, partially offset by higher treasury gains in the Latin American units.

In R$ million	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Financial Margin with Clients	17,587	16,802	4.7%	15,554	13.1%	50,561	49,067	3.0%
Financial Margin with the Market	1,928	1,991	-3.2%	1,373	40.4%	6,380	3,441	85.4%
Total	19,515	18,792	3.8%	16,928	15.3%	56,941	52,509	8.4%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions



4.3%
16.8
(1.1)
15.7
0.7
0.01
0.1
0.1
(0.3)
16.4
1.2
17.6
2Q21
Working Capital (1) and other 2Q21
Spread-Sensitive Operations 2Q21
average asset portfolio
product mix
higher number of calendar days
spreads and liabilities' margin
Latin America and other (2)
Spread-Sensitive Operations 3Q21
Working Capital (1) and other 3Q21
3Q21

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin, structured operations from the wholesale segment and credit commissions.

1. **Working capital and other (+ R$0.1 billion):** positive effect of the higher average rate on the remuneration of our own working capital.
2. **Average asset portfolio (+ R$0.7 billion):** growth in credit portfolios for both individuals and companies.
3. **Product mix (+ R$0.01 billion):** a slightly positive effect on income, since individual loan portfolios with better spreads grow at a level similar to that of portfolios of corporate loans and mortgage loans to individuals, which have lower spreads.
4. **Spreads and liabilities' margin (+ R$0.1 billion):** positive impact of the Selic interest rate on the liabilities' margin offset by the compression of spreads in the origination of products with a regulatory interest rate ceiling.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	3Q21 Average Balance (1)	3Q21 Financial Margin	3Q21 Average Rate (p.a.)	2Q21 Average Balance (1)	2Q21 Financial Margin	2Q21 Average Rate (p.a.)
Financial Margin with Clients	962,444	17,587	7.4%	926,719	16,802	7.4%
Spread-Sensitive Operations	847,859	16,359	7.8%	814,447	15,683	7.9%
Working Capital and Other	114,586	1,228	4.3%	112,271	1,119	4.0%
Cost of Credit		(5,232)			(4,692)	
Risk-Adjusted Financial Margin with Clients	962,444	12,355	5.2%	926,719	12,110	5.3%

(1) Average daily balance.



Consolidated
10.0%
9.2%
8.4%
7.5%
7.3%
7.3%
7.4%
7.4%
6.7%
3.7%
4.3%
4.4%
4.5%
5.4%
5.3%
5.2%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Brazil
11.9%
11.1%
10.2%
9.0%
8.6%
8.5%
8.6%
8.5%
8.4%
4.1%
5.2%
5.4%
6.2%
6.2%
5.9%
5.9%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

Highlights

- The increase in the cost of credit during the quarter was driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the increase in loan operations and the nominal increase in delinquency rates. In Latin America, the increase was mainly driven by foreign exchange variation in the period.
- Compared to the first nine months of 2020, the reduction in the cost of credit was driven by increased provisioning requirements in the first half of 2020, due to changes in the macroeconomic scenario and financial prospects of individuals and companies, captured by our expected loss provisioning model.

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Provision for Loan Losses	(5,526)	(4,834)	14.3%	(6,337)	-12.8%	(14,795)	(24,297)	-39.1%
Recovery of Loans Written Off as Losses	857	733	16.9%	981	-12.7%	2,275	2,386	-4.6%
Result from Loan Losses	**(4,670)**	**(4,101)**	**13.9%**	**(5,356)**	**-12.8%**	**(12,520)**	**(21,911)**	**-42.9%**
Impairment	21	(8)	-361.2%	(346)	-106.1%	61	(631)	-109.6%
Discounts Granted	(583)	(583)	0.1%	(617)	-5.5%	(1,575)	(1,633)	-3.6%
Cost of Credit	**(5,232)**	**(4,692)**	**11.5%**	**(6,319)**	**-17.2%**	**(14,035)**	**(24,175)**	**-41.9%**

Cost of credit increased by R$540 million from the previous quarter, which was driven by the higher provision for loan losses in the Retail business segment in Brazil, because of provisioning requirements driven by the growth in loan portfolio and the nominal increase in delinquency rates for longer overdue periods. Additionally, provision for loan losses increased in Latin America, mainly driven by foreign exchange variation in the period.

Cost of credit was down R$10,141 million from the first nine months of 2020. This change was driven by changes in the macroeconomic scenario and the financial prospects of individuals and companies in the first half of 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses in the period.

Cost of Credit


R$ millions
3.0
2.8
1.9
2.1
2.2
6,319
617
346
5,356
6,033
445
832
4,756
4,111
409
3,750
-48
4,692
583
8
4,101
5,232
583
4,670
-21
3Q20
4Q20
1Q21
2Q21
3Q21
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
3.8
3.2
2.4
2.6
3.0
6,337
1,076
99
5,162
5,641
2,335
4,645
-1,339
4,435
522
4,219
-306
4,834
368
427
4,039
5,526
652
165
4,710
3Q20
4Q20
1Q21
2Q21
3Q21
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, provisions for loan losses increased in the Retail business segment in Brazil, due to the provisioning requirements in the quarter, driven by the growth in loan portfolio and the nominal increase in delinquency rates for longer overdue periods. Provisions for loan losses were reversed in the Wholesale business segment in Brazil, with no concentration in any specific client or sector. In Latin America, the provision for loan losses increase was mainly due to foreign exchange variation in the period.

Recovery of Loans Written off as Losses


R$ millions
981
885
686
733
857
3Q20
4Q20
1Q21
2Q21
3Q21

The increase from the previous quarter was mainly driven by both the Wholesale and the Retail business segments in Brazil. During the quarter, the sale of portfolios already written off as losses in the amount of R$670 million generated a positive impact of R$93 million on the recovery of loans and of R$51 million on recurring managerial result.

Itaú Unibanco Holding S.A.

13

Management Discussion & Analysis
Income Statement Analysis
Itaú

Loan Portfolio by Risk Level


Brazil[1]
Consolidated
Total Allowance for Loan Losses (R$ million)
39,915
35,879
37,329
51,140
47,810
46,501
Loan Portfolio by Risk Level
50.5%
52.3%
52.7%
48.7%
50.6%
51.5%
30.8%
30.0%
29.6%
26.8%
26.8%
26.8%
5.3%
5.9%
6.3%
10.2%
9.0%
9.1%
5.7%
5.1%
5.0%
6.2%
6.3%
6.3%
7.7%
8.1%
7.3%
Sep-20
Jun-21
Sep-21
Sep-20
Jun-21
Sep-21
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of June 2021, the allowance for loan losses and financial guarantees provided was down by 2.7%. This decrease was recorded in Latin America mainly driven by the restructuring of a specific credit, thus demanding lower provisioning.

R$ millions


51,140
52,158
51,244
47,810
46,501
18,004
17,742
17,714
17,128
16,557
932
754
802
742
746
32,204
33,662
32,728
29,940
29,198
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to a 100% provision and loans which are not subject to a 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided.

R$ millions

Allocation of the Total Allowance by Type of Risk - Consolidated


Sep-21
12,565
10,484
23,452
46,501
Jun-21
10,866
12,167
24,777
47,810
Sep-20
11,147
11,021
28,971
51,140
Overdue operations
11,147
10,866
12,565
1,509
721
8,917
1,964
527
8,375
2,272
909
9,384
Sep-20
Jun-21
Sep-21
Provision < 100%
1,518
44%
548
3,467
Fully Provisioned
754
361
56%
5,917
Aggravated risk rating
11,021
12,167
10,484
1,587
2,628
6,807
3,366
2,826
5,975
1,969
2,605
5,910
Sep-20
Jun-21
Sep-21
Renegotiations
1,179
2,471
80%
4,760
Overdue
791
20%
1,150
134
Potential Loss
28,971
24,777
23,452
8,128
7,042
13,801
6,601
2,210
15,966
4,930
1,912
16,609
Sep-20
Jun-21
Sep-21
Retail - Brazil[1]
Wholesale - Brazil[1]
Latin America[2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.
14

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights • The NPL 90 days overdue ratio (NPL 90) increased by 30 basis points from the previous quarter, driven by the deterioration of the credit quality in Latin America and in the corporate segment in Brazil. In both cases, the increase was due to the rollover of specific clients that were already adequately provisioned. The ratio for the individuals segment remained stable, reaching the lowest level since the merger between Itaú and Unibanco. • The NPL 15 to 90 days overdue ratio (NPL 15-90) decreased in all segments in the quarter. The ratio for Latin America and the corporate segment in Brazil decreased due to the rollover of specific clients to longer overdue periods. For the individuals segment in Brazil, the highlight is the shorter overdue period in payroll loans and mortgage loans. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 2.5 19.9 2.0 1.8 2.0 17.2 16.9 1.7 16.3 16.0 15.1 1.9 1.8 2.0 1.9 12.7 13.7 13.9 14.1 1.7 3.9 3.0 2.8 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 2.4 2.6 2.4 Nonperforming Loans over 90 days—Total Nonperforming Loans over 90 days—Brazil¹ 2.0 1.7 1.9 1.7 1.8 • Nonperforming loans—90 days—Total: a 17.4% increase in total 1.6 1.4 1.1 1.3 nonperforming loans portfolio from the previous quarter. For 0.8 0.7 0.6 0.5 individuals and very small, small and middle-market companies in 0.2 Brazil, this growth was in line with the portfolio increase. For the Sep-20 Total Dec-20 Mar-21 Brazil¹ Jun-21 Sep-21 corporate segment in Brazil and Latin America, this growth was due to Latin America² Individuals specific clients. Very Small, Small and Middle Market Companies Corporate NPL Ratio (%) | over 90 days The total ratio for NPL 15-90 days for both Brazil and Latin America decreased from the previous quarter. In Brazil, the shorter overdue 2.7 2.7 2.8 period in payroll loans and mortgage loans led to a decrease in the 2.6 2.7 ratio for individuals. This ratio decreased for very small, small and 2.6 middle-market companies, due to the better credit quality of recent 2.2 2.3 2.3 2.3 vintages. The ratio for the corporate segment decreased from the previous quarter, due to the migration of specific clients to NPL 90. In 3.6 3.6 Latin America, the decrease in the ratio for NPL 15-90 was driven by 4.3 4.2 3.9 2.5 2.6 2.6 the rollover of a specific client to NPL 90. 1.7 1.4 1.5 1.4 2.0 1.2 1.3 1.1 Sep-20 0.5 Dec-20 0.4 Mar-21 0.4 Jun-21 0.3 Sep-21 Total Brazil¹ Individuals Corporate Very Small, Small and Middle Market Companies Latin America² Both the total ratio for NPL 90 days and that for Brazil increased from the previous quarter. In Brazil, the ratio for the individuals segment remained stable, reaching the lowest level since the merger between Itaú and Unibanco. The ratio for very small, small and middle-market companies also remained stable. The ratio for the corporate segment increased due to the rollover of specific clients that were already adequately provisioned. In Latin America, the increase was driven by a specific client that was already adequately provisioned becoming delinquent for over 90 days. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15

Management Discussion & Analysis
Income Statement Analysis
Itaú

Coverage Ratio | 90 days


339%
320%
298%
283%
234%
106%
112%
111%
106%
99%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Total
Total (Expanded)


1013%
952%
835%
922%
355%
470%
519%
443%
430%
235%
234%
315%
282%
264%
254%
253%
236%
230%
224%
221%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Total - Brazil¹
Latin America ex-Brazil
Retail Banking - Brazil
Wholesale Banking - Brazil

The 4,900 basis point decrease in the total coverage ratio was driven by specific clients in Latin America and Wholesale business in Brazil that were already adequately provisioned becoming delinquent for over 90 days. Excluding the effect of these specific clients, the total coverage ratio would have been 260%. However, the provision recognized due to the change in the macroeconomic scenario from the second half of March on, as captured by our expected loss provisioning model, maintains an adequate level of the coverage ratio.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off


R$ millions
5,261
4,467
5,167
4,894
4,123
0.8%
0.6%
0.7%
0.7%
0.6%
3Q20
4Q20
1Q21
2Q21
3Q21
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased by 15.8% compared to the previous quarter. This reduction occurred in all segments. The ratio of written-off operations to the total average loan portfolio balance also decreased compared to the last quarters, driven both by the write-off reduction and the loan portfolio increase.

NPL Creation over Credit Portfolio(*)


1.7%
1.4%
1.3%
1.3%
0.9%
0.8%
0.9%
0.6%
1.0%
0.4%
0.3%
0.6%
0.8%
0.1%
0.1%
0.6%
0.1%
0.0%
0.2%
0.1%
3Q20
4Q20
1Q21
2Q21
3Q21
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

Compared to the previous period, the increase was mainly driven by the higher volume of NPL 90-day loans of specific clients in Latin America and Wholesale business in Brazil. The ratio for the Retail business in Brazil remained stable, driven by the portfolio quality.

(*) The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loans Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
32.4
32.0
32.7
32.2
31.1
36.3
35.9
36.9
36.2
35.0
3.9
4.0
4.2
4.0
3.9
1.7
1.7
1.6
1.5
1.5
9.8
9.9
9.6
9.1
8.9
8.1
8.4
9.1
9.6
9.2
1.1
1.1
1.3
1.4
1.3
11.8
10.9
11.1
10.6
10.1
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The decrease of 3.5% in renegotiated loan operations was recorded for both individuals and companies, and the highlight were loan operations less than 90 days overdue at the time of renegotiation. The decrease in better quality loan portfolio led to the increase in the coverage ratio and NPL 90 ratio in the quarter.


32.6%
34.8%
36.1%
37.3%
38.5%
8.9%
16.2%
21.0%
22.1%
22.7%
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Itaú Unibanco Holding S.A.
16

Management Discussion & Analysis | Income Statement Analysis

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees were up 2.1% from the second quarter driven by: (i) a 8.1% increase in asset management, with a special mention to higher gains from performance rates in fund management fees; (ii) a 4.5% increase in revenue from current account services, mainly in corporate packages, driven by increased client base and higher average fees; (iii) a 6.4% increase in revenue from credit and debit cards, driven by higher revenues from issuing and acquiring activities, partially offset by lower gains from annual fees and higher volume of bonus points awarded by rewards programs in issuing activities.
- Compared to the first nine months of 2021, commissions and fees and result from insurance operations were up 5.8%. The highlights were: (i) a 12.4% increase in revenue from card issuing activities, driven by higher revenues from credit and debit cards, partially offset by lower revenues from annual fees and credit limit fees; (ii) a 21.7% increase in advisory and brokerage services, driven by higher volumes in the capital market activity, partially offset by lower revenues from the investment in XP Inc, due to the spin-off carried out on May 31, 2021.

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Credit and Debit Cards	**3,257**	**3,062**	**6.4%**	**2,836**	**14.9%**	**9,206**	**8,371**	**10.0%**
Card Issuance	2,570	2,429	5.8%	2,194	17.2%	7,265	6,464	12.4%
Acquiring	687	633	8.6%	642	7.0%	1,941	1,907	1.8%
Current Account Services	**1,877**	**1,797**	**4.5%**	**1,919**	**-2.2%**	**5,485**	**5,715**	**-4.0%**
Asset Management	**1,531**	**1,416**	**8.1%**	**1,322**	**15.8%**	**4,283**	**4,115**	**4.1%**
Fund Management Fees	1,340	1,224	9.5%	1,159	15.6%	3,711	3,622	2.5%
Consórcio Administration Fees	190	191	-0.4%	162	17.4%	571	492	16.1%
Advisory Services and Brokerage	**970**	**1,386**	**-30.0%**	**1,245**	**-22.1%**	**3,590**	**2,951**	**21.7%**
Advisory Services and Brokerage	970	1,090	-11.0%	837	16.0%	2,843	2,053	38.5%
Result of investment in XP Investimentos	—	296	—	408	—	748	898	-16.8%
Credit Operations and Guarantees Provided	**695**	**665**	**4.5%**	**575**	**20.9%**	**1,973**	**1,700**	**16.1%**
Collection Services	**510**	**496**	**2.8%**	**480**	**6.3%**	**1,488**	**1,370**	**8.6%**
Other	**388**	**379**	**2.4%**	**359**	**8.0%**	**1,149**	**986**	**16.5%**
Latin America (ex-Brazil)	**842**	**786**	**7.1%**	**730**	**15.4%**	**2,448**	**2,168**	**12.9%**
Commissions and Fees	**10,070**	**9,986**	**0.8%**	**9,465**	**6.4%**	**29,622**	**27,375**	**8.2%**
Result from Insurance Operations[1]	1,499	1,344	11.5%	1,629	-8.0%	4,312	4,690	-8.0%
Total	**11,569**	**11,330**	**2.1%**	**11,094**	**4.3%**	**33,934**	**32,065**	**5.8%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from credit and debit card issuing activities was up 5.8% from the previous quarter and 17.2% on a year-on-year basis, driven by higher transaction volumes. These higher volumes both from the previous quarter and on a year-on-year basis were partially offset by lower gains from annual fees and higher volume of points awarded in the relationship program.

Revenue from acquiring activities was up 8.6% from the second quarter of 2021, driven by higher prepayment revenue and higher revenue from credit and debit cards. The 7.0% increase year-on-year was due to higher prepayment revenue and higher revenue from both credit and debit cards.

Card Issuance Activities

Transaction Volume
3Q21

R$163.9 billion
▲ + 11.7% (vs. 2Q21)
▲ + 26.6% (vs. 3Q20)

credit
▲ + 12.0% (vs. 2Q21)
▲ + 28.3% (vs. 3Q20)

debit
▲ + 10.7% (vs. 2Q21)
▲ + 21.7% (vs. 3Q20)


R$ millions
32.5
35.6
38.2
29.7
30.6
31.1
129,502
146,787
163,892
33,706
37,056
41,015
95,796
109,731
122,877
3Q20
2Q21
3Q21
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

Transaction Volume
3Q21

R$161.7 billion
▲ + 10.4% (vs. 2Q21)
▲ + 23.5% (vs. 3Q20)

credit
▲ + 11.5% (vs. 2Q21)
▲ + 26.9% (vs. 3Q20)

debit
▲ + 8.8% (vs. 2Q21)
▲ + 18.4% (vs. 3Q20)


R$ millions
1,349
1,305
1,275
130,959
146,461
161,740
51,929
56,486
61,462
79,030
89,975
100,278
3Q20
2Q21
3Q21
Credit Card Transactions Volume
Debit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Itaú

Current Account Services

Revenue from current account services was up 4.5% from the previous quarter, driven by revenue from corporate packages, due to increased client base and fee adjustments.

On a year-on-year basis and in the year-to-date, revenue from current account services was down 2.2% and 4.0%, mainly driven by lower revenue from the transfer of funds, due to the fee exemption beginning in November 2020 and the launch of PIX, the Brazilian Central Bank fast-payment solution.

Asset Management

• Fund Management

Fund management fees were up 9.5% from the second quarter of 2021, driven by higher revenues from performance fees and up 15.6% on a year-on-year basis, driven by higher performance fees and volume.

Managed Portfolio and Investment Funds


R$ billions
+8.8%
+1.0%
1,343
1,387
1,407
1,446
1,460
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

Consórcio administration fees remained relatively stable from the previous quarter, recording a slight decrease of 0.4%. These fees were up 17.4% and 16.1% on a year-on-year basis and compared to the nine first months of 2020, respectively, driven by higher production in these periods.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided was up 4.5% from the second quarter of 2021, driven by higher volumes, mainly in vehicle financing.

Revenue from loan operations and financial guarantees provided increased 20.9% on a year-on-year basis and 16.1% from the nine first months of 2020, driven by the increase in volume of vehicle financing and mortgage loan operations.

Collection Services

Revenue from collection services was up 2.8% from the second quarter of 2021, driven by higher volumes due to the growth of economic activity.

This revenue was up 6.3% and 8.6% compared to the same quarter and the same nine first months of the previous year, respectively, driven by higher volumes.

Advisory Services and Brokerage

Revenue from advisory and brokerage services increased by R$639 million in the first nine months of 2021 on a year-on-year basis, even with exit from the investment in XP, which was taken into account through May 31, 2021; in comparison with the second quarter of 2021, were down 30.0%, driven by lower volumes and the exit from the investment in XP, already mentioned.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$25,181 million in the year-to-date, and were ranked first in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: in the year-to-date, we have entered into 59 transactions (including Block Trade) with a volume of R$20,892 million, being ranked first in the Dealogic ranking.

Mergers and Acquisitions: in the year-to-date, we have provided financial advisory services on 35 transactions in Brazil, totaling R$160,446 million, being ranked first in the Dealogic ranking.

Itaú Unibanco Holding S.A.

18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by the increase in earned premiums and in revenues from premium bonds, due to higher sales, by the recognition of a provision based on the liability adequacy test carried out in the second quarter of 2021 and by lower retained claims.
- Compared to the first nine months of 2020, the decrease in the result from insurance, pension plan and premium bonds in the quarter was driven by higher retained claims, impacted by the COVID-19 pandemic which affected the entire insurance market, by lower financial margin and by the recognition of a provision based on the liability adequacy test carried out in the second quarter of 2021.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Earned Premiums	1,235	1,167	5.8%	1,095	12.8%	3,533	3,359	5.2%
Revenues from Pension Plan	(13)	(83)	-84.0%	(8)	64.1%	(110)	(30)	268.3%
Revenues from Premium Bonds	125	100	25.3%	92	35.7%	310	261	19.1%
Managerial Financial Margin	(84)	19	-	148	-	(48)	139	-
Commissions and Fees	547	523	4.4%	536	1.9%	1,582	1,581	0.1%
Earnings of Affiliates	115	120	-4.2%	133	-13.7%	332	412	-19.3%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,924**	**1,846**	**4.2%**	**1,996**	**-3.6%**	**5,599**	**5,722**	**-2.1%**
Retained Claims	(417)	(497)	-16.1%	(363)	14.9%	(1,271)	(1,014)	25.4%
Insurance Selling Expenses	(7)	(4)	68.7%	(4)	69.3%	(16)	(19)	-14.9%
Result from Insurance, Pension Plan and Premium Bonds	**1,499**	**1,344**	**11.5%**	**1,629**	**-8.0%**	**4,312**	**4,690**	**-8.0%**
Recurring Managerial Result	**547**	**506**	**8.0%**	**687**	**-20.5%**	**1,629**	**1,951**	**-16.5%**

The increase in the result from insurance, pension plan and premium bonds operations in the quarter was driven by: (i) an increase in earned premiums in all recurring insurance portfolios, and in revenues from premium bonds, due to higher sales; (ii) the liability adequacy test carried out in the previous quarter; and (iii) a decrease in retained claims, due to the lower effects of the COVID-19 pandemic in the quarter.

Compared to the first nine months of 2020, the worsening of the COVID-19 pandemic led to an increase in retained claims in the period, mainly in the life, mortgage, credit life and family protection insurance portfolios. Additionally, the financial margin decreased in the period and, as a result of the liability adequacy test carried out in the second quarter of 2021, a provision constitution was necessary. These effects led to the decline in the result from insurance, pension plan and premium bonds in the period.

Earned Premiums Breakdown


R$ millions
1,095
1,123
1,131
1,167
1,235
7.1%
10.0%
6.2%
14.7%
15.6%
46.4%
7.1%
10.3%
5.8%
14.0%
16.2%
46.7%
7.0%
10.8%
5.7%
13.5%
16.2%
46.8%
6.9%
11.7%
4.6%
13.4%
16.0%
47.4%
7.1%
11.5%
5.2%
13.2%
15.9%
47.1%
3Q20
4Q20
1Q21
2Q21
3Q21
Life and Personal Accidents
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
33.1%
30.3%
31.5%
42.6%
33.8%
363
340
356
497
417
16.0%
13.2%
48.9%
14.5%
6.2%
13.2%
51.1%
13.6%
10.3%
54.4%
10.9%
10.3%
6.6%
53.2%
11.9%
9.3%
7.4%
54.2%
3Q20
4Q20
1Q21
2Q21
3Q21
Life and Personal Accidents
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	3Q21	3Q20	Δ
Earned Premiums	1,172	1,031	13.7%
Retained Claims	(370)	(316)	17.0%
Selling Expenses	(6)	(3)	78.1%
Underwriting Margin	**797**	**712**	**11.9%**
Managerial Financial Margin	14	5	164.5%
Commissions and Fees	139	123	12.7%
Other Income and Expenses [1]	(492)	(384)	27.8%
Recurring Managerial Result	**459**	**456**	**0.5%**
Recurring Return on Allocated	**73.0%**	**81.4%**	**-8.4 p.p.**
Combined Ratio	**62.4%**	**59.4%**	**3.0 p.p.**

The recurring insurance activities include bancassurance products related to life, property, credit life and third party insurance policies. In the third quarter of 2021, earned premiums increased by 13.7%, mainly due to higher sales of life, mortgage and protected card insurance policies, and commissions and fees also increased, driven by higher sales of third-party insurance policies, on a year-on-year basis. On the other hand, as well as the entire insurance market, retained claims increased, due to the worsening of the COVID-19 pandemic and higher non-interest expenses. The sum of these effects led to a 0.5% increase in the results of recurring insurance activities in the period.

[1] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activities. Previously this was treated as a Pension Plan product.

Itaú Unibanco Holding S.A.
19

Management Discussion & Analysis Income Statement Analysis Non-interest Expenses Highlights • Non-interest expenses increased by 2.1% compared to the previous quarter. Personnel expenses increased driven by the effects of the collective wage agreement, including a 10.97% adjustment to salary and benefits beginning in September, and by higher profit sharing expenses. Administrative expenses also increased, mainly, due to advertising and third-party service expenses. • Strategic cost management led to a 1.1% increase in expenses in Brazil from the first nine months of 2020, despite the 10.2% inflation rate (IPCA) in the period. The growth in expenses in Latin America, mainly driven by the foreign exchange variation, resulted in a 2.7% increase in total non-interest expenses. In R$ millions 3Q21 2Q21 D 3Q20 D 9M21 9M20 D Personnel Expenses (5,284) (5,000) 5.7% (4,796) 10.2% (15,203) (14,034) 8.3% Compensation, Charges and Social Benefits (3,757) (3,653) 2.8% (3,732) 0.7% (11,021) (10,755) 2.5% Management and Employees’ Profit Sharing (1) (1,470) (1,315) 11.7% (1,015) 44.8% (4,037) (3,115) 29.6% Employee Terminations (31) (18) 70.2% (34) -8.5% (93) (114) -18.6% Training (27) (13) 103.2% (15) 75.3% (52) (51) 3.5% Administrative Expenses (4,177) (3,883) 7.6% (4,083) 2.3% (12,051) (12,126) -0.6% Third-Party and Financial System Services, Security and Transportation (1,595) (1,501) 6.3% (1,584) 0.7% (4,639) (4,683) -0.9% Data Processing and Telecommunications (813) (808) 0.6% (871) -6.7% (2,449) (2,510) -2.4% Facilities and Materials (701) (655) 7.1% (692) 1.3% (1,998) (2,085) -4.2% Depreciation and Amortization (587) (675) -13.0% (643) -8.8% (1,938) (1,905) 1.7% Advertising, Promotions and Publications (398) (146) 173.2% (214) 85.9% (763) (650) 17.4% Other (83) (99) -16.2% (79) 5.1% (264) (291) -9.5% Provision Expenses (371) (582) -36.3% (769) -51.8% (1,468) (2,274) -35.5% Provision for lawsuits civil (187) (206) -9.0% (148) 26.5% (576) (533) 8.0% Provision for labor claims (148) (374) -60.5% (537) -72.5% (840) (1,615) -48.0% Provision for tax and social security obligations (11) (14) -18.6% (5) 135.9% (27) (26) 2.3% Other risks (25) 11 -318.8% (79) -68.8% (26) (100) -74.3% Operating Expenses (983) (986) -0.3% (968) 1.5% (2,873) (2,772) 3.6% Selling—Credit Cards (649) (699) -7.2% (516) 25.8% (2,007) (1,772) 13.3% Contingencies, Claims and Other (333) (286) 16.6% (452) -26.2% (866) (1,001) -13.5% Other Tax Expenses (2) (87) (99) -12.6% (95) -8.9% (277) (304) -8.7% Total—Brazil (10,900) (10,550) 3.3% (10,711) 1.8% (31,872) (31,510) 1.1% Latin America (ex-Brazil) (3) (1,919) (2,011) -4.6% (1,967) -2.4% (5,953) (5,333) 11.6% Total (12,819) (12,560) 2.1% (12,678) 1.1% (37,825) (36,843) 2.7% (1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation. Non-interest expenses were up in the quarter, driven by: (I) higher Compared to the first nine months of 2020, non-interest expenses personnel expenses, driven by the effects of the negotiation of the were up 1.1% in Brazil. During the period, our efficiency program saved collective wage agreement, including a 10.97% adjustment to salary approximately R$1.4 billion, more than offsetting the investment of and benefits beginning in September, and by higher profit sharing R$1.1 billion in technology and business. Personnel expenses increased, expenses; and (II) higher administrative expenses, due to marketing driven by the inclusion of ZUP’s results in the net income as from the campaigns carried out in the media in the period and to higher third- second quarter of 2020, by the effects of the negotiation of the party service expenses. Provision expenses reduced impacted by the collective wage agreement and by the increase in profit sharing reversal of provisions for lawsuits already ruled final and non- expenses. Operating expenses were also higher, driven by the increase appealable. In Latin America, non-interest expenses decreased driven in expenses related to credit card commissions, due to the higher by the foreign exchange variation in the period. transaction volume. In Latin America, expenses increased driven by foreign exchange variations during the period. Number of Employees - in thousands 96.9 96.5 97.1 98.3 98.8 98.8 thousand 12.1 12.1 12.1 12.0 11.9 employees at the end of the 3Q21 0.5 0.6 0.6 0.7 0.7 + 0.5% (3Q21/2Q21) + 1.9% (3Q21/3Q20) 73.8 72.9 72.6 72.6 72.6 As part of our commitment to speeding up our digital transformation 11.8 13.0 13.6 process, we have hired additional personnel for the technology area, 10.5 11.0 leading our workforce to increase by 1.9% year-on-year. Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 ZUP and IT team Brazil (ex-Tech team) Abroad (ex-Latin America) Latin America Note: Includes all the employees of companies controlled by the Bank. Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio

Efficiency Ratio:


48.0
49.4
44.6
44.5
44.0
45.4
47.0
43.2
42.2
42.1
45.7 43.8
47.1 45.0
47.1 45.1
46.6 44.4
45.6 43.6
3Q20
4Q20
1Q21
2Q21
3Q21
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 10 basis points year-on-year. During the period, non-interest expenses were up 2.6%, whereas revenue increased by 3.3%.

Non-interest expenses in Brazil


3Q20
4Q20
1Q21
2Q21
3Q21
-4.2%
-0.3%
-0.8%
2.5%
1.8%
-7.2%
-4.6%
-6.5%
-5.4%
-7.7%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Non-interest expenses in Brazil were up 1.8% year-on-year. During the same period, the inflation rate was 10.2% (IPCA). Therefore, the actual decrease in the third quarter of 2021, adjusted for inflation, was 7.7%.

Branches Efficiency Ratio in 3Q21

Brick and Mortar Branches	Digital Branches
72.4%	31.5%

Change, highlighting investments

9M21 vs. 9M20


In R$ billions
R$0.7 bi
(36.8)
5.3
(31.5)
(0.6)
(0.6)
(32.6)
1.4
(0.6)
(0.1)
(31.9)
(6.0)
(37.8)
9M20
Latin America
9M20 Brazil
investment in technology
investment in business
Brazil with investments 9M21
efficiency program
transactional
other
Brazil 9M21
Latin America
9M21

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 4.0% year-on-year, driven by the closure of brick and mortar branches.


45,889
45,556
45,319
45,420
45,472
23,676
23,798
23,618
23,798
24,075
1,066
1,071
1,076
1,070
1,068
572
570
562
560
576
20,575
20,117
20,063
19,992
19,753
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Brazil
ESB
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 2.9% in the number of brick and mortar branches in Brazil.


4,431
4,336
4,334
4,326
4,319
195
195
195
197
202
3,127
3,041
3,041
3,041
3,035
664
656
654
649
646
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network[*]

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
106	298	273	2,608	585

(*) In September 2021. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were up 4.1% in the quarter and 2.0% in the last 12 months, mainly due to increases in the quarter of 10.8% in short-term interbank investments, 9.8% in financial instruments and derivatives and 6.7% in loan operations. Permanent assets were up 11.0% in the quarter, mainly driven by the acquisition of the payroll management of the Minas Gerais state, recognized as intangible assets.
- Deposits received under securities repurchase agreements were up 12.6% and deposits were up 3.2% in the quarter. Deposits grew by 7.0% in the last 12 months, and the highlights were the increases of 15.3% in demand deposits, 8.8% in savings deposits and 4.1% in time deposits.

Assets (In R$ millions, end of period)	3Q21	2Q21	Δ	3Q20	Δ
Current and Long-term Assets	**2,125,454**	**2,042,795**	**4.0%**	**2,076,800**	**2.3%**
Cash	42,222	39,837	6.0%	47,069	-10.3%
Interbank Investments	241,985	218,463	10.8%	380,301	-36.4%
Securities	661,803	657,745	0.6%	552,261	19.8%
Derivative Financial Instruments	77,652	70,738	9.8%	75,914	2.3%
Interbank and Interbranch Accounts	152,791	152,396	0.3%	131,195	16.5%
Loan, Lease and Other Loan Operations	725,667	680,307	6.7%	642,431	13.0%
Other Assets	223,334	223,309	0.0%	247,628	-9.8%
Permanent Assets	**29,425**	**26,507**	**11.0%**	**36,632**	**-19.7%**
Total Assets	**2,154,879**	**2,069,302**	**4.1%**	**2,113,431**	**2.0%**

Liabilities (In R$ millions, end of period)	3Q21	2Q21	Δ	3Q20	Δ
Current and Long-Term Liabilities	**2,001,458**	**1,919,454**	**4.3%**	**1,967,861**	**1.7%**
Deposits	818,734	793,501	3.2%	765,019	7.0%
Deposits Received under Securities Repurchase Agreements	281,805	250,190	12.6%	315,624	-10.7%
Funds from Acceptances and the Issue of Securities	132,616	127,625	3.9%	139,782	-5.1%
Interbank and Interbranch Accounts	73,820	74,251	-0.6%	60,848	21.3%
Borrowing and Onlending	93,309	85,777	8.8%	91,073	2.5%
Bonds	70,767	65,701	7.7%	78,426	-9.8%
Provisions	16,745	17,160	-2.4%	16,256	3.0%
Allowance for Financial Guarantees Provided and Loan Commitments	4,621	4,300	7.5%	4,243	8.9%
Technical Provisions for Insurance	218,544	221,664	-1.4%	218,584	0.0%
Other Liabilities	290,497	279,285	4.0%	278,006	4.5%
Deferred Income	**3,268**	**3,207**	**1.9%**	**3,203**	**2.0%**
Minority Interest in Subsidiaries	**10,805**	**10,617**	**1.8%**	**11,808**	**-8.5%**
Stockholders' Equity	**139,348**	**136,025**	**2.4%**	**130,559**	**6.7%**
Total Liabilities and Equity	**2,154,879**	**2,069,302**	**4.1%**	**2,113,431**	**2.0%**

Assets and liabilities denominated in foreign currencies

We have a foreig-exchange risk-management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	3Q21	2Q21	Δ
Investments Abroad	65,264	60,169	8.5%
Net Foreign Exchange Position (Except Investments Abroad)	(87,600)	(83,048)	5.5%
Total	**(22,336)**	**(22,879)**	**-2.4%**
Total in US$	**(4,106)**	**(4,574)**	**-10.2%**

The net foreign exchange position, including the tax effects on the net balances of other assets and liabilities denominated in foreign currencies, is the result of low levels of exposure to exchange variations. The increase in foreign investments is driven by the foreign-exchange variation during the period.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individual loan portfolio was up 8.6% in the quarter. In the third quarter, we maintained mortgage loans at their highest level of production, with a 12.2% increase. Also noteworthy are the increases in (i) credit cards, driven by the recovery of economic activity and commercial changes in our product offering; and (ii) vehicle financing associated with higher demand, mainly for used vehicles. • The company’s loan portfolio increased by 5.8% in the quarter and 7.4% in the 12-month period, with significant increases in (i) export and import financing; (ii) vehicle financing, as a result of higher client demand; and (iii) working capital due to government-backed credit lines granted through the National Support Program for Micro and Very Small Businesses (Pronampe) and the Investment Guarantee Fund (Fundo Garantidor de Investimentos – FGI). Credit Portfolio by Product In R$ billion, end of period 3Q21 2Q21 D 3Q20 D Individuals—Brazil (1) 302.8 278.9 8.6% 236.9 27.8% Credit Card Loans 97.0 88.3 9.8% 77.5 25.1% Personal Loans 37.4 35.2 6.3% 35.8 4.6% Payroll Loans (2) 61.2 59.1 3.5% 50.8 20.5% Vehicle Loans 28.1 25.8 9.1% 21.5 30.8% Mortgage Loans 79.1 70.5 12.2% 51.3 54.2% Rural Loans 0.0 0.0 0.0% 0.0 23.5% Companies—Brazil (1) 264.6 250.0 5.8% 246.4 7.4% Working Capital (3) 168.8 163.4 3.3% 153.4 10.1% BNDES/Onlending 7.4 7.5 -1.2% 9.4 -21.6% Export/Import Financing 55.7 48.5 14.9% 57.5 -3.1% Vehicle Loans 17.0 15.2 11.7% 11.0 54.2% Mortgage Loans 4.6 4.5 2.2% 4.7 -2.8% Rural Loans 11.0 10.9 1.4% 10.3 7.1% Latin America (4) 200.2 194.9 2.7% 206.1 -2.9% Total without Financial Guarantees Provided 767.5 723.8 6.0% 689.3 11.3% Financial Guarantees Provided 77.1 78.1 -1.2% 71.0 8.6% Total with Financial Guarantees Provided 844.6 801.9 5.3% 760.3 11.1% Corporate Securities (5) 117.7 107.2 9.8% 86.7 35.8% Total Risk 962.3 909.1 5.9% 847.0 13.6% (1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Credit Concentration Corporate Credit Portfolio with Financial Guarantees by Business Sector Largest debtors, as of September 30, 2021 In R$ billions, end of period 3Q21 2Q21 Only 12.4% of the credit risk is concentrated on the 100 26.1% Public Sector 4.5 3.6 largest debtors. 2.8% Private Sector 448.4 436.1 3.2% Real Estate 31.3 30.3 In R$ billions Risk* Risk / Total credits Risk / Total assets 1.5% Transportation 29.1 28.7 Largest debtor 6.1 0.7% 0.3% 7.7% Agribusiness and fertilizers 25.7 23.9 10 Largest debtors 30.5 3.6% 1.4% -0.6% Food and beverages 25.6 25.7 20 Largest debtors 45.5 5.4% 2.1% -5.5% Energy and water treatment 19.8 21.0 50 Largest debtors 8.8% 3.5% 3.3% Banks and financial institutions 18.8 18.2 74.5 100 Largest debtors 12.4% 4.8% -0.8% Vehicles and auto parts 17.1 17.2 104.4 0.6% Petrochemicals and chemicals 14.8 14.7 (*) Including Financial Guarantees Provided. 6.8% Infrastructure work 11.6 10.8 Credit Portfolio without Financial Guarantees 15.9% Steel and metallurgy 11.3 9.8 Provided by Vintage 0.9% Pharmaceuticals and cosmetics 11.2 11.1 6.2% Electronics and IT 10.6 10.0 689 724 768 2.0% Oil and gas 9.6 9.4 In R$ billions 3.7% Telecommunications 9.3 9.0 30.8% 31.4% 32.9% 0.1% Mining 8.7 8.7 q = <-5 6.4% 2.2% Entertainment and tourism 8.5 8.3 q—4 4.5% 7.6% 6.7% 9.9% 6.5% Capital assets 7.5 7.1 8.2% 7.9% 14.3% Construction materials 7.4 6.5 q—3 9.9% 8.1% 15.1% 11.6% 15.7% Wood & Furniture 6.5 5.6 10.7% q—2 1.0% Services—Other 51.8 51.3 q—1 32.8% 32.4% 33.0% 4.1% Commerce—Other 34.0 32.7 19.2% Industry—Other 12.3 10.3 Actual quarter (q) 0.0% Other 65.7 65.8 3T20 2T21 3T21 3Q20 2Q21 3Q21 3.0% Total 452.8 439.6 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio[1] (individuals and companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Sep-21	32.0%	20.2%	26.1%	12.4%	9.3%
Sep-20	32.7%	21.4%	21.6%	15.1%	9.1%
Sep-14	30.5%	20.5%	15.5%	15.8%	17.6%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Sep-21	47.5%	52.5%
Sep-20	52.6%	47.4%
Sep-14	66.4%	33.6%

Payroll loans

R$61.2 bn as of September 30, 2021

▲ + 3.5% (vs. Jun-21) ▲ + 20.5% (vs. Sep-20)

The payroll loan portfolio for INSS pensioners was up 1.6% from the end of June 2021.

Portfolio by origination (%)
3rd Quarter of 2021


51%
49%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
3rd Quarter of 2021


7.7
5.3
48.2
INSS
Private sector
Public sector

Mortgage loans[2]

R$83.7 bn as of September 30, 2021

▲ + 11.6% (vs. Jun-21) ▲ + 49.4% (vs. Sep-20)

94.5% of the mortgage portfolio is **individuals**

99.8% **guaranteed** by fiduciary alienation

Originations
3rd Quarter of 2021

R$14.3 bn

▲ + 140.1% (vs. 3Q20)

88.1% of total **mortgage credit** is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real estate property.

Vintage (quarterly average): 54.7%

Portfolio: 45.7%

Corporate loans

R$125.6 bn as of September 30, 2021

▲ + 1.3% (vs. Jun-21) ▼ - 3.1% (vs. Sep-20)

In the third quarter of 2021, credit origination[3] for corporate loans decreased 11% when compared to the last quarter, due to the higher use of the capital market as source of funds by companies. In relation to the year-on-year basis, origination decreased 7%.

Credit cards

R$97.0 bn as of September 30, 2021

▲ + 9.8% (vs. Jun-21) ▲ + 25.1% (vs. Sep-20)


8.9%
7.9%
83.2%
6.3%
8.4%
85.4%
6.7%
8.5%
84.8%
Sep-20
Jun-21
Sep-21
Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes nonperforming loans more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$28.1 bn as of September 30, 2021

▲ + 9.1% (vs. Jun-21) ▲ + 30.8% (vs. Sep-20)

Originations
3rd Quarter of 2021

R$6.1 bn

▲ + 30.7% (vs. 3Q20)

Average Term	% Average Down Payment	Average Ticket
46 months	41%	R$41.6 thousand

Loan-to-value

Vintage (quarterly average): 56.7%

Portfolio: 60.9%

Very small, small and middle market

R$139.0 bn as of September 30, 2021

▲ + 10.2% (vs. Jun-21) ▲ + 19.1% (vs. Sep-20)

In the third quarter of 2021, credit origination[3] for very small, small and middle-market companies increased 22% when compared to the last quarter and decreased 10% year-on-year.

The 10.2% growth in the quarter, occurred in customers with higher billing in the segment and in vehicles for companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A.

24

Management Discussion & Analysis | Balance Sheet
Itaú

Funding

Highlights

- Funding from clients increased 3.3% in the quarter. In the last 12 months the growth was 5.7%, driven by (i) demand deposits, which were up 15.3%, (ii) savings deposits, which were up 8.8% and (iii) time deposits, which were up 4.1%. This growth is associated with the positive flow of funds.
- The assets under management grew by 2.5% in the quarter. In the last 12 months the growth was 11.3%, driven by increases of 10.2% in own products and 17.0% in open platform, year-on-year.

In R$ millions, end of period	3Q21	2Q21	Δ	3Q20	Δ
Funding from Clients (A)	**887,784**	**859,263**	**3.3%**	**839,765**	**5.7%**
Demand Deposits	147,389	136,318	8.1%	127,827	15.3%
Savings Deposits	187,562	184,228	1.8%	172,391	8.8%
Time Deposits	479,987	469,647	2.2%	460,926	4.1%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	21	474	-95.6%	2,729	-99.2%
Funds from Bills[1] and Structured Operations Certificates	72,825	68,596	6.2%	75,891	-4.0%
Other Funding (B)	**193,422**	**182,486**	**6.0%**	**199,180**	**-2.9%**
Onlending	10,608	10,578	0.3%	11,464	-7.5%
Borrowing	82,701	75,199	10.0%	79,609	3.9%
Securities Obligations Abroad	59,792	59,030	1.3%	63,891	-6.4%
Other[2]	40,321	37,680	7.0%	44,215	-8.8%
Portfolio Managed and Investment Funds (C)	**1,497,092**	**1,478,407**	**1.3%**	**1,377,413**	**8.7%**
Total (A) + (B) + (C)	**2,578,298**	**2,520,156**	**2.3%**	**2,416,358**	**6.7%**

Assets under Management	**2,077,768**	**2,027,726**	**2.5%**	**1,867,200**	**11.3%**
Own Products	**1,739,837**	**1,692,860**	**2.8%**	**1,578,374**	**10.2%**
Open Platform	**337,931**	**334,866**	**0.9%**	**288,826**	**17.0%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 82.3% in the third quarter of 2021.


76.8%
76.7%
77.5%
80.7%
82.3%
66.3%
66.5%
67.8%
69.5%
71.0%
In R$ Billions
039
897
689
1,069
927
711
1,089
952
738
1,042
897
724
1,081
933
768
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A.
25

Management Discussion & Analysis | Capital and Risk

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On September 30, 2021, our Tier I Capital ratio reached 12.9%, consisting of 11.3% Common Equity Tier I and of 1.6% Additional Tier I. Disregarding the prudential adjustments and the foreign exchange effects, Tier I Capital Ratio stood at 13.5%.


13.5%
1.6%
11.9%
Tier I
Jun-21
0.4%
Net income in the quarter
-0.4%
Credit Risk-Weighted Assets - Portfolio
-0.3%
Prudential and Equity Adjustments
-0.3%
Foreign exchange variation
12.9%
1.6%
11.3%
Tier I
Sep-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 2.9% driven by the net income for the period and issue of Tier II subordinated debt, partially offset by the payment of mandatory minimum dividends.

RWA: increase of R$46,566 million. The higher amount of credit risk-weighted assets (RWA_{CPAD}) was mainly due to the increase in loan portfolio and foreign exchange rate variation in the period.

BIS ratio: decrease of 20 basis points, mainly driven by foreign exchange variation in the period and prudential adjustments. In September 2021, our BIS ratio was 4.075 p.p. above the minimum required with capital buffers (10.625%).

In R$ million, end of period	3Q21	2Q21
Common Equity Tier I	123,547	124,964
Tier I (Common Equity + Additional Capital)	141,409	141,674
Referential Equity (Tier I and Tier II)	161,099	156,561
Total Risk-weighted Assets (RWA)	1,095,194	1,048,628
Credit Risk-weighted Assets (RWA_{CPAD})	986,309	941,021
Operational Risk-weighted Assets (RWA_{OPAD})	86,512	82,026
Market Risk-weighted Assets (RWA_{MINT})	22,373	25,581
Common Equity Tier I Ratio	11.3%	11.9%
Tier I Capital Ratio	12.9%	13.5%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	14.7%	14.9%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 171.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Sep-21	Jun-21
HQLA	315,791	324,440
Potential Cash Outflows	184,568	179,322
LCR (%)	171.1%	180.9%

Net Stable Funding Ratio (NSFR)

The NSFR was 120.6% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Sep-21	Jun-21
Available Stable Funding	978,802	949,811
Required Stable Funding	811,430	774,165
NSFR (%)	120.6%	122.7%

For 2021, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	3Q21	2Q21
VaR by Risk Factor		
Interest Rates	1,038	974
Currency	12	11
Shares on the Stock Exchange	52	60
Commodities	3	3
Diversification Effects	(609)	(569)
Total VaR	496	479
Maximum VaR in the quarter	564	507
Average VaR in the quarter	481	376
Minimum VaR in the quarter	358	252

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A.
26

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- Recurring managerial result was down 2.7% in the quarter due to higher cost of credit. This negative effect was partially offset by (i) increase in financial margin, mainly due to higher volume of credit, and (ii) increase in commissions and fees, due to the increase in revenue from current account services and revenue from issuing and acquiring activities.
- Recurring managerial result was up 66.2% year-on-year. Financial margin increased due to higher volume of credit. Commissions and fees increased and the highlights were higher gains from card issuing activities and loan operations. Additionally, cost of credit was down 7.8%.

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ
Operating Revenues	**19,033**	**18,214**	**4.5%**	**17,433**	**9.2%**
Managerial Financial Margin	10,779	10,344	4.2%	9,761	10.4%
Commissions and Fees	6,428	6,115	5.1%	5,913	8.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,825	1,755	4.0%	1,759	3.7%
Cost of Credit	**(4,646)**	**(3,969)**	**17.1%**	**(5,040)**	**-7.8%**
Retained Claims	**(417)**	**(494)**	**-15.7%**	**(360)**	**15.6%**
Other Operating Expenses	**(10,148)**	**(9,784)**	**3.7%**	**(9,927)**	**2.2%**
Income before Tax and Minority Interests	**3,822**	**3,966**	**-3.6%**	**2,105**	**81.5%**
Income Tax and Social Contribution	**(1,391)**	**(1,423)**	**-2.3%**	**(660)**	**110.9%**
Minority Interests in Subsidiaries	**(61)**	**(108)**	**-43.7%**	**(20)**	**204.1%**
Recurring Managerial Result	**2,369**	**2,435**	**-2.7%**	**1,426**	**66.2%**
Recurring Return on Average Allocated Capital	**20.4%**	**21.0%**	**- 0.6 p.p.**	**12.5%**	**7.9 p.p.**
Efficiency Ratio (ER)	**51.1%**	**51.9%**	**-0.8 p.p.**	**55.0%**	**- 3.9 p.p.**

Loan Portfolio (R$ billion)



+ 9.0%
+ 28.1%
292.9
316.5
322.1
344.0
375.0
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)



276
512
882
3Q19
3Q20
3Q21

[1] Internet, mobile and SMS on Retail Bank.

Share of Transactions
through digital channels*

	3Q21	3Q20	3Q19
Credit	38%	24%	20%
Investments	55%	50%	47%
Payments	86%	85%	80%

*Note: Share of digital channels in the total volume (R$) of transactions in the Retail Business segment.

27

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 8.5% growth in the recurring managerial result in the quarter was driven by lower cost of credit and increase in financial margin and in commissions and fees, and the highlight was the higher gains from performance fees in revenues from fund management.
- Recurring managerial result was up 39.8% year-on-year, driven by higher financial margin, due to higher volume of credit, by higher revenues from investment banking operations and by lower cost of credit.

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ
Operating Revenues	**9,568**	**9,286**	**3.0%**	**8,211**	**16.5%**
Managerial Financial Margin	5,878	5,681	3.5%	4,966	18.4%
Commissions and Fees	3,613	3,530	2.4%	3,067	17.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	77	75	2.2%	178	-56.7%
Cost of Credit	**(586)**	**(723)**	**-18.9%**	**(1,279)**	**-54.2%**
Retained Claims	**(1)**	**(3)**	**-78.2%**	**(3)**	**-74.5%**
Other Operating Expenses	**(4,401)**	**(4,334)**	**1.5%**	**(4,235)**	**3.9%**
Income before Tax and Minority Interests	**4,581**	**4,226**	**8.4%**	**2,695**	**70.0%**
Income Tax and Social Contribution	**(1,697)**	**(1,422)**	**19.4%**	**(813)**	**108.7%**
Minority Interests in Subsidiaries	**(141)**	**(276)**	**-48.9%**	**80**	**-275.8%**
Recurring Managerial Result	**2,743**	**2,528**	**8.5%**	**1,962**	**39.8%**
Recurring Managerial Return on Average Allocated Capital	**19.7%**	**17.6%**	**2.1 p.p.**	**13.1%**	**6.6 p.p.**
Efficiency Ratio (ER)	**42.7%**	**43.7%**	**-1.0 p.p.**	**49.2%**	**-6.5 p.p.**

Loan Portfolio (R$ billion)


- 1.0%
+ 3.3%
396.4
394.1
415.8
379.9
392.5
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

Assets under management - ANBIMA ranking (R$ billion)


+ 0.7%
- 4.2%
741.8
752.7
753.5
779.8
746.9
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Assets under management (Itaú Unibanco e Intrag)

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	3Q21	2Q21	Δ	3Q20	Δ
Operating Revenues	**2,907**	**3,125**	**-7.0%**	**2,745**	**5.9%**
Managerial Financial Margin	2,857	2,768	3.2%	2,201	29.8%
Commissions and Fees	28	341	-91.7%	485	-94.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	22	16	37.5%	59	-63.4%
Cost of Credit	**0**	**0**	**-**	**0**	**-**
Other Operating Expenses	**(258)**	**(327)**	**-21.0%**	**(136)**	**89.7%**
Income before Tax and Minority Interests	**2,649**	**2,798**	**-5.3%**	**2,609**	**1.5%**
Income Tax and Social Contribution	**(915)**	**(1,130)**	**-19.1%**	**(955)**	**-4.3%**
Minority Interests in Subsidiaries	**(68)**	**(88)**	**-23.1%**	**(11)**	**543.3%**
Recurring Managerial Result	**1,667**	**1,579**	**5.5%**	**1,643**	**1.4%**
Recurring Return on Average Allocated Capital	**21.3%**	**18.3%**	**3.0 p.p.**	**28.5%**	**-7.2 p.p.**
Efficiency Ratio (ER)	**4.0%**	**5.1%**	**-1.1 p.p.**	**3.1%**	**0.9 p.p.**

Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Activities Abroad

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 95.1% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 11.1%.

Brazil[1] (In R$ million, end of period)

	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Operating Revenues	**28,065**	**27,245**	**3.0%**	**25,427**	**10.4%**	**81,388**	**76,572**	**6.3%**
Managerial Financial Margin	16,922	16,205	4.4%	14,696	15.1%	48,629	45,644	6.5%
Financial margin with clients	15,609	14,682	6.3%	13,616	14.6%	44,337	43,510	1.9%
Financial margin with the Market	1,313	1,524	-13.9%	1,080	21.5%	4,292	2,134	101.1%
Commissions and Fees	9,228	9,200	0.3%	8,735	5.6%	27,174	25,207	7.8%
Revenues from Insurance[2]	1,915	1,840	4.1%	1,996	-4.1%	5,585	5,722	-2.4%
Cost of Credit	**(4,656)**	**(4,386)**	**6.2%**	**(5,363)**	**-13.2%**	**(12,749)**	**(21,781)**	**-41.5%**
Provision for Loan Losses	(4,875)	(4,466)	9.2%	(5,261)	-7.3%	(13,254)	(21,618)	-38.7%
Impairment	21	(8)	-361.2%	(346)	-106.1%	61	(631)	-109.6%
Discounts Granted	(536)	(533)	0.4%	(611)	-12.3%	(1,467)	(1,619)	-9.4%
Recovery of Loan Loans Written Off as Losses	733	622	17.9%	856	-14.3%	1,912	2,087	-8.4%
Retained Claims	**(418)**	**(497)**	**-16.0%**	**(363)**	**15.1%**	**(1,271)**	**(1,014)**	**25.4%**
Other Operating Expenses	**(12,788)**	**(12,336)**	**3.7%**	**(12,221)**	**4.6%**	**(37,212)**	**(36,220)**	**2.7%**
Non-interest expenses	(10,826)	(10,505)	3.1%	(10,658)	1.6%	(31,685)	(31,336)	1.1%
Tax Expenses and Other[3]	(1,961)	(1,831)	7.1%	(1,564)	25.4%	(5,528)	(4,884)	13.2%
Income before Tax and Minority Interests	**10,203**	**10,026**	**1.8%**	**7,480**	**36.4%**	**30,155**	**17,558**	**71.8%**
Income Tax and Social Contribution	**(3,684)**	**(3,788)**	**-2.7%**	**(2,605)**	**41.4%**	**(11,387)**	**(5,165)**	**120.5%**
Minority Interests in Subsidiaries	**(74)**	**(127)**	**-42.0%**	**(31)**	**140.2%**	**(320)**	**(135)**	**136.9%**
Recurring Managerial Result	**6,445**	**6,112**	**5.4%**	**4,844**	**33.0%**	**18,448**	**12,258**	**50.5%**
Share	**95.1%**	**93.4%**	**1.7 p.p.**	**96.3%**	**-1.2 p.p.**	**93.6%**	**93.2%**	**0.3 p.p.**
Return on Average Equity - Annualized	**20.5%**	**19.5%**	**1.1 p.p.**	**16.8%**	**3.7 p.p.**	**19.6%**	**14.4%**	**5.2 p.p.**

Latin America (In R$ million, end of period)

	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M20	Δ
Operating Revenues	**3,444**	**3,379**	**1.9%**	**2,962**	**16.3%**	**10,774**	**9,033**	**19.3%**
Managerial Financial Margin	2,593	2,587	0.2%	2,232	16.2%	8,312	6,865	21.1%
Financial margin with clients	1,977	2,120	-6.7%	1,938	2.0%	6,224	5,558	12.0%
Financial margin with the Market	615	467	31.7%	293	109.7%	2,088	1,307	59.8%
Commissions and Fees	842	786	7.1%	730	15.4%	2,448	2,168	12.9%
Revenues from Insurance[2]	8	5	54.0%	-	-	14	-	-
Cost of Credit	**(576)**	**(306)**	**88.2%**	**(956)**	**-39.8%**	**(1,286)**	**(2,394)**	**-46.3%**
Provision for Loan Losses	(652)	(368)	77.1%	(1,076)	-39.5%	(1,541)	(2,679)	-42.5%
Impairment	-	-	-	-	-	-	-	-
Discounts Granted	(48)	(49)	-2.9%	(6)	715.2%	(108)	(14)	675.5%
Recovery of Loan Loans Written Off as Losses	124	111	11.3%	126	-1.8%	363	299	21.5%
Retained Claims	**1**	**(0)**	**-745.4%**	**-**	**0.0%**	**1**	**-**	**0.0%**
Other Operating Expenses	**(2,020)**	**(2,109)**	**-4.2%**	**(2,076)**	**-2.7%**	**(6,269)**	**(5,580)**	**12.3%**
Non-interest expenses	(1,993)	(2,055)	-3.0%	(2,020)	-1.4%	(6,141)	(5,507)	11.5%
Tax Expenses and Other[3]	(27)	(54)	-50.5%	(56)	-52.3%	(128)	(74)	73.2%
Income before Tax and Minority Interests	**849**	**963**	**-11.9%**	**(71)**	**-1293.4%**	**3,219**	**1,058**	**204.3%**
Income Tax and Social Contribution	**(318)**	**(188)**	**69.7%**	**177**	**-279.8%**	**(980)**	**(141)**	**596.0%**
Minority Interests in Subsidiaries	**(196)**	**(345)**	**-43.2%**	**80**	**-344.2%**	**(968)**	**(28)**	**3382.9%**
Recurring Managerial Result	**334**	**431**	**-22.4%**	**186**	**79.6%**	**1,272**	**889**	**43.0%**
Share	**4.9%**	**6.6%**	**-1.7 p.p.**	**3.7%**	**1.2 p.p.**	**6.4%**	**6.8%**	**-0.3 p.p.**
Return on Average Equity - Annualized	**11.1%**	**13.7%**	**-2.6 p.p.**	**5.7%**	**5.4 p.p.**	**13.7%**	**9.7%**	**4.0 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 8.7% (3Q21 vs. 2Q21)
- 3.6% (3Q21 vs. 3Q20)
R$5.641
R$5.002
R$5.439
3Q20
2Q21
3Q21


Colombian Peso vs. BRL
- 6.5% (3Q21 vs. 2Q21)
+ 2.8% (3Q21 vs. 3Q20)
681.66
749.63
700.77
3Q20
2Q21
3Q21


Uruguayan Peso vs. BRL
- 9.3% (3Q21 vs. 2Q21)
+ 4.6% (3Q21 vs. 3Q20)
7.53
8.69
7.88
3Q20
2Q21
3Q21


Argentine Peso vs. BRL
- 5.1% (3Q21 vs. 2Q21)
+ 34.4% (3Q21 vs. 3Q20)
13.50
19.14
18.15
3Q20
2Q21
3Q21


Chilean Peso vs. BRL
+ 1.9% (3Q21 vs. 2Q21)
+ 6.6% (3Q21 vs. 3Q20)
139.41
145.92
148.65
3Q20
2Q21
3Q21


Paraguayan Guarani vs. BRL
- 5.6% (3Q21 vs. 2Q21)
+ 2.5% (3Q21 vs. 3Q20)
1,237
1,344
1,268
3Q20
2Q21
3Q21

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in the nominal currencies.

Itaú Unibanco Holding S.A.
29

Global Footprint

We present countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail



France
England
Germany
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

* Represents the totality of our operations abroad.

Countries	Uruguay (1)	Chile	Argentina	Paraguay	Colombia (2)	Latin America (3)	Other countries	Total
Employees	1,079	5,293	1,570	1.013	2,931	11,886	683	98,764
Branches & CSBs	23	186	83	37	107	436	-	4,319
ATMs	62	401	175	308	122	1,068	-	45,472

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 34 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

	Itaú Corpbanca			Itaú Argentina			Itaú Paraguay			Itaú Uruguay		
In R$ millions (in constant currency)	3Q21	2Q21	Δ	3Q21	2Q21	Δ	3Q21	2Q21	Δ	3Q21	2Q21	Δ
Operating Revenues	**2,099**	**1,914**	**10%**	**404**	**362**	**12%**	**295**	**299**	**-1%**	**533**	**485**	**10%**
Managerial Financial Margin	1,698	1,562	9%	308	272	13%	195	219	-11%	276	250	10%
Financial Margin with Clients	1,364	1,416	-4%	248	211	17%	147	154	-5%	208	212	-2%
Financial Margin with the Market	334	147	128%	61	61	0%	48	65	-26%	68	38	78%
Commissions and Fees	401	352	14%	96	90	7%	92	75	24%	257	234	10%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	-	-	-	8	5	57%	-	-	-
Cost of Credit	**(494)**	**(183)**	**170%**	**(40)**	**(25)**	**56%**	**(20)**	**(10)**	**101%**	**(20)**	**(26)**	**-22%**
Provision for Loan Losses	(578)	(240)	141%	(40)	(25)	61%	(21)	(16)	35%	(17)	(24)	-28%
Discounts Granted	(34)	(37)	-9%	(0)	(1)	-100%	-	-	-	(6)	(6)	2%
Recovery of Loans Written Off as Losses	118	94	26%	1	1	-33%	2	6	-69%	3	4	-23%
Other Operating Expenses	**(1,231)**	**(1,207)**	**2%**	**(291)**	**(282)**	**3%**	**(135)**	**(141)**	**-5%**	**(340)**	**(320)**	**6%**
Non-Interest Expenses	(1,229)	(1,205)	2%	(239)	(237)	1%	(133)	(135)	-1%	(339)	(320)	6%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(2)	(2)	-6%	(52)	(44)	17%	(1)	(5)	-88%	(1)	(1)	-12%
Insurance Selling Expenses	-	-	-	(0)	0	-	(1)	(1)	-27%	-	-	-
Income before Tax and Minority Interests	**374**	**525**	**-29%**	**74**	**54**	**36%**	**142**	**148**	**-4%**	**173**	**138**	**25%**
Income Tax and Social Contribution	**(155)**	**(70)**	**123%**	**(24)**	**(15)**	**61%**	**(41)**	**(42)**	**-2%**	**(69)**	**(53)**	**30%**
Minority Interests in Subsidiaries (1)	**(195)**	**(313)**	**-38%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	**23**	**142**	**-84%**	**50**	**40**	**26%**	**100**	**106**	**-5%**	**104**	**85**	**22%**
Return on Average Equity - Annualized	**1.6%**	**10.0%**	**-8.3 p.p.**	**13.3%**	**8.8%**	**4.5 p.p.**	**27.4%**	**29.6%**	**-2.2 p.p.**	**19.9%**	**16.8%**	**3.1 p.p.**
Efficiency Ratio	**58.6%**	**63.0%**	**-4.4 p.p.**	**67.9%**	**74.8%**	**-7.0 p.p.**	**45.3%**	**46.1%**	**-0.8 p.p.**	**63.7%**	**66.1%**	**-2.4 p.p.**

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Lower margin with clients driven by the decrease in spread on loan operations.
- Higher margin with the market driven by the volatility of foreign exchange and local inflation rates, offset by losses from the sale of securities.
- Higher cost of credit, mainly due to the impact of foreign exchange volatility and higher level of provision of corporate clients.
- Higher revenue from insurance commissions and advisory services.

Itaú Argentina

- Higher margin with clients, mainly driven by higher volume of deposits and revenue from derivatives with clients.
- Higher cost of credit due to higher level of downgrades in the corporate segment.

Itaú Paraguay

- Lower margin with the market, driven by foreign exchange position.
- Higher revenue from services driven by results in advisory financial.
- Higher cost of credit, due to longer delays in the retail segment and downgrades in the companies segment.

Itaú Uruguay

- Higher margin with the market, driven by increased revenue from securities.
- Higher revenue from cards, advisory and account maintenance services.
- Higher personnel expenses and higher costs of credit cards.

Itaú Unibanco Holding S.A.

30

Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Our capital stock is comprised of common Market Capitalization Market Consensus (ITUB4)—09/30/21 shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Sell Buy R$283 billion US$52 billion Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York The market capitalization is the total number of outstanding shares Sell 01Hold 06 Buy 13 (common and non-voting shares) multiplied by the average price per Stock Exchange (NYSE). non-voting share on the last trading day of the period. Source: Bloomberg. On October 1, 2021, the takeover of XPart S.A. (“XPart”) by XP Inc. (“XP”) was approved at the general stockholders’ meetings of those companies. As a result, the shares of Itaú Unibanco and ADRs of Itaú Unibanco that were being traded with the right to receive securities of XPart will, instead, received (a) in the case of the majority shareholders (IUPAR and Itaúsa S.A.) and the holders of ADRs of Itaú Unibanco, Class A shares issued by XP; and (b) in the case of the other shareholders of XPart, sponsored Level I BDRs, supported by Class A shares issued by XP. Corporate Structure Chart and Free Float Participation Egydio de Souza Moreira Salles Family Non-voting Shares Free Float* Free Float Strengths of our ownership Aranha Family 100.00% Total Brazilian Investors in B3 Foreigners in NYSE ownership and control ensuring 36.73% ON 63.27% ON 36% • Family 81.90% PN 18.10% PN 26% Cia. E. Johnston de a long-term view 66.36% Total 33.64% Total 4.8 bn Participações (number of shares) 39% management team 50.00% ON Foreigners • Professional 33.47% Total in B3 50.00% ON • Broad shareholder base Itaúsa 100.00% PN IUPAR Free Float* (53.05% of our shares are free floating) 66.53% Total 39.21% ON 51.71% ON 7.77% ON 26.22% Total 99.62% PN • Strong corporate governance 0.004% PN 19.88% Total 53.05% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (Non-voting Shares) (Common Shares) (ADR) Closing price at 09/30/2021 28.93 27.00 5.27 Maximum Price During the Quarter 31.63 29.21 6.09 Average Price During the Quarter 29.69 27.07 5.63 Minimum Price During the Quarter 26.86 25.01 4.98 Closing Price at 06/30/2021 29.80 26.74 6.01 Closing Price at 09/30/2020 22.50 21.38 3.98 Change in 3Q21 -2.9% 1.0% -12.3% Change in the last 12 months 28.6% 26.3% 32.4% Average Daily Trading Volume in 3Q21—Million 1,042.1 37.9 193.4 Average Daily Trading Financial Volume in 12 months—Million 1,071.9 22.9 202.7 Shareholder base and indicators 09/30/21 06/30/21 09/30/20 Number of Shares—Million 9,804 9,804 9,804 Common Shares (ON)—Million 4,958 4,958 4,958 Non-voting Shares (PN)—Million 4,846 4,846 4,846 Treasury Shares—Million 24.2 24.2 41.7 Number of Outstanding Shares—Million 9,780 9,780 9,762 Number of Shareholders 487,811 470,918 513,451 Recurring Managerial Result per Share During the Quarter (R$) 0.69 0.67 0.52 Net Income per Share During the Quarter (R$) 0.59 0.77 0.46 Book value per Share (R$) 14.25 13.91 13.37 Price/Earnings (P/E) ¹ 10.73 11.61 11.67 Price/Book value (P/B) ² 2.03 2.14 1.68 (1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the third quarter of 2021, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the third quarter of 2021 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Sep/30/2021			Dec/31/2020	
Total Assets	**2,154,879**	**(111,870)**	**2,043,009**	**2,112,586**	**(93,334)**	**2,019,252**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,426,851	(35,089)	1,391,762	1,381,449	(12,375)	1,369,074
(-) Provision for Expected Loss at Amortized Cost [5]	(41,880)	2,629	(39,251)	(51,404)	4,353	(47,051)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	223,041	(110,614)	112,427	209,636	(99,601)	110,035
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,987)	2,895	(92)	(4,149)	4,056	(93)
Financial Assets at Fair Value Through Profit or Loss [4]	435,291	30,153	465,444	457,739	7,842	465,581
Tax Assets [7]	69,230	(7,532)	61,698	73,792	(7,148)	66,644
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	45,333	5,688	51,021	45,521	9,541	55,062
Total Liabilities	**2,004,726**	**(120,679)**	**1,884,047**	**1,964,880**	**(100,153)**	**1,864,727**
Financial Assets at Amortized Cost [3 6]	1,624,867	(113,071)	1,511,796	1,595,816	(100,175)	1,495,641
Financial Assets at Fair Value Through Profit or Loss [4]	70,982	2	70,984	79,742	(89)	79,653
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	4,703	(75)	4,628	840	3,552	4,392
Provision for Insurance and Pension Plan	215,275	1,146	216,421	220,004	996	221,000
Provisions	20,215	-	20,215	19,819	-	19,819
Tax Liabilities [7]	10,163	(2,994)	7,169	9,633	(3,922)	5,711
Other Liabilities	58,521	(5,687)	52,834	39,025	(514)	38,511
Total Stockholders' Equity	**150,153**	**8,809**	**158,962**	**147,706**	**6,819**	**154,525**
Non-controlling Interests	10,805	551	11,356	11,113	419	11,532
Total Controlling Stockholders' Equity [8]	139,348	8,258	147,606	136,593	6,400	142,993

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A. 33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Sep/30/2021	3rd Q/21	2nd Q/21	3rd Q/20	jan-sep/21	jan-sep/20
BRGAAP - Values Attributable to Controlling Stockholders	**139,348**	**5,780**	**7,560**	**4,492**	**18,754**	**11,317**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,905	262	596	25	1,127	138
(b) Adjustment to Fair Value of Financial Assets	(1,065)	(417)	248	(8)	(543)	(391)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	432	(1)	(1)	(1)	(3)	(3)
(d) Criteria for Write-Off of Financial Assets	2,008	23	48	(49)	73	(5)
(e) Financial Lease Operations	54	(12)	(9)	(25)	(33)	(94)
(f) Other adjustments	2,924	440	(38)	298	788	(1,048)
IFRS - Values Attributable to Controlling Stockholders	**147,606**	**6,076**	**8,404**	**4,732**	**20,164**	**9,914**
IFRS - Values Attributable to Minority Stockholders	11,356	319	335	367	1,190	(3,040)
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**158,962**	**6,395**	**8,739**	**5,099**	**21,354**	**6,874**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and reversal of the Amortization of Goodwill under BRGAAP. At the 2nd Q/20 it also includes the impairment of goodwill and intangible assets of Itaú Corpbanca.

[9] More details in the Complete Financial Statements for January to September, 2021.

Itaú Unibanco Holding S.A.

34

Management Discussion & Analysis Glossary Glossary Executive Summary Operating Revenues Dividends and Interest on Own Mix of Products The sum of Managerial Financial Margin, Capital Net of Taxes Change in the composition of credit risk Commissions and Fees and Result from Corresponds to the distribution of a portion assets between periods. Insurance, Pension Plan and Premium Bonds of the profits to stockholders, paid or Operations before Retained Claims and provisioned, declared and posted in Average asset portfolio Selling Expenses. Stockholders’ Equity. Includes the portfolio of credit and private securities, net of loans more than 60 days Managerial Financial Margin Market Capitalization overdue, but excluding the effects of average The sum of the Financial Margin with Obtained by multiplying the total number of exchange rate variations during the periods. Clients and the Financial Margin with outstanding shares (common and non-voting the Market. shares) by the average price per non-voting Asset spreads share on the last trading day of the period. Variations in the spreads on credit risk assets Recurring Managerial Return on Average between periods. Equity – Annualized Tier I Capital Ratio Obtained by dividing the Recurring The sum of the Common Equity Tier I and the Annualized average rate of financial margin Managerial Result by the Average Additional Tier I Capital, divided by the Total with clients Stockholders’ Equity. The resulting amount is Risk Weighted Assets. Obtained by dividing the Financial Margin multiplied by the number of periods in the with Clients by the average daily balances of year to derive the annualized rate. The Cost of Credit spread-sensitive operations, working capital calculation bases of returns were adjusted by Composed of the Result from Loan Losses, and others. This figure is divided by the the dividends proposed after the balance Impairment and Discounts Granted. number of calendar days in the quarter and sheet closing dates, which have not yet been annualized (rising to 360) to obtain the approved at the annual Stockholders’ or annual rate. Board meetings. Recurring Managerial Return on Average Managerial Financial Margin Assets – Annualized Obtained by dividing the Recurring Financial margin with clients Credit Quality Managerial Result by the Average Assets. Consists of spread-sensitive operations, working capital and others. Spread-sensitive NPL Ratio (over 90 days) Coverage Ratio operations include: (i) the margin on assets, Calculated by dividing the balance of loans Obtained by dividing the total allowance which is the difference between the amount which have been non-performing for longer balance by the balance of operations received from loan operations and corporate than 90 days by the total loan portfolio. overdue for more than 90 days. securities and the cost of money charged by Loans overdue for more than 90 days include treasury banking, and (ii) the liabilities the total balance of transactions with at least Efficiency Ratio margin, which is the difference between the one installment more than 90 days overdue. Obtained by dividing the Non-Interest cost of funding and the amount received Expenses by the sum of Managerial Financial from treasury banking. The working capital NPL Creation Margin, Commissions and Fees, Result of margin is the interest on working capital at The balance of loans that became more than Insurance, Pension Plan and Premium Bonds the SELIC interest rate. 90 days overdue during the quarter. Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes). Financial margin with the market Cost of Credit over Total Risk Includes treasury banking, which manages Calculated by dividing the Cost of Credit by Recurring Managerial Result per Share mismatches between assets and liabilities—the average value of the Loan Portfolio for Calculated based on the weighted average Asset and Liability Management (ALM), the last two quarters. number of outstanding shares for the period, terms, the rates of interest, foreign exchange including stock splits when they take place. and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. Itaú Unibanco Holding S.A. 35

Management Discussion & Analysis Glossary Results from Insurance, Pension Plan and Premium Bonds Common Equity Tier I Activities with the Market + Corporation The sum of social capital, reserves and The Activities with the Market + Corporation Underwriting Margin retained earnings, less deductions and column presents the results of the capital The sum of earned premiums, retained claims prudential adjustments. surplus, excess subordinated debt and the and selling expenses. net balance of tax assets and liabilities. It also Additional Tier I Capital includes the financial margin with the Combined Ratio Consists of instruments of aperpetual nature, market, the costs of Treasury operations, the The sum of retained claims, selling expenses, which meet the eligibility requirements. equity pickup from companies not linked to administrative expenses, other operating each segment and our interest in Porto income and expenses, tax expenses for ISS, Tier I Capital Seguro. PIS and COFINS and other taxes divided by The sum of the Common Equity Tier I and the earned premiums. Additional Tier I Capital. Our Shares Tier II Capital Credit Portfolio Consists of subordinated debt instruments Book Value per Share with defined maturity dates that meet the Calculated by dividing the Stockholders’ Loan-to-Value eligibility requirements. Equity on the last day of the period by the Ratio of the financing amount to the value of number of outstanding shares. the underlying real estate. Total Capital The sum of the Tier I and Tier II Capital. Funding Total Risk Weighted Assets Consists of the sum of the portions related Loan Portfolio over Gross Funding to the credit risk exposure (RWACPAD), the Obtained by dividing Loans by Gross Funding market risk capital requirement (RWAMINT) (Funding from Clients, Funds from and the operational risk capital requirement Acceptance and Issuance of Securities (RWAOPAD). Abroad, Borrowing and Others) at the end of the period. Currency Results by Business Includes cash, bank deposits of institutions Segment without reserve requirements, foreign currency deposits in Brazil, foreign currency Retail Business deposits abroad, and cash and cash Consists of the offering of banking products equivalents denominated in foreign currency. and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, Capital, Liquidity and mortgage loans, insurance, pension plan and Market Indicators premium bond products, and acquiring services, among others. Value at Risk (VaR) Wholesale Business A statistical metric that quantifies the Covers the activities of Itaú BBA, the unit potential economic loss to be expected in responsible for commercial operations with normal market conditions. The consolidated large companies and for investment banking VaR of Itaú Unibanco is calculated based on a services, the activities of our units abroad, Historical Simulation of the bank’s total and the products and services offered to exposure to market risk, at a confidence level high-net worth clients (Private Banking), of 99%, a historical period of four years (1000 middle market companies and institutional business days) and a holding period of one clients. day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive. Itaú Unibanco Holding S.A. 36

Pwc (A free translation of the original in Portuguese) Report of independent auditors on supplementary information To the Board of Directors and Stockholders Itau Unibanco Holding S.A. Introduction In connection with our review of the financial statements of Itau Unibanco Holding S.A. (Bank) and Itau Unibanco Holding S.A. and its subsidiaries (Consolidated) as of September 30, 2021, on which we issued an unmodified review report dated November 3, 2021, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itau Unibanco Holding S.A. and its subsidiaries for the three month period ended at September 30, 2021. Scope of the review We conducted our review hi accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regal’d to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to pennit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2021, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Sao Paulo, November 3, 2021 picewaterhouseCoopqrs Emerson Laerte da Silva Auditores Independentes Ltda. Contador CRC 1SP171O89/O-3 CRC 2SP000160/0-5 : PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, Sao Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11)3674 2000, www.pwc.com.br Itaú Unibanco Holding S.A. 37

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3Q 21 Complete financial statements in BRGAAP September 30, 2021

Management Report 9M21

Recurrent managerial income

R$ 19.7 bi

Efficiency ratio

44.4% | 42.5% Brazil

Managerial ROE

19.0% | 19.6% Brazil

Composition of recurrent managerial income per business



Credit
39%
Capital Surplus & Trading
4%
19,720 Total
57%
Services & Insurance
in millions of Reais

Non-interest expense

2.7 % VS. 9M20 | R$ 37.8 bi

Number of shareholders

in thousands



239
513
488
sep/19
sep/20
sep/21

Credit portfolio[1]

in billions of Reais



703.4
229.7
89.5
213.2
171.0
sep/19
+20.4%
847.0
237.7
122.5
264.8
222.0
sep/20
+13.6%
962.3
303.7
146.3
295.1
217.3
sep/21
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America

(1) Includes financial guarantees provided and corporate securities

Dear reader We have arrived at the 97th birthday of Itaú Unibanco in the certainty that our history is built by people with every passing day. In appreciation of everything we have learned, every achievement, during this period in which we have undergone such a transformation, our focus is still on working today for the successful future we are aiming for. As has been demonstrated since this management team took office, we are obsessed with meeting and exceeding our clients’ expectations where and how it is most convenient for them, based on the Phygital strategy that combines the advantages of physical and digital service, and on the omnichannel in which we analyze the data from integrated interaction with the clients on all channels to offer the best solutions for each necessity. Thus, we are modernizing the platforms, migrating to a micro service strategy instead of a rigid, massified structure in order to increasingly incorporate a leading-edge technology, the consequence of which is the intelligent use of the cloud. In this respect, it is important to reiterate what we have upheld from the beginning. We are a bank consisting of people, and this strategic and technological transformation depends essentially on an across-the-board change of mindset we are implementing in every area of the institution. So, in September we rolled out a pilot project of a new work format that targets the objectives mentioned while incorporating what we have learned as an organization since the onset of the coronavirus pandemic. Our proposal is for three work models used by each area according to the type of activity it is engaged in: • Hybrid rota system: determines the days and frequency for people to be physically present in the bank; • Flexible hybrid system: agrees the specific days for going to the bank, according to necessity; • In person: daily presence in the bank in the commercial, wholesale and investment bank areas with personnel available to address the client’s needs. This is our way of granting operational autonomy so that each area can decide which of the formats produces the best results and greater efficiency in its type of activity. Another important step in this context was the takeover of Emergee, a startup company specializing in agility methods. This acquisition demonstrates our intention of intensifying the work front dedicated to cultural and technological transformation undertaken by the structure of the so-called Office of Transformation comprising the People area of the bank. Amidst so many changes, we were very pleased to receive the “Incredible Places to Work” award in the banks category. The award is based on the FIA Employee Experience (FEEx) Survey that was held between February and June 2021 among more than 180,000 employees of 380 Brazilian companies. The award is of great importance to us, given the seriousness with which the survey is undertaken. For us, it indicates that we are on the right path in our efforts to make Itaú Unibanco an organization in which people like to work and where they have the opportunity for personal and professional development and growth. According to the ranking of the 150 Best Companies to Work For published by the international consulting firm Great Place to Work, we were elected the second-best company to work for in Brazil among those with over 10,000 employees. This result places Itaú Unibanco as the best-positioned bank in the ranking. 41

Digital accounts now generate automatic earnings

iti

Now, the money of iti clients earns more than savings accounts – 100% of the CDI rate and is always available for use when they so desire.

- You only have to top up the balance, nothing more
- Available at any moment's notice
- The more you leave in the account, the more it earns, free of Financial Operations Tax
- Your money is earning all through the month and you can track it on the app
- Your balance earns 100% of the CDI rate – more than savings accounts.

10 million accounts*

60%+ of clients up to the age of 35

In addition, iti has gotten ahead of the Open Finance experience with a new functionality that allows aggregate balance enquiries within the app for clients who also have accounts with Itaú. Use of the functionality depends on the client approving the sharing of information on the iti app. It is estimated that it will also soon be possible to consolidate the balances at other financial institutions and that the balance aggregator will be extended to the entire iti public when data sharing of Open Finance clients begins in Brazil.

Takeover of XPart by XP

In line with the Material Facts published on November 3 and 26 and December 31, 2020, January 31 and May 31, 2021, and the Announcements to the Market disclosed on July 27 and August 20, 2021, we wish to advise that on October 1, 2021, the takeover of XPart S.A. ("XPart") by XP Inc. ("XP") was approved at General Stockholders' Meetings of those companies.

With the approval of the takeover and the resulting extinguishment of XPart taken over by XP, the shares of Itaú Unibanco and the American Depositary Receipts – ADRs of Itaú Unibanco that were being traded with the right to receive securities of XPart , instead, received (a) in the case of the majority shareholders of IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs of Itaú Unibanco, Class A shares issued by XP, and (b) in the case of the other shareholders of XPart, sponsored Level I Brazilian Depositary Receipts – BDRs supported by Class A shares issued by XP.

Together with Fiat, we have relaunched one of the largest automotive cashbacks in the market

The Fiat Itaucard Platinum card comes with one of largest automotive cashbacks on the market, namely 10% for expenditures on the Fiat network or environment, and 5% in the case of other purchases. Each cashback point received attracts a discount of R$ 1 on the purchase of a brand new Fiat. The accumulated benefit can go as high as R$ 20,000, which can be availed as a rebate on the purchase of a new Fiat car. And in after-sales service, each point is equal to R$ 0.50, which can be used to cover the cost of scheduled Fiat checkups.

*Up to September , 2021.

42

In partnership with retailers Marisa, we have announced the new Mbank Itaucard that offers free shipping and a 10% discount on the 1st in-store purchase and on the e-commerce site of the apparel network, as well as during the month of the client’s birthday The product, which grants a discount on the first in-store purchase and on the site of the network, now offers free shipping anywhere in Brazil on purchases through the Marisa app, from R$ 199 and above, and paid for with the new card. With the Itaú Tag, the bank’s clients will be exempted from the ConectCar monthly fee In partnership with ConectCar, we have launched the Itaú Tag, an automatic toll and parking fee payment solution exempt from monthly fees, exclusive to the bank’s clients. The monthly fee exemption benefit has been available since the second fortnight of September, initially incorporated into the ConectCar tags. Beginning in November, the bank will offer its own tag. The product and the benefit are expected to be available to 60 million clients by the end of the year. We have used the rollout to strengthen the strategy of generating loyalty by providing benefits that extrapolate banking services. Under the Travessia (Crossing) Program, we have extended more than 180,000 vehicle financing contracts Since the onset of the pandemic caused by Covid-19, we have worked to reduce the economic impacts on society. The main highlight, besides participating in every measure drawn up by the government, is the creation of the Travessia Program. The initiative, ground-breaking in the financial industry, aims to give individual customers and SMEs more respite, in addition to taking a structural approach to indebtedness, guaranteeing more sustainable payment conditions by offering grace periods, extended maturity terms and occasional additional credit at reduced rates and more flexible guarantees. Specifically in the case of vehicle financing, we offered the possibility of renegotiating the agreements, extending the installments by up to 120 days. Since April, more than 180,000 clients in this segment have benefited. Itaú Pension Fund Portfolio is the latest allocation option for Brazilian investors We announced the launch of the ‘Itaú Pension Fund Portfolio’, a new investment product for clients whose capital allocation is focused on long-term returns. A single investment gives investors access to a portfolio consisting of (Brazilian and international) fixed income alternatives, Brazilian shares, global equities and gold, while also guaranteeing the traditional tax breaks offered by pension plans. Itaú Asset holds ‘1st ETF Week’ and extends the equities area to emerging markets Itaú Asset Management held the “1st EFT Week” between September 13 and 17. Transmitted on the asset management company’s YouTube channel and Instagram page, the schedule was available free to the general public, with no enrollment required, and brought together executives from key players in the financial market, such as B3, S&P Dow Jones and FTSE Russell. Focused on financial education, the purpose of the event was to introduce the segment and the variety of products available in Brazil. In addition, we highlighted the expansion of our dedicated emerging markets investment structure. In this way, we are concentrating our approach to finding the best variable income investment opportunities in Asia, Eastern Europe and Latin America. 43

We launched a fund that allows investment in four global sectors with a single investment We are making the Itaú Megatrends Shares FX available on the Itaú Asset Management platform, a thematic indexed fund that combines in a single product different investments that track the leading global trends in four segments: Technology, Healthcare, Company and the Environment. This is a significant option for those looking to diversify their long-term portfolios. The fund allocates, proportionately, to global equities, government bonds and foreign exchange in the 4 themes where the underlying investment approach favors disruptive trends . Electric bikes chalk up one year in the Itaú Bike system In September, considered as the mobility month, the Itaú Bike system operated by Tembici with the support of Itaú Unibanco chalked up one year since the arrival of electric bicycles in Rio de Janeiro city. Over those twelve months, more than 800,000 trips were registered using the model in the Rio Bike system. The sharing system debuted in the capital 10 years ago, and since then more that 24 million trips have been logged. A survey by Tembici em partnership with Labmob/UFRJ, Aliança Bike and Agência Giz revealed that the distances covered in electric bicycle trips are longer than those using conventional bicycles. Yet another innovation in mobility, with the Shared Electric Vehicle (local acronym, vec) The electric car sharing project follows the same logic as the bikes: you do not have to own an asset to have it at your disposal whenever necessary. In the pilot phase the project is being tested by 700 bank employees at stations located at the administration centers in the city of São Paulo. It is expected that during the closing months of this year and in early 2022 the service will be expanded, with additional vehicles and stations available. Four models from different manufacturers have already been incorporated into the project. With a strong emphasis on technology, the process is entirely run from a cellphone – including opening and closing the vehicle doors. We believe the vec will encourage the development of electric vehicles in Brazil and contribute to expanding the infrastructure available, including recharging points. 44

Itaú Net Zero 2050

We will reduce our emissions by 50% by 2030 and become a carbon neutral bank by 2050 our science-based target has been submitted for validation by the Science Based Targets (SBTi) initiative direct emissions

1 e 2

we are already carbon neutral

indirect emissions (financed)

scope 3

represents 99% of total emissions

measurement by the PCAF methodology[1]

R$ 434 bi Corporate and vehicle portfolio[2] on 12/31/2020

best data quality score[3]

1 (higher quality) — 3.9 — 5 (lower quality)

complexity of decarbonization

55% of wholesale financed emissions are concentrated in 35 economic groups

25 have already made voluntary decarbonization commitments

[1] Partnership for Carbon Accounting Financials (PCAF)
[2] The calculation considers Itaú's proportional participation in customer issues
[3] among banks that publicly disclosed this score

We want to be the transition bank

We will support our customers in the transition to decarbonization

- stimulate climate transition plan for customers in carbon-intensive sectors
- new products and teams dedicated to supporting the transition of customers to decarbonization
- agribusiness: pasture recovery, ecological restoration and biofuel production
- encouraging voluntary emission offset markets

Inteligência Financeira

Although having undertaken several initiatives already to support those wishing to stay abreast of with daily events in the financial market, we have just launched one more whose aim is to revolutionize the content market: The **Financial Intelligence** platform.

Itaú's independent content platform arrived in partnership with Editora Globo



Through the site, social networks or television, our clients an non-clients can stay in touch with the latest market news. The platform will initially focus on the investment market, but in the future we will extend it to other financial market-related issues.

It's the ideal place for those who already invest, but who want to do even better, and for those who want to feel more certain about starting, with access to content organized in four **editorial sections:**

find out	where to find updates about the markets, the economy, politics and business.
learn	where to look up financial glossaries and educational content.
follow	our editorial section for videos and podcasts with chats, histories (and stories) to inspire and share.
understand	editorial section soon to debut, where it will be possible to find explanations and analyses in infographics, columns and guides to deciphering the financial markets and invest better.

site IF - https://www.inteligenciafinanceira.com.br

In addition to the website, you can also find content

on @sigaif social networks: Facebook, Instagram, Twitter, LinkedIn e Youtube on the content channels of the Globo, ValorEconómica, O Globo and G1 vehicles in the weekly commercial breaks at Globonews (at the time of Jornal das Dez)

45

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions	9M21	9M20	Variation
Income information			
Operating Revenues[1]	92.2	85.6	7.7%
Managerial Financial Margin	56.9	52.5	8.4%
Financial Margin with Clients	50.6	49.1	3.0%
Financial Margin with the Market	6.4	3.4	85.4%
Commissions and Fees	29.6	27.4	8.2%
Revenues from Insurance, Pension Plans and Premium Bonds before Retained Claims and Selling Expenses	5.6	5.7	-2.1%
Cost of Credit	(14.0)	(24.2)	-41.9%
Non-interest Expenses	(37.8)	(36.8)	2.7%
Recurring Managerial Income	19.7	13.1	50.0%
Net Income	18.8	11.3	65.7%
Recurring Managerial Return on Annualized Average Equity[2]	19.0%	14.0%	500 bps

	09/30/21	09/30/20	Variation
Balance Sheet information			
Total Assets	2,154.9	2,113.4	2.0%
Total Loan Portfolio[3]	962.3	847.0	13.6%
NPL Ratio (90 days)	2.6%	2.2%	40 bps
Tier 1 Capital	12.9%	12.4%	50 bps

	9M21	9M20	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,776	9,759	0.2%
Net Income per Share - Basic - R$	1.9	1.2	65.4%
Book Value per Share - R$ (Outstanding on 09/30)	14.0	13.4	4.6%

	9M21	9M20	Variation
Others			
Branches	4,319	4,431	-2.5%
Physical and Client Service Branches (CSBs)	4,117	4,236	-2.8%
Digital Branches	202	195	3.6%
Employees (in thousands)	98.8	96.9	1.9%
Brazil	86.2	84.3	2.3%
Abroad	12.6	12.7	-0.7%

(1)TOperating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2)The return is calculated by dividing the Recurrent Managerial Return by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3)Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities.

46

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the year 2021 in relation to the same period of 2020, unless otherwise indicated. In the first nine months of 2021, our recurring book net income stood at R$ 18.8 billion, down by 65.7% over the same period of the previous year. After adjusting for exceptional items, our recurring managerial income came to R$ 19.7 billion, an increase 50.0% over the same period of the previous year. The recurring managerial return on annualized average equity was 19.0% . The highlight was growth de 13.6% in the total credit portfolio. We give below the evolution of the portfolio in the main segments: •27.8% for private individuals; •19.4% in very small, small and middle market companies in Brazil; •11.4% in large companies in Brazil; • reduction of 2.1% in the portfolio in Latin America, which would have grown by 3.6% after stripping out the impact of exchange rate variance in the period; In comparison with the first nine months of 2020, we saw growth of 6.8% in credit origination in Brazil, namely: •43.7% for private individuals; Highlights of production were: • 55.7% n vehicle financing, and •52.3% in real estate financing • 3.0% for very small, small and middle market companies; and •a reduction of 6.1% in the case of large companies. The positive effect of the growth in the portfolio, combined with the gradual change in the portfolio mix to retail sector-related loans, resulted in growth of 3.0% in net interest margin with customers. In addition, higher interest rates had a positive effect on the return on our own working capital and for the liabilities margin. These positive effects were partially offset by lower spreads on credit products. Adding to this growth in the margin with clients, we also saw an increase in net interest margin with the market and a reduction in the cost of credit. Both movements reflect the high volatility in the market during the 1st quarter of 2020. Fees from services and insurance rose by 5.8% for the year. This income was the result of higher billings in issuing credit cards and higher returns from economic and financial advisory services on account of the increased activity on the capital markets. Non-recurring interest expense rose by 1.1% in Brazil, even with accumulated inflation of 10.2% in the period. It is worth pointing out that we continue to invest in technology and in our business, and our efficiency program has made a decisive contribution to this performance. The increase of 2.7% of expenses in the consolidated figures refers to exchange rate variance of our Latin America operations. 47

The Tier 1 Capital Ratio measures the ratio of the bank’s capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events. By managing our capital we aim to optimize how we invest our shareholders’ resources while ensuring the bank’s solidness. We present below the main events that affected our ratio in the third quarter of 2021: Tier I Capital Ratio Common Equity (CET I) Additional Tier 1 Capital (AT1) On September 30, 2021, our Tier 1 Capital Ratio stood at 12.9%, 4.275 p.p. above the minimum regulatory level with capital buffers (8.625%) . Our Tier 1 Capital consists of 11.3% of Core Capital and 1.6% of Additional Tier 1 Capital. Disregarding the prudential adjustments and the foreign exchange effects, Tier I Capital Ratio stood at 13.5% . The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad. Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 58.8% in the average daily trading volume since 2019. Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions) +58.8% 2,208 1,880 1,390 1,104 1,048 B3 (Common+Preferred) 743 1.104 NYSE (ADR) 647 832 9M19 9M20 9M21 48

Additionally, our shares end the period quoted at R$ 28.93 (ITUB4 – preferred shares) and R$ 27.00 (ITUB3 –acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 20081. 523 301 300 298 257 100 Oct-08Sep-09Sep-10Sep-11Sep-12Sep-13Sep-14Sep-15Sep-16Sep-17Sep-18Sep-19Sep-20Sep-21 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Rate Ibovespa US Dollar Subsequent event: Payment of Interest on Capital We communicate that the Board of Directors, on October 14, 2021, has approved the payment of interest on capital in lieu of the monthly dividend related to November and December 2021, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%2, resulting in net interest of R$0.015 per share, based on the final stockholding positions recorded on October 29, 2021 and November 30. Payments referring to the aforementioned dates will be made on December 1, 2021 and January 3, 2022, respectively. Furthermore, the Board of Directors also approved the payment of additional interest on capital, in the amount of R$ 0.264551 per share, with income tax withholding at a rate of 15%2, resulting in net interest of R$0.224868 per share, thus resulting in the total amount of R$2,199 million to be distributed net of taxes, to be paid up to April 30, 2022. Interest will be recorded as credit to the specific account on November 26, 2021, based on the final stockholding position recorded on November 19, 2021, with shares traded “ex-rights” as of November 22, 2021. Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on October 28,2021). 1) The graph shows the evolution of investments on the day before the announcement of the merger between Itaú and Unibanco (October 31, 2008). 2) Excepted from this retention are legal entities shareholders that are proven to be immune or exempt. 49

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to September 2021, we hired from the independent auditors the amount of R$ 80,574 thousand, of which R$ 74,940 thousand correspond to external audit services. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: •Audit Related Services: February 25, March 04 and 22, July 29 and September 23 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and due diligence. – R$ 4,042 thousand (5.4% of the external audit fees). •Tax Servicers: February 05 and 25 and March 04 – Review of the calculations and tax settlement and compliance with tax regulations – R$ 630 thousand (0.8% of the external audit fees). •Other Services: February 05, May 26, June 21 and July 12 – Training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy and use of technical materials. – R$ 962 thousand (1.3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. BACEN – Circular nº 3.068/01 We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 84.2 billion, representing 11.4% of the total securities and derivative financialinstruments in September 2021. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to September 2021, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence 50

for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 51

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Marco Ambrogio Crespi Bonomi
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Alexandre de Barros
Luciana Pires Dias
Otavio Yazbek
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Artemio Bertholini

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flavio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
José Geraldo Franco Ortiz Júnior
José Virgilio Vita Neto
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

(1) Group Head of Investor Relations and Market Intelligence.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 52

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Henrique Caldeira Daré
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Eric André Altafim
Estevão Carcioffi Lazanha
Fábio Napoli

Officers (continued)
Fabio Rodrigo Villa
Felipe de Souza Wey
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luís Eduardo Gross Siqueira Cunha
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Marcelo Bevilacqua Gambarini
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Paula Magalhães Cardoso Neves
Pedro Barros Barreto Fernandes
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Wagner Bettini Sanches

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	09/30/2021	12/31/2020
Current and Non-current assets		**2,125,454**	**2,079,608**
Cash		**42,222**	**46,224**
Interbank investments	3b and 4	**241,985**	**294,486**
Money market		186,807	237,859
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,276	1,074
Interbank deposits		52,902	55,553
Securities and derivative financial instruments	3c, 3d and 5	**739,455**	**712,070**
Own portfolio		279,629	302,624
Subject to repurchase commitments		103,582	49,270
Pledged in guarantee		12,914	14,287
Securities under resale agreements with free movement		41,784	40,378
Deposited with the Central Bank of Brazil		6,946	6,016
Derivative financial instruments		77,652	76,124
Assets guaranteeing technical provisions	8b	216,948	223,371
Interbank accounts		**152,531**	**134,260**
Pending settlement		53,161	44,171
Central Bank of Brazil deposits		99,341	90,059
National Housing System (SFH)		15	13
Correspondents		14	17
Interbranch accounts		**260**	**381**
Loan, lease and other credit operations	6	**725,667**	**662,645**
Operations with credit granting characteristics	3e	767,547	710,553
(Provision for Loan Losses)	3f	(41,880)	(47,908)
Other receivables		**220,094**	**226,606**
Current tax assets		8,502	10,103
Deferred tax assets	11b I	61,400	64,080
Sundry	10a	150,192	152,423
Other assets	3g	**3,240**	**2,936**
Assets held for sale		796	870
(Valuation allowance)		(392)	(539)
Unearned reinsurance premiums		14	7
Prepaid expenses	3g and 10c	2,822	2,598
Permanent assets		**29,425**	**36,474**
Investments	3h	**6,758**	**16,202**
Investments in associates and joint ventures		6,427	15,891
Other investments		540	520
(Allowance for losses)		(209)	(209)
Real estate	3i and 13	**6,267**	**6,493**
Fixed assets		4,488	4,360
Other fixed assets		15,555	15,323
(Accumulated depreciation)		(13,776)	(13,190)
Goodwill and Intangible assets	3j, 3k and 14	**16,400**	**13,779**
Goodwill		841	989
Intangible assets		34,539	29,692
(Accumulated amortization)		(18,980)	(16,902)
Total assets		**2,154,879**	**2,116,082**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 54

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	09/30/2021	12/31/2020
Current and Non-current liabilities		**2,001,458**	**1,965,213**
Deposits	**3b and 7b**	**818,734**	**809,010**
Demand deposits		147,389	134,805
Savings deposits		187,562	179,470
Interbank deposits		3,303	3,430
Time deposits		479,987	491,234
Other deposits		493	71
Deposits received under securities repurchase agreements	**3b and 7c**	**281,805**	**280,541**
Own portfolio		102,567	48,470
Third-party portfolio		121,630	156,602
Free portfolio		57,608	75,469
Funds from acceptances and issuance of securities	**3b and 7d**	**132,616**	**136,638**
Real estate, mortgage, credit and similar notes		72,227	73,108
Foreign loans through securities		59,792	62,571
Funding from structured operations certificates		597	959
Interbank accounts		**62,275**	**51,202**
Pending settlement		59,367	50,862
Correspondents		2,908	340
Interbranch accounts		**11,545**	**7,945**
Third-party funds in transit		10,846	7,896
Internal transfer of funds		699	49
Borrowing and onlending	**3b and 7e**	**93,309**	**83,200**
Borrowing		82,701	71,744
Onlending		10,608	11,456
Derivative financial instruments	**3d and 5f**	**70,767**	**79,599**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**218,544**	**223,469**
Allowance for financial guarantees provided and loan commitments	**6c**	**4,621**	**4,250**
Provisions	**9b**	**16,745**	**16,250**
Other liabilities		**290,497**	**273,109**
Current tax liabilities	3n, 3p and 11c	10,907	9,357
Deferred tax liabilities	11b II	2,726	3,845
Subordinated debt	7f	78,996	74,916
Sundry	10d	197,868	184,991
Deferred income	**3q**	**3,268**	**3,163**
Total stockholders' equity of controlling shareholders	**15**	**139,348**	**136,593**
Capital		90,729	97,148
Capital reserves		2,118	2,323
Revenue reserves		51,406	40,734
Other comprehensive income	3c and 3d	(4,377)	(2,705)
(Treasury shares)		(528)	(907)
Non-controlling interests	15e	10,805	11,113
Total stockholders' equity		**150,153**	**147,706**
Total liabilities and stockholders' equity		**2,154,879**	**2,116,082**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 55

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 a 30/06/2021	01/01 a 30/06/2020
Income related to financial operations		**104,344**	**111,811**
Loan, lease and other credit operations		66,780	62,267
Securities and derivative financial instruments		31,289	43,193
Financial income related to insurance, pension plan and premium bonds operations		2,936	1,843
Foreign exchange operations		1,253	2,666
Compulsory deposits		2,086	1,842
Expenses related to financial operations		**(53,022)**	**(82,628)**
Money market		(31,063)	(49,446)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(3,096)	(1,755)
Borrowing and onlending		(18,863)	(31,427)
Income related to financial operations before loan losses		**51,322**	**29,183**
Result of provision for loan losses	6	**(9,544)**	**(21,817)**
Expenses for provision for loan losses		(11,875)	(24,379)
Income related to recovery of credits written off as loss		2,331	2,562
Gross income related to financial operations		**41,778**	**7,366**
Other operating revenues / (expenses)		**(12,909)**	**(12,350)**
Commissions and banking fees	10e	31,683	29,105
Result from insurance, pension plan and premium bonds operations		2,365	2,539
Personnel expenses	10f	(18,168)	(16,247)
Other administrative expenses	10g	(15,485)	(16,250)
Provision expenses	9b	(2,997)	(2,354)
Provision for lawsuits civil		(619)	(620)
Provison for labor claims		(2,274)	(1,614)
Provison for tax and social security obligations		(24)	(14)
Other risks		(80)	(106)
Tax expenses	3p and 11a II	(6,006)	(3,931)
Equity in earnings of associates, joint ventures and other investments		1,194	1,082
Other operating revenues		1,982	1,327
Other operating expenses	10h	(7,477)	(7,621)
Operating income		**28,869**	**(4,984)**
Non-operating income	2d	**836**	**430**
Income before taxes on income and profit sharing		**29,705**	**(4,554)**
Income tax and social contribution	3p and 11a I	**(9,769)**	**14,615**
Due on operations for the period		(7,095)	(9,618)
Related to temporary differences		(2,674)	24,233
Profit sharing – Management Members - Statutory	16b	**(139)**	**(70)**
Non-controlling interests	15e	**(1,043)**	**1,326**
Net income		**18,754**	**11,317**
Earnings per share - Basic	18		
Common		1.92	1.16
Preferred		1.92	1.16
Earnings per share - Diluted	18		
Common		1.91	1.16
Preferred		1.91	1.16
Weighted average number of outstanding shares - Basic	18		
Common		4,958,290,359	4,958,290,359
Preferred		4,817,789,069	4,800,376,702
Weighted average number of outstanding shares - Diluted	18		
Common		4,958,290,359	4,958,290,359
Preferred		4,855,597,089	4,833,530,654

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 56

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Consolidated net income 19,797 9,991 Financial assets at available for sale (2,115) (1,693) Change in fair value (4,751) (2,935) Tax effect 2,188 1,250 (Gains) / losses transferred to income statement 814 (15) Tax effect (366) 7 Hedge 630 (4,066) Cash flow hedge 5f V 516 604 Change in fair value 963 1,167 Tax effect (447) (563) Hedge of net investment in foreign operation 5f V 114 (4,670) Change in fair value 148 (8,769) Tax effect (34) 4,099 Remeasurements of liabilities for post-employment benefits (*) 3 32 Remeasurements 19 4 57 Tax effect (1) (25) Foreign exchange variation in foreign investments (190) 5,194 Total other comprehensive income (1,672) (533) Total comprehensive income 18,125 9,458 Comprehensive income attributable to the owners of the parent company 17,082 10,784 Comprehensive income attributable to non-controlling interests 1,043 (1,326) (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 57

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Note 15)

(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	17	-	-	-	-	-	-	384	2,748	3,132
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	(183)	-	(183)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,748	2,748
Other	-	-	-	(64)	-	-	-	-	-	(64)	-	(64)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	47	47	-	47
Total comprehensive income	-	-	-	-	(1,693)	32	5,194	(4,066)	11,317	10,784	(1,326)	9,458
Consolidated net income	-	-	-	-	-	-	-	-	11,317	11,317	(1,326)	9,991
Other comprehensive income	-	-	-	-	(1,693)	32	5,194	(4,066)	-	(533)	-	(533)
Appropriations:												
Legal reserve	-	-	-	566	-	-	-	-	(566)	-	-	-
Statutory reserves	-	-	-	8,030	-	-	-	-	(8,030)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(2,251)	(2,251)	(475)	(2,726)
Interest on capital	-	-	-	-	-	-	-	-	(517)	(517)	-	(517)
Balance at 09/30/2020	**97,148**	**(907)**	**1,996**	**35,289**	**(431)**	**(1,306)**	**7,168**	**(8,398)**	**-**	**130,559**	**11,808**	**142,367**
Change in the period	**-**	**367**	**17**	**(1,279)**	**(1,693)**	**32**	**5,194**	**(4,066)**	**-**	**(1,428)**	**947**	**(481)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Transactions with owners	-	379	(18)	-	-	-	-	-	-	361	(1,293)	(932)
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(211)	-	-	-	-	-	-	(211)	-	(211)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	(1,293)	(1,293)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	(9,920)
Other	-	-	-	(15)	-	-	-	-	-	(15)	-	(15)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and interest on capital	-	-	-	-	-	-	-	-	101	101	-	101
Total comprehensive income	-	-	-	-	(2,192)	3	(167)	606	18,754	17,004	1,043	18,047
Consolidated net income	-	-	-	-	-	-	-	-	18,754	18,754	1,043	19,797
Other comprehensive income	-	-	-	-	(2,192)	3	(167)	606	-	(1,750)	-	(1,750)
Appropriations:												
Legal reserve	-	-	-	926	-	-	-	-	(926)	-	-	-
Statutory reserves	-	-	-	12,987	-	-	-	-	(12,987)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,320)	(1,320)	(58)	(1,378)
Interest on capital	-	-	-	-	-	-	-	-	(3,622)	(3,622)	-	(3,622)
Balance at 09/30/2021	**90,729**	**(528)**	**2,118**	**51,406**	**(1,643)**	**(1,528)**	**6,083**	**(7,289)**	**-**	**139,348**	**10,805**	**150,153**
Change in the period	**(6,419)**	**379**	**(205)**	**10,672**	**(2,115)**	**3**	**(190)**	**630**	**-**	**2,755**	**(308)**	**2,447**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 58

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Adjusted net income 46,129 48,019 Net income 18,754 11,317 Adjustments to net income: 27,375 36,702 Share-based payment (149) (110) Adjustment to fair value of securities and derivative financial instruments (assets / liabilities) (2,803) (2,475) Effects of changes in exchange rates on cash and cash equivalents (2,464) 15,852 Provision for loan losses 6c 11,875 24,379 Interest and foreign exchange income related to operations with subordinated debt 16,210 24,183 Change in technical provisions for insurance, pension plan and premium bonds 7,339 7,447 Depreciation and amortization 3,749 3,717 Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social 359 698 security lawsuits and other risks 9b Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks 9b 3,052 2,358 Interest income related to deposits in guarantee 9b (245) (272) Deferred taxes (excluding hedge tax effects) 4,488 (4,676) Equity in earnings of associates, joint ventures and other investments (1,194) (1,082) Income from foreign exchange and income related to available for sale securities (10,654) (21,587) Income from foreign exchange and income related to held to maturity securities (4,242) (9,530) Income from sale of available for sale financial assets 814 (876) Income from sale of investments, assets held for sale and fixed assets (575) (144) Income from non-controlling interests 15e 1,043 (1,326) Other 772 146 Change in assets and liabilities 12,570 22,467 (Increase) / decrease in assets Interbank investments 50,199 (125,759) Securities and derivative financial instruments (assets / liabilities) 16,632 (22,689) Compulsory deposits with the Central Bank of Brazil (9,282) 3,294 Interbank and interbranch accounts (assets / liabilities) 5,805 7,678 Loan, lease and other credit operations (75,106) (119,458) Other receivables and other assets 12,041 (16,932) (Decrease) / increase in liabilities Deposits 9,724 257,959 Deposits received under securities repurchase agreements 1,264 45,786 Funds from acceptances and issuance of securities (4,022) (3,787) Borrowing and onlending 10,109 14,680 Technical provision for insurance, pension plan and premium bonds (12,475) (9,458) Provisions and Other liabilities 12,640 (4,105) Deferred income 105 505 Payment of income tax and social contribution (5,064) (5,247) Net cash provided by / (used in) operating activities 58,699 70,486 Dividends / Interest on capital received from associates and joint ventures 466 428 Funds received from sale of available for sale securities 14,600 25,887 Funds received from redemption of held to maturity securities 14,461 8,363 (Purchase) / Disposal of Assets held for sale 316 531 Disposal of Investments 2d 10,708 10 Disposal of Fixed assets 150 322 Termination of Intangible asset agreements 35 5 (Purchase) of Available for sale securities (44,676) (31,588) (Purchase) of Held to maturity securities (27,643) (881) (Purchase) of Investments (50) (55) (Purchase) of Fixed assets (940) (1,085) (Purchase) of Intangible assets 14 (6,178) (2,642) Net cash provided by / (used in) investing activities (38,751) (705) Subordinated debt obligations raisings 8,229 3,149 Subordinated debt obligations redemptions (20,359) (9,850) Change in non-controlling interests (1,279) 2,748 Partial spin-off 2d (9,920) -Income from delivery of treasury shares 15a 510 494 Dividends and interest on capital paid to non-controlling interests (72) (475) Dividends and interest on capital paid (5,825) (11,113) Net cash provided by / (used in) financing activities (28,716) (15,047) Net increase / (decrease) in cash and cash equivalents (8,768) 54,734 Cash and cash equivalents at the beginning of the period 99,458 62,152 Effects of changes in exchange rates on cash and cash equivalents 2,464 (15,852) Cash and cash equivalents at the end of the period 3a 93,154 101,034 Cash 42,222 47,069 Interbank deposits 7,728 8,118 Securities purchased under agreements to resell—Collateral held 43,204 45,847 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 59

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Income 133,480 142,951 Financial operations 106,158 131,367 Commissions and Banking Fees 10e 31,683 29,105 Result from insurance, pension plan and premium bonds operations 2,365 2,539 Result from loan losses 6 (9,544) (21,817) Other 2,818 1,757 Expenses (61,222) (90,989) Financial operations (53,022) (82,628) Other (8,200) (8,361) Inputs purchased from third parties (11,511) (12,257) Materials, energy and others 10g (315) (243) Third party services, Financial system services, Security and Transportation 10g (5,352) (5,181) Other (5,844) (6,833) Data processing and telecommunications 10g (2,910) (2,865) Advertising, promotions and publication 10g (873) (730) Installations (1,223) (1,290) Travel expenses 10g (28) (73) Other (810) (1,875) Gross added value 60,747 39,705 Depreciation and amortization 10g (2,935) (2,926) Net added value produced by the company 57,812 36,779 Added value received through transfer—Results of equity method 1,194 1,082 Total added value to be distributed 59,006 37,861 Distribution of added value 59,006 37,861 Personnel 18,585 16,008 Compensation 14,516 12,298 Benefits 3,323 3,137 FGTS – government severance pay fund 746 573 Taxes, fees and contributions 19,585 10,795 Federal 18,375 9,639 Municipal 1,210 1,156 Return on third parties’ capital—Rent 1,039 1,067 Return on capital 19,797 9,991 Dividends and interest on capital 4,942 2,768 Retained earnings attributable to controlling shareholders 13,812 8,549 Retained earnings / (loss) attributable to non-controlling interests 1,043 (1,326) The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 60

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	09/30/2021	12/31/2020
Current and Non-current assets		**79,999**	**75,857**
Cash		**42**	**41**
Interbank investments	**3b and 4**	**71,941**	**66,254**
Money market		9,377	2,729
Interbank deposits		62,564	63,525
Securities and derivative financial instruments	**3c, 3d and 5**	**156**	**297**
Own portfolio		153	201
Derivative financial instruments		3	96
Other receivables		**7,841**	**9,224**
Current tax assets		3,478	3,500
Deferred tax assets		2,841	2,172
Income receivable		443	2,129
Deposits in guarantee of contingencies, provisions and legal obligations		105	78
Sundry		974	1,345
Other assets	**3g**	**19**	**41**
Prepaid expenses		19	41
Permanent assets		**136,469**	**134,542**
Investments	**3h and 12**	**136,469**	**134,542**
Investments in subsidiaries		136,469	134,542
Total assets		**216,468**	**210,399**

Liabilities and stockholders' equity

Liabilities and stockholders' equity	Note	09/30/2021	12/31/2020
Current and Non-current liabilities		**77,115**	**73,700**
Funds from acceptances and issuance of securities	**3b and 7d**	**8,474**	**7,898**
Foreign loans through securities		8,474	7,898
Derivative financial instruments	**3d and 5f**	**320**	**-**
Provisions		**229**	**226**
Other liabilities		**68,092**	**65,576**
Current tax liabilities	3n, 3p and 11c	689	92
Deferred tax liabilities		249	249
Social and statutory		1,529	3,138
Subordinated debt	7f	65,601	61,559
Sundry		24	538
Stockholders' equity	**15**	**139,353**	**136,699**
Capital		90,729	97,148
Capital reserves		2,118	2,323
Revenue reserves		49,575	39,126
Other comprehensive income	3c and 3d	(2,541)	(991)
(Treasury shares)		(528)	(907)
Total liabilities and stockholders' equity		**216,468**	**210,399**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In millions of Reais, except for number of shares and earnings per share information) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Income related to financial operations 3,056 3,317 Securities and derivative financial instruments 0 3,057 3,317 Foreign exchange operations (1)—Expenses related to financial operations 0 (2,554) (2,548) Money market (2,554) (2,548) Gross income related to financial operations 502 769 Other operating revenues / (expenses) 0 17,958 8,486 Personnel expenses 0 (95) (96) Other administrative expenses 0 457 (833) Provision expenses—17 Provision for lawsuits civil—(6) Provison for tax and social security obligations—23 Tax expenses 11a II (223) (150) Equity in earnings of subsidiaries 12 17,881 9,594 Other operating revenues / (expenses) 0 (62) (46) Operating income 0 18,460 9,255 Non-operating income 0 8 224 Income before taxes on income and profit sharing 0 18,468 9,479 Income tax and social contribution 3p 59 1,853 Due on operations for the period (522) (221) Related to temporary differences 581 2,074 Profit sharing – Management Members—Statutory (11) (7) Net income 18,516 11,325 Earnings per share—Basic Common 1.89 1.16 Preferred 1.89 1.16 Earnings per share—Diluted Common 1.89 1.16 Preferred 1.89 1.16 Weighted average number of outstanding shares—Basic Common4,958,290,3594,958,290,359 Preferred4,817,789,0694,800,376,702 Weighted average number of outstanding shares—Diluted Common4,958,290,3594,958,290,359 Preferred4,855,597,0894,833,530,654 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to 09/30/2021 09/30/2020 Net income 18,516 11,325 Financial assets at available for sale (1,987) (1,693) Associates / Subsidiaries (1,987) (1,693) Hedge 623 (4,304) Cash flow hedge 510 613 Change in fair value—(3) Tax effect—1 Associates / Subsidiaries 510 615 Hedge of net investment in foreign operation 113 (4,917) Change in fair value 649 (6,059) Tax effect (274) 2,789 Associates / Subsidiaries (262) (1,647) Remeasurements of liabilities for post-employment benefits (*) 3 32 Associates / Subsidiaries 3 32 Foreign exchange variation in foreign investments (189) 5,211 Change in fair value (180) 1,933 Associates / Subsidiaries (9) 3,278 Total other comprehensive income (1,550) (754) Total comprehensive income 16,966 10,571 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income: Available for sale securities Adjustments	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign investments	Other comprehensive income: Gains and losses – Hedge [1]	Retained earnings	Total
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	17	-	-	-	-	-	-	384
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	(183)	-	-	-	-	-	-	(183)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	47	47
Total comprehensive income	-	-	-	-	(1,693)	32	5,211	(4,304)	11,325	10,571
Net income	-	-	-	-	-	-	-	-	11,325	11,325
Other comprehensive income	-	-	-	-	-	-	1,933	(3,272)	-	(1,339)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(1,693)	32	3,278	(1,032)	-	585
Appropriations:										
Legal reserve	-	-	-	566	-	-	-	-	(566)	-
Statutory reserves	-	-	-	8,038	-	-	-	-	(8,038)	-
Dividends	-	-	-	-	-	-	-	-	(2,251)	(2,251)
Interest on capital	-	-	-	-	-	-	-	-	(517)	(517)
Balance at 09/30/2020	**97,148**	**(907)**	**1,996**	**33,639**	**(431)**	**(1,306)**	**6,293**	**(5,765)**	**-**	**130,667**
Change in the period	**-**	**367**	**17**	**(1,207)**	**(1,693)**	**32**	**5,211**	**(4,304)**	**-**	**(1,577)**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners	-	379	(18)	-	-	-	-	-	-	361
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572
Recognition of share-based payment plans	-	-	(211)	-	-	-	-	-	-	(211)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	101	101
Total comprehensive income	-	-	-	-	(2,064)	3	(166)	599	18,516	16,888
Net income	-	-	-	-	-	-	-	-	18,516	18,516
Other comprehensive income	-	-	-	-	-	-	(180)	375	-	195
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,064)	3	14	224	-	(1,823)
Appropriations:										
Legal reserve	-	-	-	926	-	-	-	-	(926)	-
Statutory reserves	-	-	-	12,749	-	-	-	-	(12,749)	-
Dividends	-	-	-	-	-	-	-	-	(1,320)	(1,320)
Interest on capital	-	-	-	-	-	-	-	-	(3,622)	(3,622)
Balance at 09/30/2021	**90,729**	**(528)**	**2,118**	**49,575**	**(1,545)**	**(1,527)**	**5,216**	**(4,685)**	**-**	**139,353**
Change in the period	**(6,419)**	**379**	**(205)**	**10,449**	**(1,987)**	**3**	**(189)**	**623**	**-**	**2,654**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 64

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Adjusted net income 4,857 19,882 Net income 18,516 11,325 Adjustments to net income: (13,659) 8,557 Share-based payment (149) (110) Interest and foreign exchange expense related to operations with subordinated debt 4,917 20,295 Deferred taxes (581) (2,074) Equity in earnings of subsidiaries 12 (17,881) (9,594) Amortization of goodwill 34 34 Effects of changes in exchange rates on cash and cash equivalents 1 6 Change in assets and liabilities 1,891 (7,318) (Increase) / decrease in assets Interbank investments 961 (24,479) Securities and derivative financial instruments 461 8,578 Other receivables and Other assets 266 122 (Decrease) / increase in liabilities Funds from acceptances and issuance of securities 576 8,509 Provisions and Other liabilities (323) (37) Payment of income tax and social contribution (50) (11) Net cash provided by / (used in) operating activities 6,748 12,564 Dividends and interest on capital received 5,798 5,830 (Purchase) / disposal of Investments 2d 10,214 (9,299) Net cash provided by / (used in) investing activities 16,012 (3,469) Subordinated debt obligations raisings 8,229 3,149 Subordinated debt obligations redemptions (9,104) (8,093) Income from delivery of treasury shares 510 494 Partial spin-off 2d (9,920) -Dividends and interest on capital paid (5,825) (11,113) Net cash provided by / (used in) financing activities (16,110) (15,563) Net increase / (decrease) in cash and cash equivalents 6,650 (6,468) Cash and cash equivalents at the beginning of the period 2,770 6,736 Effects of changes in exchange rates on cash and cash equivalents (1) (6) Cash and cash equivalents at the end of the period 3a 9,419 262 Cash 42 42 Securities purchased under agreements to resell—Collateral held 9,377 220 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 65

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 09/30/2021 09/30/2020 Income 3,683 5,673 Financial operations 3,057 3,317 Other 626 2,356 Expenses (2,616) (2,599) Financial operations (2,554) (2,548) Other (62) (51) Inputs purchased from third parties 457 (829) Third party services, Financial system services, Security and Transportation (49) (69) Advertising, promotions and publication (13) (7) Other 519 (753) Gross added value 1,524 2,245 Deprecitation and amortization (34) (34) Net added value produced by the company 1,490 2,211 Added value received through transfer—Results of equity method 12 17,881 9,594 Total added value to be distributed 19,371 11,805 Distribution of added value 19,371 11,805 Personnel 85 79 Compensation 82 77 Benefits 3 2 Taxes, fees and contributions 770 397 Federal 770 396 Municipal—1 Return on third parties’ capital—Rent—4 Return on capital 18,516 11,325 Dividends and interest on capital 4,942 2,768 Retained earnings for the period 13,574 8,557 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 66

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 09/30/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 09/30 of 2021 and 2020 for income statement (In millions of Reais, except information per share) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on November 03, 2021. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 67

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. With the entry into force of the BCB Resolution nº 2/2020, as from January 2021, the Balance Sheet accounts are presented in order of liquidity and enforceability. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad and investment funds which it controls. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 68

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency (1)	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2021	12/31/2020	09/30/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. (2)	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	34.16%	34.16%	34.16%	34.16%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca (3)	Chilean Peso	Chile	Financial institution	39.22%	39.22%	39.22%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 69

c) Critical accounting estimates and judgments The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to the following topics: Topic Notes Consolidation 2c (I) and 2b Fair value of financial instruments 2c (II) and 17 Provision for loan losses 2c (III) and 6 Goodwill impairment 2c (IV) and 14 Deferred income tax and social contribution 2c (V) and 11 Defined benefit pension plans 2c (VI) and 19 Contingent assets and liabilities, legal obligations and tax and social security obligations 2c (VII) and 9 Technical provisions for insurance, pension plan and premium bonds 2c (VIII) and 8 I. Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II. Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 17. III. Provision for loan losses - The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered: • 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; and • Highest risk classification according to the operation, client, default, renegotiation, among others. The criteria for the provision for loan losses are detailed in Note 21. IV. Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 70

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. V. Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 11. VI. Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 19. VII. Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations - ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 9. VIII. Technical provisions for insurance, pension plan and premium bonds—technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 8. d) Business development Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving rising to a result before taxes of R$ 4,001. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving rising to a result in XP INC primary subscription of R$ 546. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 71

After a favorable opinion of the Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. is 40.52%, which corresponds to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. On October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, subject to future approval by BACEN, as disclosed in Material Fact of August 10, 2018. Itaú CorpBanca The Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%. The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations. Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 72

Note 3 – Significant accounting policies a) Cash and cash equivalents - Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Money Market (Collateral Held) with original maturities not exceeding 90 days. b) Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 73

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 74

k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. m) Insurance, pension plan and premium bonds operations – Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 75

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. n) Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations and Tax and Social Security Obligations Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 76

o) Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans—defined benefit plans The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans—defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur. s) Foreign currency translation I—Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II—Foreign Currency Operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 77

Note 4 - Interbank investments

	09/30/2021						12/31/2020	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**162,158**	**23,577**	**-**	**1,072**	**186,807**	**77.2**	**237,859**	**80.7**
Collateral held [(1)]	37,542	12,765	-	1,056	51,363	21.2	55,863	19.0
Collateral repledge	118,055	3,059	-	16	121,130	50.1	155,825	52.8
Assets received as collateral with right to sell or repledge	8,455	3,059	-	-	11,514	4.8	24,157	8.2
Assets received as collateral without right to sell or repledge	109,600	-	-	16	109,616	45.3	131,668	44.6
Short position	6,561	7,753	-	-	14,314	5.9	26,171	8.9
Money market and Interbank deposits – assets guaranteeing technical provisions (Note 8b)	**2,276**	**-**	**-**	**-**	**2,276**	**0.9**	**1,074**	**0.4**
Interbank deposits	**35,643**	**4,438**	**7,633**	**5,188**	**52,902**	**21.9**	**55,553**	**18.9**
Total [(2)]	**200,077**	**28,015**	**7,633**	**6,260**	**241,985**	**100.0**	**294,486**	**100.0**
% per maturity date	82.6	11.6	3.2	2.6	100.0			
Total – 12/31/2020	**229,917**	**49,038**	**8,353**	**7,178**	**294,486**			
% per maturity date	78.1	16.7	2.8	2.4	100.0			

(1) Includes R$ 6,079 (R$ 11,119 at 12/31/2020) related to Money market - Assets received as collateral with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

(2) Includes a securities valuation allowance in the amount of R$ (40) (R$ (6) at 12/31/2020).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 9,377 (R$ 2,729 at 12/31/2020) with maturity up to 30 days, Interbank deposits, with no amount at the current period (R$ 8,408 at 12/31/2020) with maturity up to 30 days, R$ 12,602 (with no amount at 12/31/2020) with maturity from 31 to 180 days, R$ 7,541 (R$ 5,448 at 12/31/2020) with maturity from 181 to 365 days and R$ 42,421 (R$ 49,669 at 12/31/2020) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 78

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	09/30/2021											12/31/2020
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**268,145**	**(1,202)**	**(1,902)**	**265,041**	**35.8**	**34,893**	**55**	**3,483**	**29,477**	**45,961**	**151,172**	**269,533**
Financial treasury bills	27,067	2	-	27,069	3.7	-	-	2,261	16,980	3,447	4,381	30,129
National treasury bills	101,916	(1,027)	(642)	100,247	13.5	34,876	-	1,155	1,768	24,802	37,646	100,008
National treasury notes	89,116	(158)	(1,267)	87,691	11.9	17	55	66	10,729	12,641	64,183	86,830
National treasury / Securitization	115	-	25	140	0.0	-	-	-	-	-	140	184
Brazilian external debt bonds	49,931	(19)	(18)	49,894	6.7	-	-	1	-	5,071	44,822	52,382
Government securities - abroad	**63,930**	**(18)**	**(1,460)**	**62,452**	**8.5**	**12,493**	**12,053**	**8,142**	**10,571**	**8,382**	**10,811**	**61,751**
Argentina	2,106	33	(3)	2,136	0.3	1,373	127	217	348	60	11	1,497
Chile	22,090	(3)	(843)	21,244	2.9	7,757	5,173	56	2	980	7,276	23,231
Colombia	4,645	(20)	(64)	4,561	0.6	145	-	233	819	151	3,213	8,089
Korea	5,861	-	(235)	5,626	0.8	-	388	-	3,490	1,748	-	3,936
Spain	6,448	-	(246)	6,202	0.8	-	339	209	1,074	4,580	-	4,870
United States	5,985	(26)	-	5,959	0.8	-	937	1,082	3,259	681	-	5,835
Italy	129	(2)	-	127	0.0	-	127	-	-	-	-	130
Mexico	11,484	-	(11)	11,473	1.6	1,230	4,420	4,986	817	-	20	10,232
Paraguay	3,244	(1)	(60)	3,183	0.4	1,627	246	323	623	125	239	2,950
Peru	7	-	-	7	0.0	-	-	-	-	-	7	4
Uruguay	1,931	1	2	1,934	0.3	361	296	1,036	139	57	45	977
Corporate securities	**136,936**	**(147)**	**(790)**	**135,999**	**18.4**	**18,637**	**3,979**	**2,698**	**9,859**	**10,323**	**90,503**	**98,842**
Shares	8,433	33	(757)	7,709	1.0	7,709	-	-	-	-	-	7,709
Rural product note	10,865	-	64	10,929	1.5	221	746	918	2,901	967	5,176	5,834
Bank deposit certificates	257	-	-	257	0.0	64	71	26	46	40	10	529
Real estate receivables certificates	4,836	(12)	(39)	4,785	0.6	-	-	6	10	25	4,744	5,347
Fund quotas	**9,394**	**(16)**	**-**	**9,378**	**1.3**	**9,378**	**-**	**-**	**-**	**-**	**-**	**4,990**
Credit rights	5,703	-	-	5,703	0.8	5,703	-	-	-	-	-	2,524
Fixed income	2,707	(2)	-	2,705	0.4	2,705	-	-	-	-	-	1,846
Variable income	984	(14)	-	970	0.1	970	-	-	-	-	-	620
Debentures	83,453	(119)	(123)	83,211	11.3	520	2,822	150	3,489	4,524	71,706	56,908
Eurobonds and other	9,613	(20)	38	9,631	1.3	401	205	677	1,247	2,298	4,803	7,607
Financial bills	2,682	(11)	1	2,672	0.4	248	99	187	60	1,288	790	1,438
Promissory notes	5,905	-	13	5,918	0.8	96	27	718	2,043	1,132	1,902	7,222
Other	1,498	(2)	13	1,509	0.2	-	9	16	63	49	1,372	1,258
PGBL / VGBL fund quotas (1)	**198,311**	**-**	**-**	**198,311**	**26.8**	**198,311**	**-**	**-**	**-**	**-**	**-**	**205,820**
Subtotal - securities	**667,322**	**(1,367)**	**(4,152)**	**661,803**	**89.5**	**264,334**	**16,087**	**14,323**	**49,907**	**64,666**	**252,486**	**635,946**
Trading securities	358,884	(1,367)	-	357,517	48.3	244,048	606	4,559	28,460	31,018	48,826	381,598
Available for sale securities	224,207	-	(4,152)	220,055	29.8	20,141	15,479	9,716	20,709	21,123	132,887	205,491
Held to maturity securities (2)	84,231	-	-	84,231	11.4	145	2	48	738	12,525	70,773	48,857
Derivative financial instruments	**46,619**	**31,033**	**-**	**77,652**	**10.5**	**12,335**	**19,022**	**5,140**	**4,706**	**7,898**	**28,551**	**76,124**
Total securities and derivative financial instruments (assets)	**713,941**	**29,666**	**(4,152)**	**739,455**	**100.0**	**276,669**	**35,109**	**19,463**	**54,613**	**72,564**	**281,037**	**712,070**
Derivative financial instruments (liabilities)	**(45,577)**	**(25,190)**	**-**	**(70,767)**	**-**	**(11,258)**	**(17,605)**	**(4,100)**	**(4,006)**	**(7,607)**	**(26,191)**	**(79,599)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ 733 (R$ 3,604 at 12/31/2020), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (268) (R$ (599) from 01/01 to 09/30/2020) of Financial assets available for sale. The income related to Securities and derivative financial instruments totaled R$ 1,251 (R$ 55 from 01/01 to 09/30/2020).

In the period from 01/01 to 12/31/2020, the result of Derivative financial instruments as well as Adjustment to fair Value of securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 79

b) Summary by portfolio

	09/30/2021							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**124,526**	**76,587**	**38,866**	**3,499**	**6,946**	**-**	**14,617**	**265,041**
Financial treasury bills	21,990	1,694	-	651	115	-	2,619	27,069
National treasury bills	74,738	18,615	600	2,815	1,719	-	1,760	100,247
National treasury notes	14,898	56,278	1,132	33	5,112	-	10,238	87,691
National treasury / Securitization	140	-	-	-	-	-	-	140
Brazilian external debt bonds	12,760	-	37,134	-	-	-	-	49,894
Government securities - abroad	**50,945**	**2,076**	**1,703**	**7,717**	**-**	**-**	**11**	**62,452**
Argentina	1,909	22	-	205	-	-	-	2,136
Chile	20,357	838	-	49	-	-	-	21,244
Colombia	2,707	-	1,703	151	-	-	-	4,561
Korea	2,774	-	-	2,852	-	-	-	5,626
Spain	3,530	-	-	2,672	-	-	-	6,202
United States	5,764	-	-	195	-	-	-	5,959
Italy	127	-	-	-	-	-	-	127
Mexico	10,255	-	-	1,218	-	-	-	11,473
Paraguay	1,949	1,216	-	7	-	-	11	3,183
Peru	7	-	-	-	-	-	-	7
Uruguay	1,566	-	-	368	-	-	-	1,934
Corporate securities	**104,158**	**24,919**	**1,215**	**1,698**	**-**	**-**	**4,009**	**135,999**
Shares	6,958	-	-	5	-	-	746	7,709
Rural product note	10,929	-	-	-	-	-	-	10,929
Bank deposit certificates	200	-	-	-	-	-	57	257
Real estate receivables certificates	4,770	-	-	-	-	-	15	4,785
Fund quotas	**9,050**	**-**	**-**	**-**	**-**	**-**	**328**	**9,378**
Credit rights	5,521	-	-	-	-	-	182	5,703
Fixed income	2,559	-	-	-	-	-	146	2,705
Variable income	970	-	-	-	-	-	-	970
Debentures	55,249	24,919	-	1,693	-	-	1,350	83,211
Eurobonds and other	8,412	-	1,215	-	-	-	4	9,631
Financial bills	1,302	-	-	-	-	-	1,370	2,672
Promissory notes	5,918	-	-	-	-	-	-	5,918
Other	1,370	-	-	-	-	-	139	1,509
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**198,311**	**198,311**
Subtotal - securities	**279,629**	**103,582**	**41,784**	**12,914**	**6,946**	**-**	**216,948**	**661,803**
Trading securities	105,541	35,640	2,004	3,434	4,632	-	206,266	357,517
Available for sale securities	129,134	65,993	5,800	9,480	2,314	-	7,334	220,055
Held to maturity securities	44,954	1,949	33,980	-	-	-	3,348	84,231
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**77,652**	**-**	**77,652**
Total securities and derivative financial instruments (assets)	**279,629**	**103,582**	**41,784**	**12,914**	**6,946**	**77,652**	**216,948**	**739,455**
Total securities and derivative financial instruments (assets) – 12/31/2020	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**76,124**	**223,371**	**712,070**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 80

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	09/30/2021										12/31/2020
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**132,352**	**(1,202)**	**131,150**	**36.7**	**31,667**	**55**	**3,415**	**25,605**	**28,160**	**42,248**	**153,646**
Financial treasury bills	26,993	2	26,995	7.6	-	-	2,206	16,962	3,446	4,381	30,111
National treasury bills	62,478	(1,027)	61,451	17.2	31,650	-	1,142	1,667	15,284	11,708	75,448
National treasury notes	40,957	(158)	40,799	11.4	17	55	66	6,976	9,430	24,255	45,035
Brazilian external debt bonds	1,924	(19)	1,905	0.5	-	-	1	-	-	1,904	3,052
Government securities - abroad	**6,574**	**(18)**	**6,556**	**1.9**	**1,895**	**299**	**304**	**1,890**	**906**	**1,262**	**8,232**
Argentina	1,952	33	1,985	0.6	1,373	123	217	242	19	11	1,482
Chile	673	(3)	670	0.2	504	7	21	2	66	70	843
Colombia	1,305	(20)	1,285	0.4	-	-	-	5	137	1,143	3,603
United States	2,381	(26)	2,355	0.7	-	11	38	1,625	681	-	2,085
Italy	129	(2)	127	0.0	-	127	-	-	-	-	130
Mexico	20	-	20	0.0	-	-	-	-	-	20	5
Paraguay	4	(1)	3	0.0	-	-	-	-	-	3	3
Peru	7	-	7	0.0	-	-	-	-	-	7	4
Uruguay	103	1	104	0.0	18	31	28	16	3	8	77
Corporate securities	**21,647**	**(147)**	**21,500**	**5.9**	**12,175**	**252**	**840**	**965**	**1,952**	**5,316**	**13,900**
Shares	2,638	33	2,671	0.7	2,671	-	-	-	-	-	3,403
Bank deposit certificates	149	-	149	0.0	64	10	25	4	37	9	219
Real estate receivables certificates	108	(12)	96	0.0	-	-	-	2	20	74	68
Fund quotas	**9,143**	**(16)**	**9,127**	**2.6**	**9,127**	-	-	-	-	-	**4,520**
Credit rights	5,703	-	5,703	1.6	5,703	-	-	-	-	-	2,524
Fixed income	2,456	(2)	2,454	0.7	2,454	-	-	-	-	-	1,376
Variable income	984	(14)	970	0.3	970	-	-	-	-	-	620
Debentures	3,052	(119)	2,933	0.8	60	10	20	142	372	2,329	2,479
Eurobonds and other	4,795	(20)	4,775	1.3	193	190	604	714	1,099	1,975	2,202
Financial bills	1,405	(11)	1,394	0.4	60	35	187	60	400	652	802
Other	357	(2)	355	0.1	-	7	4	43	24	277	207
PGBL / VGBL fund quotas	**198,311**	-	**198,311**	**55.5**	**198,311**	-	-	-	-	-	**205,820**
Total	**358,884**	**(1,367)**	**357,517**	**100.0**	**244,048**	**606**	**4,559**	**28,460**	**31,018**	**48,826**	**381,598**
% per maturity date					68.2	0.2	1.3	7.9	8.7	13.7	
Total – 12/31/2020	**380,559**	**1,039**	**381,598**	**100.0**	**220,174**	**9,455**	**42,843**	**23,161**	**35,432**	**50,533**	
% per maturity date					57.7	2.5	11.2	6.1	9.3	13.2	

At 09/30/2021, ITAÚ UNIBANCO HOLDING's portfolio comprises National treasury notes in the amount of R$ 153 with maturity over 365 days (R$ 201 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 81

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	09/30/2021										12/31/2020
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**64,233**	**(1,902)**	**62,331**	**28.4**	**3,226**	**-**	**68**	**3,872**	**5,285**	**49,880**	**71,874**
Financial treasury bills	74	-	74	0.0	-	-	55	18	1	-	18
National treasury bills	17,437	(642)	16,795	7.6	3,226	-	13	101	1,789	11,666	24,560
National treasury notes	41,947	(1,267)	40,680	18.6	-	-	-	3,753	3,211	33,716	33,572
National treasury / Securitization	115	25	140	0.1	-	-	-	-	-	140	184
Brazilian external debt bonds	4,660	(18)	4,642	2.1	-	-	-	-	284	4,358	13,540
Government securities - abroad	**56,418**	**(1,460)**	**54,958**	**24.9**	**10,453**	**11,754**	**7,796**	**7,951**	**7,476**	**9,528**	**52,999**
Argentina	154	(3)	151	0.1	-	4	-	106	41	-	15
Chile	21,417	(843)	20,574	9.3	7,253	5,166	35	-	914	7,206	22,388
Colombia	2,423	(64)	2,359	1.1	-	-	191	84	14	2,070	3,986
Korea	5,861	(235)	5,626	2.6	-	388	-	3,490	1,748	-	3,936
Spain	6,448	(246)	6,202	2.8	-	339	209	1,074	4,580	-	4,870
United States	3,604	-	3,604	1.6	-	926	1,044	1,634	-	-	3,750
Mexico	11,464	(11)	11,453	5.2	1,230	4,420	4,986	817	-	-	10,227
Paraguay	3,240	(60)	3,180	1.4	1,627	246	323	623	125	236	2,947
Uruguay	1,807	2	1,809	0.8	343	265	1,008	123	54	16	880
Corporate securities	**103,556**	**(790)**	**102,766**	**46.7**	**6,462**	**3,725**	**1,852**	**8,886**	**8,362**	**73,479**	**80,618**
Shares	5,795	(757)	5,038	2.3	5,038	-	-	-	-	-	4,306
Rural product note	10,865	64	10,929	5.0	221	746	918	2,901	967	5,176	5,834
Bank deposit certificates	108	-	108	0.0	-	61	1	42	3	1	310
Real estate receivables certificates	1,040	(39)	1,001	0.5	-	-	-	-	-	1,001	1,010
Fund quotas of fixed income	251	-	251	0.1	251	-	-	-	-	-	470
Debentures	72,362	(123)	72,239	32.8	460	2,812	130	3,347	4,152	61,338	54,429
Eurobonds and other	4,814	38	4,852	2.2	208	15	73	533	1,195	2,828	5,403
Financial bills	1,277	1	1,278	0.6	188	64	-	-	888	138	636
Promissory notes	5,905	13	5,918	2.7	96	27	718	2,043	1,132	1,902	7,222
Other	1,139	13	1,152	0.5	-	-	12	20	25	1,095	998
Total	**224,207**	**(4,152)**	**220,055**	**100.0**	**20,141**	**15,479**	**9,716**	**20,709**	**21,123**	**132,887**	**205,491**
% per maturity date					9.2	7.0	4.4	9.4	9.6	60.4	
Total – 12/31/2020	**202,377**	**3,114**	**205,491**	**100.0**	**19,531**	**10,061**	**16,642**	**19,111**	**29,268**	**110,878**	
% per maturity date					9.5	4.9	8.1	9.3	14.2	54.0	

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 82

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ 814 (R$ 119 at 12/31/2020) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	09/30/2021									12/31/2020	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**71,560**	**85.0**	**-**	**-**	**-**	**-**	**12,516**	**59,044**	**72,833**	**44,013**	**47,712**
National treasury bills	22,001	26.1	-	-	-	-	7,729	14,272	21,167	-	-
National treasury notes	6,212	7.4	-	-	-	-	-	6,212	7,024	8,223	9,664
Brazilian external debt bonds	43,347	51.5	-	-	-	-	4,787	38,560	44,642	35,790	38,048
Government securities - abroad	**938**	**1.1**	**145**	**-**	**42**	**730**	**-**	**21**	**943**	**520**	**527**
Colombia	917	1.1	145	-	42	730	-	-	910	500	493
Uruguay	21	-	-	-	-	-	-	21	33	20	34
Corporate securities	**11,733**	**13.9**	**-**	**2**	**6**	**8**	**9**	**11,708**	**11,188**	**4,324**	**4,222**
Real estate receivables certificates	3,688	4.4	-	-	6	8	5	3,669	3,518	4,269	4,167
Debentures	8,039	9.5	-	-	-	-	-	8,039	7,664	-	-
Eurobonds and other	4	-	-	-	-	-	4	-	4	2	2
Other	2	-	-	2	-	-	-	-	2	53	53
Total (*)	**84,231**	**100.0**	**145**	**2**	**48**	**738**	**12,525**	**70,773**	**84,964**	**48,857**	**52,461**
% per maturity date			0.2	-	0.1	0.9	14.9	83.9			
Total – 12/31/2020	**48,857**	**100.0**	**6,568**	**-**	**2,547**	**543**	**37**	**39,162**	**52,461**		
% per maturity date			13.4	-	5.2	1.2	0.1	80.1			

(*) In order to reflect the current risk management strategy, in the period ended at 06/30/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Available for sale securities, being R$ 9,063 of Government Securities – Brazil and R$ 7,812 of Debentures.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 83

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 5,898 (R$ 14,964 at 12/31/2020) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 84

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	09/30/2021										12/31/2020
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	12,854	26,328	39,182	50.5	271	647	2,047	2,597	6,558	27,062	46,019
Option agreements	16,305	3,690	19,995	25.7	702	16,176	811	928	675	703	20,161
Forwards	11,900	(15)	11,885	15.3	9,611	1,223	973	76	2	-	1,959
Credit derivatives	(266)	496	230	0.3	1	2	1	9	24	193	156
NDF - Non Deliverable Forward	5,667	408	6,075	7.8	1,620	974	1,305	1,091	613	472	7,596
Other Derivative Financial Instruments	159	126	285	0.4	130	-	3	5	26	121	233
Total	**46,619**	**31,033**	**77,652**	**100.0**	**12,335**	**19,022**	**5,140**	**4,706**	**7,898**	**28,551**	**76,124**
% per maturity date					15.9	24.5	6.6	6.1	10.2	36.7	
Total – 12/31/2020	**43,376**	**32,748**	**76,124**	**100.0**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	

	09/30/2021										12/31/2020
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(15,247)	(20,920)	(36,167)	51.2	(236)	(579)	(2,131)	(2,474)	(6,229)	(24,518)	(51,789)
Option agreements	(16,062)	(4,325)	(20,387)	28.8	(956)	(15,895)	(723)	(871)	(663)	(1,279)	(20,347)
Forwards	(8,982)	6	(8,976)	12.7	(8,967)	-	-	(9)	-	-	(905)
Credit derivatives	(222)	67	(155)	0.2	-	-	-	(1)	(6)	(148)	(76)
NDF - Non Deliverable Forward	(5,055)	2	(5,053)	7.1	(1,099)	(1,131)	(1,241)	(646)	(701)	(235)	(6,426)
Other Derivative Financial Instruments	(9)	(20)	(29)	0.0	-	-	(5)	(5)	(8)	(11)	(56)
Total	**(45,577)**	**(25,190)**	**(70,767)**	**100.0**	**(11,258)**	**(17,605)**	**(4,100)**	**(4,006)**	**(7,607)**	**(26,191)**	**(79,599)**
% per maturity date					15.9	24.9	5.8	5.7	10.7	37.0	
Total – 12/31/2020	**(47,485)**	**(32,114)**	**(79,599)**	**100.0**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	

The result of derivative financial instruments in the period totaled R$ 7,175 (R$ (5,696) from 01/01 to 09/30/2020).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Interest, in asset position totaled R$ 3 (R$ 69 at 12/31/2020) with maturity from 31 to 180 days. The market values related to Swaps contract positions, involving Foreign currency, in liability position totaled R$ 320 (with no amount at 12/31/2020) with maturity from 31 to 180 days. The market values related to Options contract positions, involving Shares, in asset position totaled R$ 1 (R$ 27 at 12/31/2020), with no amount from 181 to 365 days (R$ 4 at 12/31/2020) and R$ 1 with maturity over 365 days (R$ 23 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 85

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	09/30/2021	12/31/2020	09/30/2021	09/30/2021	09/30/2021	12/31/2020
Future contracts	**735,834**	**781,453**	-	-	-	-
Purchase commitments	**443,538**	**338,165**	-	-	-	-
Shares	12,126	8,300	-	-	-	-
Commodities	2,156	1,170	-	-	-	-
Interest	405,827	304,454	-	-	-	-
Foreign currency	23,429	24,241	-	-	-	-
Commitments to sell	**292,296**	**443,288**	-	-	-	-
Shares	13,591	7,535	-	-	-	-
Commodities	3,905	2,201	-	-	-	-
Interest	251,884	397,157	-	-	-	-
Foreign currency	22,916	36,395	-	-	-	-
Swap contracts			**(2,393)**	**5,408**	**3,015**	**(5,770)**
Asset position	**1,324,771**	**1,442,449**	**12,854**	**26,328**	**39,182**	**46,019**
Commodities	39	278	10	-	10	1
Interest	1,306,402	1,423,134	9,867	25,365	35,232	41,983
Foreign currency	18,330	19,037	2,977	963	3,940	4,035
Liability position	**1,324,771**	**1,442,449**	**(15,247)**	**(20,920)**	**(36,167)**	**(51,789)**
Shares	342	108	(23)	4	(19)	(10)
Commodities	197	341	-	-	-	(9)
Interest	1,300,117	1,425,904	(13,281)	(20,927)	(34,208)	(47,696)
Foreign currency	24,115	16,096	(1,943)	3	(1,940)	(4,074)
Option contracts	**2,092,050**	**1,743,520**	**243**	**(635)**	**(392)**	**(186)**
Purchase commitments - long position	**151,704**	**133,404**	**12,912**	**5,090**	**18,002**	**16,109**
Shares	19,106	12,380	619	824	1,443	1,339
Commodities	580	356	21	41	62	27
Interest	65,235	53,061	50	47	97	57
Foreign currency	66,783	67,607	12,222	4,178	16,400	14,686
Commitments to sell - long position	**901,371**	**743,573**	**3,393**	**(1,400)**	**1,993**	**4,052**
Shares	17,168	14,659	848	433	1,281	790
Commodities	98	75	3	1	4	1
Interest	821,758	659,826	180	(162)	18	2,460
Foreign currency	62,347	69,013	2,362	(1,672)	690	801
Purchase commitments - short position	**97,209**	**131,551**	**(13,099)**	**(5,505)**	**(18,604)**	**(15,816)**
Shares	14,267	13,080	(324)	(1,022)	(1,346)	(1,467)
Commodities	168	899	(4)	(8)	(12)	(46)
Interest	23,180	57,770	(21)	(634)	(655)	(299)
Foreign currency	59,594	59,802	(12,750)	(3,841)	(16,591)	(14,004)
Commitments to sell - short position	**941,766**	**734,992**	**(2,963)**	**1,180**	**(1,783)**	**(4,531)**
Shares	17,846	13,200	(716)	(460)	(1,176)	(680)
Commodities	544	246	(28)	13	(15)	(4)
Interest	864,993	653,376	(235)	173	(62)	(2,295)
Foreign currency	58,383	68,170	(1,984)	1,454	(530)	(1,552)
Forward operations	**16,420**	**23,989**	**2,918**	**(9)**	**2,909**	**1,054**
Purchases receivable	**5,058**	**18,666**	**5,067**	**(15)**	**5,052**	**885**
Shares	649	304	649	(12)	637	301
Interest	4,409	584	4,418	(3)	4,415	584
Foreign currency	-	17,778	-	-	-	-
Purchases payable obligations	-	-	**(4,418)**	-	**(4,418)**	**(584)**
Interest	-	-	(4,418)	-	(4,418)	(584)
Sales receivable	**2,450**	**1,132**	**6,833**	-	**6,833**	**1,074**
Shares	2,296	770	2,261	-	2,261	766
Interest	18	-	4,572	-	4,572	308
Foreign currency	136	362	-	-	-	-
Sales deliverable obligations	**8,912**	**4,191**	**(4,564)**	**6**	**(4,558)**	**(321)**
Shares	1	-	(1)	-	(1)	-
Interest	4,563	308	(4,563)	6	(4,557)	(308)
Foreign currency	4,348	3,883	-	-	-	(13)
Credit derivatives	**21,959**	**20,060**	**(488)**	**563**	**75**	**80**
Asset position	**14,761**	**15,877**	**(266)**	**496**	**230**	**156**
Shares	2,540	2,796	(52)	121	69	88
Commodities	20	19	-	1	1	1
Interest	12,201	13,062	(214)	374	160	67
Liability position	**7,198**	**4,183**	**(222)**	**67**	**(155)**	**(76)**
Shares	1,231	1,154	(43)	17	(26)	(34)
Commodities	-	3	-	-	-	-
Interest	5,967	3,026	(179)	50	(129)	(42)
NDF - Non Deliverable Forward	**280,272**	**313,463**	**612**	**410**	**1,022**	**1,170**
Asset position	**131,692**	**156,542**	**5,667**	**408**	**6,075**	**7,596**
Shares	2	-	-	-	-	-
Commodities	2,245	1,715	575	(9)	566	262
Foreign currency	129,445	154,827	5,092	417	5,509	7,334
Liability position	**148,580**	**156,921**	**(5,055)**	**2**	**(5,053)**	**(6,426)**
Commodities	422	975	(40)	8	(32)	(38)
Foreign currency	148,158	155,946	(5,015)	(6)	(5,021)	(6,388)
Other derivative financial instruments	**5,916**	**6,585**	**150**	**106**	**256**	**177**
Asset position	**5,072**	**5,352**	**159**	**126**	**285**	**233**
Shares	107	126	-	2	2	2
Commodities	-	-	-	2	2	-
Interest	4,965	5,224	159	(9)	150	174
Foreign currency	-	2	-	131	131	57
Liability position	**844**	**1,233**	**(9)**	**(20)**	**(29)**	**(56)**
Shares	619	799	(7)	(14)	(21)	(37)
Commodities	-	-	-	(3)	(3)	-
Interest	217	434	(2)	(2)	(4)	(19)
Foreign currency	8	-	-	(1)	(1)	-
		Asset	**46,619**	**31,033**	**77,652**	**76,124**
		Liability	**(45,577)**	**(25,190)**	**(70,767)**	**(79,599)**
		Total	**1,042**	**5,843**	**6,885**	**(3,475)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2021	12/31/2020
Future contracts	275,083	275,678	26,766	158,307	735,834	781,453
Swap contracts	21,462	237,269	138,678	927,362	1,324,771	1,442,449
Option contracts	734,969	1,241,201	82,963	32,917	2,092,050	1,743,520
Forwards	9,754	6,314	350	2	16,420	23,989
Credit derivatives	1,080	3,284	4,162	13,433	21,959	20,060
NDF - Non Deliverable Forward	83,806	123,090	36,084	37,292	280,272	313,463
Other derivative financial instruments	3	975	646	4,292	5,916	6,585

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 86

III—Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2021 Other NDF—Non Future Swap Option Credit derivative Forwards Deliverable contracts contracts contracts derivatives financial Forward instruments Stock exchange 735,834 754,956 1,975,366 7,430 7,018 75,754 -Over-the-counter market—569,815 116,684 8,990 14,941 204,518 5,916 Financial institutions—466,246 79,098 8,972 14,941 79,815 4,800 Companies—99,885 36,609 18—123,830 1,116 Individuals—3,684 977 — 873—Total 735,834 1,324,771 2,092,050 16,420 21,959 280,272 5,916 Total – 12/31/2020 781,453 1,442,449 1,743,520 23,989 20,060 313,463 6,585 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 87

IV—Credit derivatives See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity. 09/30/2021 12/31/2020 Notional amount Notional amount of credit Notional amount of Notional amount of credit of credit protection purchased with Net position credit protection protection purchased with Net position protection sold identical underlying amount sold identical underlying amount CDS (9,870) 5,378 (4,492) (8,501) 3,705 (4,796) TRS (6,711)—(6,711) (7,854)—(7,854) Total (16,581) 5,378 (11,203) (16,355) 3,705 (12,650) The effect of the risk received on the reference equity (Note 21c) was R$ 75 (R$ 86 at 12/31/2020). During the period, there were no credit events relating to the taxable events provided for in the agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 88

V - Hedge accounting

I) **Cash flow** - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	09/30/2021					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	53,435	761	761	53,300	762
Hedge of assets transactions	8,480	-	(334)	(334)	8,149	(334)
Hedge of asset-backed securities under repurchase agreements	30,640	-	(1,273)	(1,273)	30,478	(1,273)
Hedge of assets denominated in UF	19,656	-	(229)	(229)	19,885	(229)
Hedge of funding	-	2,303	10	10	2,313	10
Hedge of loan operations	263	-	1	1	262	3
Foreign exchange risk						
Hedge of highly probable forecast transactions	4,542	-	140	513	4,542	140
Total	**63,581**	**55,738**	**(924)**	**(551)**	**118,929**	**(921)**

Strategies	12/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,314	-	(105)	52	1,314	(105)
Total	**85,115**	**103,936**	**(1,770)**	**(1,654)**	**176,683**	**(1,773)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 89

Hedge Instruments	09/30/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	91,927	100	-	(845)	(846)	1	(16)
Swap	22,460	2,303	19,921	(216)	(218)	2	-
Foreign exchange risk [4]							
Futures	4,542	-	4,634	140	140	-	-
Total	**118,929**	**2,403**	**24,555**	**(921)**	**(924)**	**3**	**(16)**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk [4]							
Futures	17,117	5	298	(108)	(108)	-	-
Total	**176,683**	**2,158**	**17,304**	**(1,773)**	**(1,770)**	**(3)**	**(657)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ 59 (R$ (1,728) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 90

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	09/30/2021						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	6,982	-	7,063	-	81	6,982	(83)
Hedge of funding	-	11,010	-	10,586	424	11,010	(422)
Hedge of available for sale securities	21,749	-	21,022	-	(727)	28,934	723
Hedge of other financial assets	19,210	-	18,838	-	(372)	19,155	393
Total	**47,941**	**11,010**	**46,923**	**10,586**	**(594)**	**66,081**	**611**

Strategies	12/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

In the period ended at 06/30/2021, the classification of Available for sale securities was changed to Held to maturity securities, thus partially modifying the hedged portfolio. Accordingly, there was a partial dismantling of this strategy and, since it is a market risk, the effective portion was recognized in income, and it is not reversible.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 91

Hedge Instruments	09/30/2021				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	26,179	2	8,696	(322)	(4)
Other Derivatives	12,856	-	14,074	1,218	-
Futures	27,046	-	13,111	(285)	21
Total (2)	**66,081**	**2**	**35,881**	**611**	**17**

Hedge Instruments	12/31/2020				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	23,985	2,871	-	750	(19)
Other Derivatives	22,286	-	21,336	(969)	-
Total	**46,271**	**2,871**	**21,336**	**(219)**	**(19)**

(1) Recorded under heading Derivative Financial Instruments.

(2) In the period, the amount of R$ 12,459 is no longer qualified as hedge, with no effect on the result because it is a market risk hedge.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 92

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	09/30/2021					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	16,629	-	(12,721)	(12,721)	24,415	(12,832)
Total	**16,629**	**-**	**(12,721)**	**(12,721)**	**24,415**	**(12,832)**

Strategies	12/31/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(12,595)	(12,595)	24,619	(12,645)
Total	**15,277**	**-**	**(12,595)**	**(12,595)**	**24,619**	**(12,645)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 93

Hedge Instruments	09/30/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	9,552	-	27	(6,762)	(6,712)	(50)	-
Futures / NDF - Non Deliverable Forward	9,067	-	36	(2,585)	(2,546)	(39)	-
Futures / Financial Assets	5,796	5,800	2,732	(3,485)	(3,463)	(22)	-
Total	**24,415**	**5,800**	**2,795**	**(12,832)**	**(12,721)**	**(111)**	**-**

Hedge Instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	5,052	-	31	(3,310)	(3,298)	(12)	-
Futures / NDF - Non Deliverable Forward	15,196	445	-	(7,282)	(7,250)	(32)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,053)	(2,047)	(6)	-
Total	**24,619**	**5,001**	**2,793**	**(12,645)**	**(12,595)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 94

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	09/30/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	28,329	13,865	5,203	5,177	-	726	-	**53,300**
Hedge of highly probable forecast transactions	4,542	-	-	-	-	-	-	**4,542**
Hedge of assets transactions	2,161	-	5,988	-	-	-	-	**8,149**
Hedge of assets denominated in UF	13,732	6,153	-	-	-	-	-	**19,885**
Hedge of funding (Cash flow)	2,121	192	-	-	-	-	-	**2,313**
Hedge of loan operations (Cash flow)	229	33	-	-	-	-	-	**262**
Hedge of loan operations (Market risk)	1,420	1,561	957	363	1,148	1,533	-	**6,982**
Hedge of funding (Market risk)	1,221	912	161	441	3,021	3,897	1,357	**11,010**
Hedge of available for sale securities	605	3,662	2,075	2,806	3,509	13,456	2,821	**28,934**
Hedge of asset-backed securities under repurchase agreements	2,294	14,993	8,149	4,455	-	587	-	**30,478**
Hedge of net investment in foreign operations (*)	24,415	-	-	-	-	-	-	**24,415**
Hedge of other financial assets (Market risk)	13,440	489	458	779	1,101	2,079	809	**19,155**
Total	**94,509**	**41,860**	**22,991**	**14,021**	**8,779**	**22,278**	**4,987**	**209,425**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,117	-	-	-	-	-	-	**17,117**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,214**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,573**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 95

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2021 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.5)	(97.5)	(184.7)
Currency Coupon	Foreign Exchange Coupon Rates	(0.2)	(47.3)	(84.0)
Foreign Currency	Foreign Exchange Rates	(1.1)	243.0	436.8
Price Indices	Inflation Coupon Rates	(0.1)	(8.9)	(24.1)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	(0.2)	24.6	(84.4)
Other	Exposures that do not fall under the definitions above	0.1	(11.0)	(24.2)
Total		(2.0)	102.9	35.4

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2021 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.1)	(2,760.3)	(5,337.1)
Currency Coupon	Foreign Exchange Coupon Rates	(5.8)	(392.9)	(749.2)
Foreign Currency	Foreign Exchange Rates	3.8	208.6	312.0
Price Indices	Inflation Coupon Rates	(1.7)	(191.2)	(400.8)
TR	TR Coupon Rates	1.3	(247.1)	(543.4)
Equities	Prices of Equities	7.0	(158.6)	(452.9)
Other	Exposures that do not fall under the definitions above	-	(11.9)	(36.4)
Total		(7.5)	(3,553.4)	(7,207.8)

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 96

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	09/30/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**384,291**	**110,309**	**63,230**	**43,481**	**11,950**	**6,098**	**6,088**	**6,965**	**10,420**	**642,832**	**598,916**
Loans and discounted trade receivables	187,493	86,000	48,474	34,041	9,023	3,879	4,877	5,923	9,118	388,828	363,855
Financing	75,769	12,511	10,781	7,125	2,267	1,739	538	728	741	112,199	118,810
Farming financing	10,046	764	153	47	9	29	10	2	5	11,065	10,598
Real estate financing	110,983	11,034	3,822	2,268	651	451	663	312	556	130,740	105,653
Lease operations	**3,069**	**4,038**	**718**	**542**	**85**	**39**	**50**	**79**	**100**	**8,720**	**9,278**
Credit card operations	**905**	**90,215**	**5,281**	**3,957**	**1,110**	**742**	**779**	**773**	**2,932**	**106,694**	**95,008**
Advance on exchange contracts (1)	**7,145**	**201**	**197**	**59**	**6**	**7**	**52**	**36**	**-**	**7,703**	**5,250**
Other sundry receivables (2)	**109**	**580**	**140**	**16**	**4**	**46**	**556**	**2**	**145**	**1,598**	**2,101**
Total operations with credit granting characteristics	**395,519**	**205,343**	**69,566**	**48,055**	**13,155**	**6,932**	**7,525**	**7,855**	**13,597**	**767,547**	**710,553**
Financial guarantees provided (3)										**77,100**	**68,933**
Total with Financial guarantees provided	**395,519**	**205,343**	**69,566**	**48,055**	**13,155**	**6,932**	**7,525**	**7,855**	**13,597**	**844,647**	**779,486**
Total operations with credit granting characteristics at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 97

II – By maturity and risk level 09/30/2021 12/31/2020 AA A B C D E F G H Total Total Overdue Operations (1) (2) Falling due installments — 1,851 2,307 1,766 1,623 2,080 2,140 4,022 15,789 14,061 01 to 30 — 80 99 82 84 80 77 214 716 597 31 to 60 — 69 102 74 78 76 71 194 664 627 61 to 90 — 74 88 72 78 121 70 188 691 515 91 to 180 — 188 239 192 244 174 205 509 1,751 1,453 181 to 365 — 294 395 319 344 367 338 840 2,897 2,430 Over 365 days — 1,146 1,384 1,027 795 1,262 1,379 2,077 9,070 8,439 Overdue installments — 642 889 906 1,023 1,830 3,097 6,410 14,797 13,505 01 to 14 — 9 32 27 23 27 27 79 224 222 15 to 30 — 600 185 101 76 85 64 171 1,282 1,007 31 to 60 — 33 637 149 154 150 120 313 1,556 1,810 61 to 90 ——24 575 97 214 136 325 1,371 1,437 91 to 180 ——11 54 606 1,263 2,601 1,225 5,760 3,202 181 to 365 — ——67 91 149 4,015 4,322 5,538 Over 365 days — — — — 282 282 289 Subtotal (a) — 2,493 3,196 2,672 2,646 3,910 5,237 10,432 30,586 27,566 Subtotal—12/31/2020 — 2,023 2,780 3,705 2,381 2,848 2,760 11,069 27,566 Non-overdue Operations Falling due installments 395,128 204,280 66,884 44,671 10,405 4,248 3,558 2,599 3,128 734,901 680,146 01 to 30 29,307 44,204 8,653 5,805 1,855 247 344 119 626 91,160 78,053 31 to 60 29,889 19,750 3,856 2,624 639 172 105 51 209 57,295 52,351 61 to 90 17,479 13,814 3,668 2,176 398 146 337 70 206 38,294 40,074 91 to 180 41,019 26,279 7,941 4,955 837 288 320 150 321 82,110 83,715 181 to 365 53,293 28,762 9,508 6,667 1,346 415 461 346 352 101,150 93,285 Over 365 days 224,141 71,471 33,258 22,444 5,330 2,980 1,991 1,863 1,414 364,892 332,668 Overdue up to 14 days 391 1,063 189 188 78 38 57 19 37 2,060 2,841 Subtotal (b) 395,519 205,343 67,073 44,859 10,483 4,286 3,615 2,618 3,165 736,961 682,987 Subtotal—12/31/2020 340,273 197,751 68,932 41,427 9,959 5,427 9,695 5,911 3,612 682,987 Total Portfolio (a + b) 395,519 205,343 69,566 48,055 13,155 6,932 7,525 7,855 13,597 767,547 710,553 Existing allowance (2,386) (1,812) (1,655) (5,157) (5,581) (2,890) (4,907) (7,770) (13,597) (46,501) (52,158) Minimum—(1,026) (692) (1,425) (1,281) (2,072) (3,740) (5,365) (13,597) (29,198) (33,662) Financial Guarantees Provided — — — ——(746) (754) Additional (3) (2,386) (786) (963) (3,732) (4,300) (818) (1,167) (2,405)—(16,557) (17,742) Existing current provision (23,528) (21,294) Existing non-current provision (22,973) (30,864) Total Portfolio at 12/31/2020 340,273 197,751 70,955 44,207 13,664 7,808 12,543 8,671 14,681 710,553 Existing allowance at 12/31/2020 (2,042) (1,867) (1,286) (5,282) (6,095) (3,299) (8,185) (8,667) (14,681) (52,158) Minimum—(987) (705) (1,303) (1,325) (2,339) (6,257) (6,065) (14,681) (33,662) Financial Guarantees Provided — — — ——(754) Additional (3) (2,042) (880) (581) (3,979) (4,770) (960) (1,928) (2,602)—(17,742) (1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy. (2) The balance of non-accrual operations amounts to R$ 23,352 (R$ 19,925 at 12/31/2020). (3) Related to expected and potential loss. Includes Provision for Loan Commitments. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 98

III – By business sector

	09/30/2021	%	12/31/2020	%
Public Sector	**2,258**	**0.3%**	**3,787**	**0.5%**
Petrochemical and chemical	312	0.0%	2,360	0.3%
State and local governments	1,050	0.2%	1,125	0.2%
Sundry	896	0.1%	302	0.0%
Private sector	**765,289**	**99.7%**	**706,766**	**99.5%**
Companies	**374,456**	**48.8%**	**367,233**	**51.7%**
Sugar and alcohol	3,830	0.5%	4,569	0.6%
Agribusiness and fertilizers	24,767	3.2%	22,640	3.2%
Food and beverage	21,702	2.8%	21,043	3.0%
Banks and other financial institutions	14,013	1.8%	14,279	2.0%
Capital assets	5,652	0.7%	5,011	0.7%
Pulp and paper	3,447	0.5%	1,668	0.2%
Publishing and printing	1,824	0.2%	1,628	0.2%
Electronic and IT	8,031	1.0%	7,596	1.1%
Packaging	4,331	0.6%	3,196	0.4%
Energy and sewage	7,205	0.9%	9,007	1.3%
Education	3,065	0.4%	3,119	0.4%
Pharmaceuticals and cosmetics	8,913	1.2%	8,730	1.2%
Real estate agents	28,754	3.7%	29,457	4.1%
Entertainment and tourism	8,073	1.1%	8,409	1.2%
Wood and furniture	6,196	0.8%	4,969	0.7%
Construction materials	6,162	0.8%	4,593	0.6%
Steel and metallurgy	10,204	1.3%	10,199	1.5%
Media	630	0.1%	734	0.1%
Mining	5,126	0.7%	5,329	0.8%
Infrastructure work	9,308	1.2%	10,904	1.5%
Oil and gas (*)	8,976	1.2%	7,223	1.0%
Petrochemical and chemical	12,427	1.6%	12,764	1.8%
Health care	5,544	0.7%	5,005	0.7%
Insurance, reinsurance and pension plans	131	0.0%	54	0.0%
Telecommucations	2,513	0.3%	2,823	0.4%
Third sector	3,690	0.5%	3,656	0.5%
Tradings	3,550	0.5%	2,589	0.4%
Transportation	27,490	3.6%	25,809	3.7%
Domestic appliances	3,199	0.4%	2,894	0.4%
Vehicles and autoparts	13,889	1.8%	16,530	2.4%
Clothing and shoes	5,809	0.8%	5,277	0.7%
Commerce - sundry	30,569	4.0%	26,849	3.8%
Industry - sundry	11,969	1.6%	10,982	1.5%
Services - sundry	46,339	6.1%	48,578	6.9%
Sundry	17,128	2.2%	19,120	2.7%
Individuals	**390,833**	**50.9%**	**339,533**	**47.8%**
Credit cards	104,219	13.6%	93,102	13.1%
Mortgage loans	122,147	15.9%	96,603	13.6%
Consumer loans / checking account	136,174	17.7%	126,345	17.8%
Vehicles	28,293	3.7%	23,483	3.3%
Grand total	**767,547**	**100.0%**	**710,553**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	09/30/2021		12/31/2020	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	26,786	(186)	27,190	(188)
Sundry bank guarantees	28,095	(320)	26,448	(357)
Other financial guarantees provided	9,500	(171)	8,248	(153)
Tied to the distribution of marketable securities by Public Offering	6,084	(11)	1,445	(1)
Restricted to bids, auctions, service provision or execution of works	3,281	(19)	3,543	(27)
Restricted to international trade of goods	2,292	(36)	1,295	(26)
Restricted to supply of goods	1,062	(3)	764	(2)
Total	**77,100**	**(746)**	**68,933**	**(754)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 99

b) Credit concentration

Loan, lease and other credit operations [*]	09/30/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	6,100	0.7	7,243	0.9
10 largest debtors	30,544	3.6	37,863	4.9
20 largest debtors	45,511	5.4	54,812	7.0
50 largest debtors	74,495	8.8	83,438	10.7
100 largest debtors	104,386	12.4	112,334	14.4

(*) Amounts include Financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions [*]	09/30/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	15,770	1.5	13,145	1.4
10 largest debtors	63,127	6.0	73,609	7.8
20 largest debtors	96,260	9.2	107,100	11.3
50 largest debtors	157,061	15.0	164,323	17.3
100 largest debtors	214,034	20.4	214,907	22.6

(*) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and allowance for Financial guarantees provided

	09/30/2021	12/31/2020
Opening balance - 01/01	**(52,158)**	**(39,747)**
Net increase for the period	(11,875)	(30,140)
Minimum	(13,068)	(22,526)
Financial Guarantees Provided	8	105
Additional [1]	1,185	(7,719)
Write-Off	14,184	20,083
Other	3,348	(2,354)
Closing balance [2]	**(46,501)**	**(52,158)**
Minimum	(29,198)	(33,662)
Financial Guarantees Provided	(746)	(754)
Additional [3]	(16,557)	(17,742)
Existing provision	**(46,501)**	**(52,158)**
Provision delay	(12,565)	(10,618)
Provision aggravated	(10,484)	(11,364)
Provision potential	(23,452)	(30,176)

(1) In the period from 01/01 to 12/31/2020, the impact in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).
(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (244) (R$ (367) at 12/31/2020).
(3) Includes Provision for Loan Commitments.

At 09/30/2021, the balance of the provision regarding the loan portfolio is equivalent to 6.1% (7.3% at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 100

d) Renegotiation of credits

	09/30/2021			12/31/2020		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	34,980	(13,459)	38.5%	35,919	(12,490)	34.8%
(-) Renegotiated loans overdue up to 30 days[(2)]	(12,392)	3,169	25.6%	(12,684)	2,249	17.7%
Renegotiated loans overdue over 30 days[(2)]	22,588	(10,290)	45.6%	23,235	(10,241)	44.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 106 (R$ 146 at 12/31/2020).
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2021					12/31/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (Expenses)	Income (Expenses)
Restricted operations on assets								
Loan operations	6	134	-	5,508	5,648	6,784	585	322
Liabilities - restricted operations on assets								
Foreign loans through securities	6	133	-	5,508	5,647	6,784	(585)	(322)
Net revenue from restricted operations							-	-

At 09/30/2021 and 09/30/2020 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 101

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2021				12/31/2020			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	230	230	228	228	315	326	313	324
Working capital	832	832	827	827	1,297	1,299	1,310	1,312
Total	**1,062**	**1,062**	**1,055**	**1,055**	**1,612**	**1,625**	**1,623**	**1,636**

(1) Under Other liabilities Sundry.

From 01/01 to 09/30/2021 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 657, net of the Provision for Loan Losses (R$ 157 from 01/01 to 09/30/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 102

g) Payroll funding 09/30/2021 12/31/2020 Risk levels AA A B C D E F G H Total Total Payroll funding 326 228 389 670 407 30 52 83 99 2,284 2,938 Existing allowance (1) — (1) (3) (6) (1) (4) (9) (15) (39) (17) (1) Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 103

Note 7 – Funding, borrowing and onlending

a) Summary

	09/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	390,158	56,231	32,422	339,923	818,734	809,010
Deposits received under securities repurchase agreements	233,239	1,451	707	46,408	281,805	280,541
Funds from acceptances and issuance of securities	5,163	15,324	20,149	91,980	132,616	136,638
Borrowing and onlending	6,751	33,933	22,115	30,510	93,309	83,200
Subordinated debt	-	12,507	11,100	55,389	78,996	74,916
Total	**635,311**	**119,446**	**86,493**	**564,210**	**1,405,460**	**1,384,305**
% per maturity date	45.2	8.5	6.2	40.1	**100.0**	
Total – 12/31/2020	**614,774**	**134,110**	**109,034**	**526,387**	**1,384,305**	
% per maturity date	44.5	9.7	7.9	37.9	**100.0**	

b) Deposits

	09/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**242,276**	**56,231**	**32,422**	**339,923**	**670,852**	**674,134**
Savings deposits	187,562	-	-	-	187,562	179,470
Interbank deposits	956	929	1,089	329	3,303	3,430
Time deposits	53,758	55,302	31,333	339,594	479,987	491,234
Non-interest bearing deposits	**147,882**	**-**	**-**	**-**	**147,882**	**134,876**
Demand deposits	147,389	-	-	-	147,389	134,805
Other deposits	493	-	-	-	493	71
Total	**390,158**	**56,231**	**32,422**	**339,923**	**818,734**	**809,010**
% per maturity date	47.7	6.9	4.0	41.4	**100.0**	
Total – 12/31/2020	**370,604**	**80,456**	**59,955**	**297,995**	**809,010**	
% per maturity date	45.8	9.9	7.4	36.9	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 104

c) Deposits received under securities repurchase agreements 09/30/2021 12/31/2020 Over 365 0—30 31—180 181—365 Total Total days Own portfolio 100,897 793 631 246 102,567 48,470 Government securities 76,000—17—76,017 24,032 Corporate securities 24,061 383 — 24,444 20,773 Own issue—1—20 21 1,985 Foreign 836 409 614 226 2,085 1,680 Third-party portfolio 121,630 ——121,630 156,602 Free portfolio 10,712 658 76 46,162 57,608 75,469 Total 233,239 1,451 707 46,408 281,805 280,541 % per maturity date 82.7 0.5 0.3 16.5 100.0 Total – 12/31/2020 227,395 3,001 1,962 48,183 280,541 % per maturity date 81.0 1.1 0.7 17.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 105

d) Funds from acceptances and issuance of securities

	09/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**4,901**	**13,405**	**16,132**	**37,789**	**72,227**	**73,108**
Financial bills	3,885	8,895	10,305	6,656	29,741	43,589
Real estate credit bills	484	1,986	1,957	3,469	7,896	4,205
Rural credit bills	531	2,152	3,117	5,782	11,582	14,285
Guaranteed real estate bills	1	372	753	21,882	23,008	11,029
Forign loans through securities	**235**	**1,852**	**3,968**	**53,737**	**59,792**	**62,571**
Brazil risk note programme	-	719	426	11,420	12,565	13,048
Structure note issued	144	737	820	4,458	6,159	6,220
Bonds	33	-	2,327	28,353	30,713	31,939
Fixed rate notes	1	68	-	5,439	5,508	6,685
Eurobonds	2	-	-	55	57	53
Mortgage notes	-	1	1	168	170	223
Other	55	327	394	3,844	4,620	4,403
Funding from structured operations certificates (*)	**27**	**67**	**49**	**454**	**597**	**959**
Total	**5,163**	**15,324**	**20,149**	**91,980**	**132,616**	**136,638**
% per maturity date	3.9	11.6	15.2	69.3	**100.0**	
Total – 12/31/2020	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	
% per maturity date	1.5	15.0	14.5	69.0	**100.0**	

(*) The fair value of the funding from structured operations certificates issued is R$ 624 (R$ 1,018 at 12/31/2020).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 8,474 (R$ 7,898 at 12/31/2020) with maturity over 365 days.

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 1.33% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	09/30/2021	12/31/2020
Real estate loans	26,831	12,286
Government securities - Brazil	1,880	2
Total asset portfolio	**28,711**	**12,288**
Total adjusted asset portfolio	**29,013**	**12,287**
Liabilities for issue of LIGs	**23,008**	**11,029**
Remuneration of the Fiduciary Agent	1	1

II - Requirements of asset portfolio

	09/30/2021	12/31/2020
Breakdown	**92.5%**	**100.0%**
Sufficiency		
Notional amount	126.1%	111.4%
Present value under stress	107.3%	111.5%
Weighted average term		
Of the asset portfolio	138.0 monthly	138.8 monthly
Of outstandings LIGs	42.9 monthly	47.1 monthly
Liquidity		
Net assets	1,880	2

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 106

e) Borrowing and onlending 09/30/2021 12/31/2020 0-30 31-180 181-365 Over 365 days Total Total Borrowing 6,410 32,280 20,020 23,991 82,701 71,744 In Brazil 1,037 ——1,037 1,809 Foreign (*) 5,373 32,280 20,020 23,991 81,664 69,935 Onlending—In Brazil – official institutions 341 1,653 2,095 6,519 10,608 11,456 BNDES 204 983 1,169 3,598 5,954 6,779 FINAME 119 540 645 2,463 3,767 3,947 Other 18 130 281 458 887 730 Total 6,751 33,933 22,115 30,510 93,309 83,200 % per maturity date 7.2 36.4 23.7 32.7 100.0 Total – 12/31/2020 8,140 30,176 21,777 23,107 83,200 % per maturity date 9.8 36.3 26.2 27.7 100.0 (*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 107

f) Subordinated debt, including perpetual debts

	09/30/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Financial bills	-	-	3,598	15,879	19,477	13,196
Euronotes	-	12,509	7,504	32,015	52,028	53,818
(-) Transaction costs incurred (Note 3b)	-	(2)	(2)	(7)	(11)	(19)
Bonds	-	-	-	7,502	7,502	7,921
Grand total	**-**	**12,507**	**11,100**	**55,389**	**78,996**	**74,916**
% per maturity date	0.0	15.8	14.1	70.1	**100.0**	
Total – 12/31/2020	**6,657**	**-**	**5,468**	**62,791**	**74,916**	
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with no amount at the current period (R$ 6,661 at 12/31/2020) with maturity up to 30 days, R$ 12,619 (with no amount at 12/31/2020) with maturity from 31 to 180 days, R$ 7,539 (R$ 5,468 at 12/31/2020) with maturity from 181 to 365 days and R$ 32,104 (R$ 41,770 at 12/31/2020) with maturity over 365 days, totaling R$ 52,262 (R$ 53,899 at 12/31/2020) and Subordinated Financial Bills in the amount of R$ 13,339 (R$ 7,660 at 12/31/2020) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	-	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,094	5,484
	20	2012	2022	IGPM + 4.63%	43	38
	2,146	2019	Perpetual	114% of SELIC	2,142	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	955	963
	50	2019	2028	CDI + 0.72%	156	52
	2,281	2019	2029	CDI + 0.75%	2,351	2,379
	450	2020	2029	CDI + 2%	470	452
	106	2020	2030	IPCA + 4.64%	120	109
	1,556	2020	2030	CDI + 2%	1,625	1,562
	5,488	2021	2031	CDI + 2%	5,521	-
				Total	**19,477**	**13,196**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,361
	1,042	2011	2021	5.75% to 6.2%	5,763	3,891
	550	2012	2021	6.2%	-	2,858
	2,606	2012	2022	5.5% to 5.65%	14,245	13,839
	1,854	2012	2023	5.13%	10,276	9,762
	1,250	2017	Perpetual	6.12%	6,923	6,510
	750	2018	Perpetual	6.5%	4,088	3,967
	749	2019	2029	4.5%	4,142	3,915
	699	2020	Perpetual	4.6%	3,821	3,696
	500	2021	2031	3.9%	2,759	-
				Total	**52,017**	**53,799**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	53	74
	180,351	2008	2033	3.50% to 4.92%	1,417	1,515
	97,962	2009	2035	4.75%	1,064	1,135
	1,060,250	2010	2032	4.35%	104	111
	1,060,250	2010	2035	3.90% to 3.96%	240	255
	1,060,250	2010	2036	4.48%	1,143	885
	1,060,250	2010	2038	3.9%	833	1,215
	1,060,250	2010	2040	4.15% to 4.29%	641	682
	1,060,250	2010	2042	4.45%	313	332
	57,168	2014	2034	3.8%	408	434
				Total	**6,216**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	150	160
	146,000	2013	2028	IPC + 2%	211	224
	648,171	2014	2024	LIB	925	899
				Total	**1,286**	**1,283**
Total					**78,996**	**74,916**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 108

Note 8—Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I—Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 109

II—Premium Bonds: · Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 110

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Unearned premiums (PPNG)	2,713	2,298	11	12	-	-	2,724	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	20	17	209,723	215,216	-	-	209,743	215,233
Redemptions and other unsettled amounts (PVR)	19	16	479	332	-	-	498	348
Financial surplus (PEF)	1	2	671	655	-	-	672	657
Unsettled claims (PSL)	562	515	76	68	-	-	638	583
Claims / events incurred but not reported (IBNR)	326	294	26	22	-	-	352	316
Administrative (PDA) and related expenses (PDR)	29	29	94	88	1	1	124	118
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,259	3,453	3,259	3,453
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	10	11	10	11
Other provisions	131	132	393	308	-	-	524	440
Total technical provisions (a)	**3,801**	**3,303**	**211,473**	**216,701**	**3,270**	**3,465**	**218,544**	**223,469**
Current	**2,905**	**2,537**	**687**	**526**	**3,269**	**3,465**	**6,861**	**6,528**
Non-current	**896**	**766**	**210,787**	**216,175**	**-**	**-**	**211,683**	**216,941**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Interbank investments	**363**	**322**	**1,333**	**179**	**580**	**573**	**2,276**	**1,074**
Securities and derivative financial instruments	**2,301**	**1,964**	**211,789**	**218,351**	**2,858**	**3,056**	**216,948**	**223,371**
PGBL / VGBL fund quotas (1)	**-**	**-**	**198,311**	**205,820**	**-**	**-**	**198,311**	**205,820**
Government securities - Brazil	-	-	152,268	161,222	-	-	152,268	161,222
National treasury bills, Financial treasury bills and National treasury notes	-	-	135,396	152,910	-	-	135,396	152,910
Repurchase agreements	-	-	16,872	8,312	-	-	16,872	8,312
Corporate securities	-	-	35,051	33,263	-	-	35,051	33,263
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	28,144	18,814	-	-	28,144	18,814
Financial bills	-	-	6,687	14,346	-	-	6,687	14,346
Other	-	-	220	103	-	-	220	103
PGBL / VGBL fund quotas	-	-	8,006	9,215	-	-	8,006	9,215
Other securities (2)	-	-	2,986	2,120	-	-	2,986	2,120
Other government securities and private securities	**2,301**	**1,964**	**13,478**	**12,531**	**2,858**	**3,056**	**18,637**	**17,551**
Receivables from insurance and reinsurance operations (3)	**1,200**	**1,204**	**-**	**-**	**-**	**-**	**1,200**	**1,204**
Credit rights	1,000	1,036	-	-	-	-	1,000	1,036
Other credit	200	168	-	-	-	-	200	168
Total Guarantee Assets (b)	**3,864**	**3,490**	**213,122**	**218,530**	**3,438**	**3,629**	**220,424**	**225,649**
Total Excess Coverage (b-a)	**63**	**187**	**1,649**	**1,829**	**168**	**164**	**1,880**	**2,180**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 111

Note 9—Contingent Assets and Liabilities, Legal Obligations and Tax and Social Security Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify provisions and contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 112

II- Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions and contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	09/30/2021				12/31/2020
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(950)	-	(1,166)	(1,196)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**	**11,993**
Adjustment / Interest	163	64	-	227	673
Changes in the period reflected in results	619	2,274	80	2,973	3,546
Increase (*)	867	2,433	80	3,380	4,025
Reversal	(248)	(159)	-	(407)	(479)
Payment	(958)	(1,746)	-	(2,704)	(4,369)
Subtotal	**3,119**	**7,657**	**1,563**	**12,339**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 3n)	227	901	-	1,128	1,166
Closing balance	**3,346**	**8,558**	**1,563**	**13,467**	**13,009**
Current	**1,250**	**2,589**	**1,563**	**5,402**	**5,862**
Non-current	**2,096**	**5,969**	**-**	**8,065**	**7,147**
Closing balance at 12/31/2020	**3,511**	**8,015**	**1,483**	**13,009**	

(*) Includes, in the labor provision, the effects of the provision for restructuring (Note 22e).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 113

IV- Tax and social security obligations

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	09/30/2021			12/31/2020
	Legal Obligation (Note 11c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**3,569**	**3,241**	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(71)	(71)	(68)
Subtotal	**3,569**	**3,170**	**6,739**	**8,198**
Adjustment / Interest	36	96	132	220
Changes in the period reflected in results	60	19	79	56
Increase	70	68	138	142
Reversal	(10)	(49)	(59)	(86)
Payment	(195)	(78)	(273)	(1,735)
Subtotal	**3,470**	**3,207**	**6,677**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	71	71	71
Closing balance	**3,470**	**3,278**	**6,748**	**6,810**
Current	**70**	**50**	**120**	**65**
Non-current	**3,400**	**3,228**	**6,628**	**6,745**
Closing balance at 12/31/2020	**3,569**	**3,241**	**6,810**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,807: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,017;

- PIS and COFINS – Calculation Basis – R$ 637: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 624.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 114

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,856 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 396 (R$ 389 at 12/31/2020). II—Tax and Social Security Obligations: The tax and social security obligations of possible loss totaled R$ 33,315 (R$ 31,330 at 12/31/2020), and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 6,473: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,868: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 4,498: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,450: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS—Reversal of Revenues from Depreciation in Excess – R$ 2,399: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,487: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,221: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 668: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 871 (R$ 919 at 12/31/2020) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 115

09/30/2021 12/31/2020 Civil Labor Tax Total Total Deposits in guarantee (Note 10a) 1,444 2,084 8,971 12,499 12,693 Investment fund quotas 496 244 85 825 987 Surety 71 47 3,962 4,080 4,012 Insurance bond 1,722 1,284 15,041 18,047 18,402 Guarantee by government securities 15—239 254 249 Total 3,748 3,659 28,298 35,705 36,343 ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 116

Note 10—Breakdown of accounts a) Other receivables—Sundry 09/30/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 102,390 97,627 Trading and intermediation of securities 19,060 28,254 Deposits in guarantee of contingencies, provisions and legal obligations (Note 9e) 12,499 12,693 Operations without credit granting characteristics, net of provisions 3,847 3,529 Income receivable 3,259 3,092 Sundry domestic 2,699 2,443 Receivables from insurance and reinsurance operations 1,526 1,322 Sundry foreign 1,815 717 Net amount receivables from reimbursement of provisions (Note 9d) 871 919 Assets of post-employment benefit plans (Note 19e) 573 585 Other 1,653 1,242 Total 150,192 152,423 Current 128,608 123,174 Non-current 21,584 29,249 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 117

b) Foreign exchange portfolio 09/30/2021 12/31/2020 Assets—other receivables (Note 10a) 102,390 97,627 Exchange purchase pending settlement – foreign currency 57,665 49,592 Bills of exchange and term documents – foreign currency 19 18 Exchange sale rights – local currency 45,646 48,334 (Advances received) – local currency (940) (317) Liabilities – other liabilities (Note 2a and Note 10d) 103,115 98,487 Exchange sales pending settlement – foreign currency 45,142 49,522 Liabilities from purchase of foreign currency – local currency 57,690 48,701 Other 283 264 Offsetting accounts 4,523 3,624 Outstanding import credits – foreign currency 2,570 2,057 Confirmed export credits – foreign currency 1,953 1,567 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 118

c) Prepaid expenses 09/30/2021 12/31/2020 Publicity and advertising 341 542 Commissions related to software maintenance 725 716 Commissions 259 268 Related to payroll loans 33 38 Related to insurance and pension plan 15 14 Related to vehicle financing—7 Other 211 209 Credit Card Operating Expenses 244 370 Legal Protection Insurance 99 118 Municipal Tax 32 3 Other 1,122 581 Total 2,822 2,598 Current 2,220 1,558 Non-current 602 1,040 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 119

d) Other liabilities—Sundry 09/30/2021 12/31/2020 Foreign exchange portfolio (Note 10b) 103,115 98,487 Payment transactions 41,942 41,808 Trading and intermediation of securities 14,294 15,046 Charging and collection of taxes and similar 8,908 224 Social and statutory 4,739 6,759 Transactions related to credit assignments (Note 6f) 1,055 1,623 Provisions for sundry payments 2,661 3,126 Sundry foreign 4,531 4,034 Sundry domestic 2,626 3,056 Personnel provision 2,883 1,901 Funds to be released 5,674 3,934 Obligations on official agreements and rendering of payment services 1,005 1,326 Liabilities from post-employment benefit plans (Note 19e) 2,065 2,083 Other 2,370 1,584 Total 197,868 184,991 Current 185,596 166,016 Non-current 12,272 18,975 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 120

e) Commissions and Banking Fees 01/01 to 01/01 to 09/30/2021 09/30/2020 Credit and debit cards 11,268 10,039 Current account services 5,772 6,005 Asset management 5,828 5,720 Funds 5,256 5,228 Consortia 572 492 Credit operations and Financial guarantees provided 2,111 1,892 Credit operations 1,228 875 Financial guarantees provided 883 1,017 Collection services 1,506 1,395 Advisory services and Brokerage 2,849 2,074 Custody services 449 422 Other 1,900 1,558 Total 31,683 29,105 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 121

f) Personnel expenses 01/01 to 01/01 to 09/30/2021 09/30/2020 Compensation (7,621) (7,496) Employees’ profit sharing (3,806) (2,843) Welfare benefits (3,259) (3,076) Payroll charges (2,639) (2,421) Dismissals (*) (690) (198) Training (64) (61) Share-based payment (Note 15f) (89) (152) Total (18,168) (16,247) (*) Includes the effects of the provision for restructuring (Note 22e). g) Other administrative expenses 01/01 to 01/01 to 09/30/2021 09/30/2020 Third party services, financial system services, security and transportation (5,352) (5,181) Data processing and telecommunications (2,910) (2,865) Installations (2,262) (2,357) Depreciation and amortization (2,935) (2,926) Advertising, promotions and publicity (873) (730) Materials (315) (243) Travel expenses (28) (73) Other (*) (810) (1,875) Total (15,485) (16,250) (*) At 09/30/2020, comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22d). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 122

h) Other operating expenses 01/01 to 01/01 to 09/30/2021 09/30/2020 Selling—credit cards (3,343) (2,888) Operations without no credit granting characteristics, net of provision (718) (212) Amortization of goodwill (381) (371) Claims losses (443) (353) Refund of interbank costs (290) (224) Impairment (*) (433) (2,157) Other (1,869) (1,416) Total (7,477) (7,621) (*) At 09/30/2020, comprises the effects of impairment of goodwill and intangible assets of Itaú CorpBanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 123

Note 11—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% PIS (1) 0.65% Additional income tax 10.00% COFINS (1) 4.00% Social contribution on net income (2) 25.00% ISS up to 5.00% (1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. (2) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate will be applied as from July 1 to December 31, 2021. a) Expenses for taxes and contributions I—Breakdown of Income tax and social contribution calculation on net income: 01/01 to 01/01 to Due on operations for the period 09/30/2021 09/30/2020 Income before income tax and social contribution 29,705 (4,554) Charges (income tax and social contribution) at the rates in effect (1) (13,813) 2,049 Increase / decrease in income tax and social contribution charges arising from: Equity income in affiliates and joint ventures 606 259 Foreign exchange variations on investments abroad 162 8,349 Interest on capital 1,557 2,119 Other nondeductible expenses net of non taxable income (2) 4,393 (22,394) Income tax and social contribution expenses (7,095) (9,618) Related to temporary differences Increase / (reversal) for the period (2,674) 24,233 (Expenses) / Income from deferred taxes (2,674) 24,233 Total income tax and social contribution expenses (9,769) 14,615 (1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the third quarter of 2021, it is equal to 50%. (2) Includes temporary (additions) and exclusions. II—Tax expenses: 01/01 to 01/01 to 09/30/2021 09/30/2020 PIS and COFINS (4,366) (2,252) ISS (1,113) (1,027) Other (527) (652) Total (6,006) (3,931) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (223) (R$ (150) from 01/01 to 09/30/2020) and are mainly composed of PIS and COFINS. III -Tax effects of foreign exchange management of investments abroad In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b. The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 124

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	09/30/2021	12/31/2020	12/31/2020	Realization / Reversal	Increase	09/30/2021
Reflected in income			**62,622**	**(19,293)**	**15,876**	**59,205**
Provision for loan losses	67,074	73,421	31,560	(4,800)	4,606	31,366
Related to tax losses and social contribution loss carryforwards			5,245	(858)	599	4,986
Provision for profit sharing	3,757	4,377	1,903	(1,903)	1,629	1,629
Provision for devaluation of securities with permanent impairment	3,076	3,436	1,546	(425)	290	1,411
Adjustments to fair value of Trading securities and Derivative financial instruments	9,608	17,091	8,521	(8,521)	4,910	4,910
Adjustments of operations carried out on the futures settlement market	94	115	56	(56)	4	4
Goodwill on purchase of investments	806	829	345	(4)	3	344
Provisions	13,924	13,462	5,845	(1,321)	1,589	6,113
Civil lawsuits	3,119	3,294	1,331	(445)	403	1,289
Labor claims	7,513	6,927	3,056	(819)	1,112	3,349
Tax and social security obligations	3,292	3,241	1,458	(57)	74	1,475
Legal obligations	1,923	1,858	774	(36)	73	811
Provision related to health insurance operations	903	891	356	-	5	361
Other non-deductible provisions	15,810	14,569	6,471	(1,369)	2,168	7,270
Reflected in stockholders' equity			**1,458**	**(416)**	**1,153**	**2,195**
Adjustments to fair value of available for sale securities	2,413	175	60	-	1,153	1,213
Cash flow hedge	852	1,685	841	(415)	-	426
Post-employment benefits	1,237	1,240	557	(1)	-	556
Total (1) (2)	**121,477**	**133,149**	**64,080**	**(19,709)**	**17,029**	**61,400**
Social contribution for offsetting arising from Option established in article 8° of Provisional Measure n°. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) Deferred Tax Assets are classified in their totality as Non-Current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 2,841 (R$ 2,172 at 12/31/2020) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,995 (R$ 1,979 at 12/31/2020), Administrative provisions of R$ 59 (R$ 77 at 12/31/2020), Provisions for legal, tax and social security obligations of R$ 91 (R$ 68 at 12/31/2020), the realization of which is contingent upon the outcome of the respective lawsuits, Interest on capital of R$ 514 (with no amount at 12/31/2020), and Adjustments to fair value of available for sale securities of R$ 131 (R$ 1 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 125

II—The provision for deferred tax liabilities and its changes are represented by: Realization / 12/31/2020 Increase 09/30/2021 Reversal Reflected in income 3,305 (911) 213 2,607 Depreciation in excess – finance lease 145 (2)—143 Adjustment of deposits in guarantee and provisions 1,404 (21) 22 1,405 Post-employment benefits 180 (36) 8 152 Adjustments to fair value of trading securities and derivative financial instruments 148 (148) 54 54 Adjustments of operations carried out on the future settlement market 488 (488) 65 65 Other 940 (216) 64 788 Reflected in stockholders’ equity 540 (512) 91 119 Adjustments to fair value of available for sale securities 537 (512) 91 116 Post-employment benefits 3 — 3 Total (*) 3,845 (1,423) 304 2,726 (*) Deferred Tax Liabilities are classified in their totality as Non-Current. In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 249 (R$ 249 at 12/31/2020) and are represented by Adjustment of deposits in guarantee and provisions of R$ 7 (R$ 6 at 12/31/2020), Adjustments to fair value of trading securities and derivative financial instruments of R$ 4 (R$ 47 at 12/31/2020), Adjustments to fair value of available for sale securities of R$ 66 (R$ 21 at 12/31/2020), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 172 (R$ 175 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 126

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2021	6,973	12.3%	759	15.2%	7,732	12.6%	-	0.0%	(64)	2.3%	7,668	13.1%
2022	15,059	26.7%	822	16.6%	15,881	25.9%	-	0.0%	(157)	5.8%	15,724	26.7%
2023	15,785	28.0%	611	12.2%	16,396	26.7%	-	0.0%	(64)	2.3%	16,332	27.8%
2024	7,869	13.9%	613	12.3%	8,482	13.8%	-	0.0%	(51)	1.9%	8,431	14.4%
2025	2,850	5.1%	614	12.3%	3,464	5.6%	-	0.0%	(115)	4.2%	3,349	5.7%
After 2025	7,878	14.0%	1,567	31.4%	9,445	15.4%	65	100.0%	(2,275)	83.5%	7,235	12.3%
Total	**56,414**	**100.0%**	**4,986**	**100.0%**	**61,400**	**100.0%**	**65**	**100.0%**	**(2,726)**	**100.0%**	**58,739**	**100.0%**
Present Value (*)	**51,869**		**4,484**		**56,353**		**54**		**(2,255)**		**54,152**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 09/30/2021, deferred tax assets not accounted for correspond to R$ 1,892 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

V - Due to the conversion of Provisional Measure (MP) No. 1,034 into Law 14,183/21, the balance of deferred tax assets includes the effect of R$ 599 caused by the increase in the rate of the Social Contribution on Net Income (from 20% to 25% for banks and from 15% to 20% for insurance and capitalization companies and other financial institutions) on the assets that will be realized until December 31, 2021.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 127

c) Current tax liabilities 09/30/2021 12/31/2020 Taxes and contributions on income payable 4,914 3,455 Other taxes and contributions payable 2,523 2,333 Legal obligations (Note 9b IV) 3,470 3,569 Total 10,907 9,357 Current 7,104 5,374 Non-current 3,803 3,983 In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 689 (R$ 92 at 12/31/2020) and it is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 673 (R$ 76 at 12/31/2020). Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 128

Note 12—Investiments—Change of investments—ITAÚ UNIBANCO HOLDING (1) Balance at 12/31/2020 Changes from 01/01 to 09/30/2021 Book value Equity in earnings of subisidiaries Changes in exchange Changes in Equity in rates and Adjustments in exchange rates earnings of Functional Dividends Investiment marketable Balance at Companies and Investiment Adjustments Amortization Adjustments Unrealized Corporate subsidiaries currency Stockholders’ Unrealized results Goodwill Total paid/accrued Net Income Exchange Hedge—securities of 09/30/2021 Hedge—to investor of goodwill (3) to investor results Total (4) Events (5) from 01/01 to equity / (Loss) variation Functional subsidiaries Functional criteria (2) criteria (2) and other 09/30/2020 currency and other currency other other than the than the Real Real In Brazil 125,351 1,366 862 (82)—127,497—(3,990) 17,384—(40) (358) 16,986 (232) (1,017) (9,804) 129,440 9,534 Itaú Unibanco S.A. 109,693 1,368 786 (43)—111,804—(3,008) 14,267—(38) (364) 13,865 (230) (685) (9,499) 112,247 8,741 Banco Itaucard S.A. 9,718 1 6 (40)—9,685—(240) 1,743—1 6 1,750—(232)—10,963 (501) Banco Itaú BBA S.A. 1,889 (3) 60 — 1,946—(41) 723—(2)—721 (1) (100)—2,525 651 Itaú Corretora de Valores S.A. 1,862—10 1—1,873 — 410—(1)—409—1—2,283 372 Itaú Consultoria de Valores Mobiliários e Participações S.A. 2,189 — — 2,189—(701) 241 ——241 (1) (1) (305) 1,422 271 Foreign 5,288 1,530—(10) 237 7,045 (34) (122) 985 5—(95) 895 (251) (94) (410) 7,029 60 Itaú CorpBanca Chilean peso 2,474 992 — 237 3,703 (34)—238 — 13 251 (282) (180)—3,458 (681) Banco Itaú Uruguay S.A. Uruguayan peso 2,261 87 ——2,348 — 234 — 1 235 70 (22)—2,631 485 Other Participation (6) 553 451—(10)—994—(122) 513 5—(109) 409 (39) 108 (410) 940 256 Grand total 130,639 2,896 862 (92) 237 134,542 (34) (4,112) 18,369 5 (40) (453) 17,881 (483) (1,111) (10,214) 136,469 9,594 (1) Itaú Unibanco Holding S.A.—Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 83 (R$ 541 from 01/01 to 09/30/2020) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income. (2) Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies. (3) Dividends approved and not paid are recorded as Income receivable. (4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 998 (R$ 19,070 from 01/01 to 09/30/2020). (5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions. (6) At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 2d). Number of shares/quotas owned by Equity share in capital Stockholders’ Net Income / Companies Capital ITAÚ UNIBANCO HOLDING 09/30/2021 (%) equity (Loss) Common Preferred Quotas Voting Share In Brazil Itaú Unibanco S.A. 69,873 112,281 14,267 3,390,407,2653,283,608,963—100.00% 100.00% Banco Itaucard S.A. 4,812 10,998 1,743 237,962,639,7811,277,933,118—99.99% 99.99% Banco Itaú BBA S.A. 946 2,525 723 4,474,435 4,474,436—99.99% 99.99% Itaú Corretora de Valores S.A. 927 2,278 410 27,482,523 811,503—99.99% 99.99% Itaú Consultoria de Valores Mobiliários e Participações S.A. 656 984 241 548,954 1,097,907—100.00% 100.00% Foreign Itaú CorpBanca 12,531 14,439 1,061 115,039,610,411 — 22.45% 22.45% Banco Itaú Uruguay S.A. 567 2,631 234 4,465,133,954 — 100.00% 100.00% Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 129

Note 13 - Fixed assets

Fixed assets [1]	Anual depreciation rates	Cost	Depreciation	Impairment	09/30/2021 Residual	12/31/2020 Residual
Real Estate		**6,856**	**(3,700)**	**(110)**	**3,046**	**2,947**
Land	-	862	-	-	862	871
Buildings and Improvements	4% to 10%	5,994	(3,700)	(110)	2,184	2,076
Other fixed assets		**13,334**	**(10,076)**	**(37)**	**3,221**	**3,546**
Installations and Furniture and equipament	10% to 20%	3,134	(2,286)	(10)	838	924
Data processing systems	20% to 50%	8,150	(6,609)	(27)	1,514	1,768
Other [2]	10% to 20%	2,050	(1,181)	-	869	854
Total		**20,190**	**(13,776)**	**(147)**	**6,267**	**6,493**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 12, achievable by 2024.

(2) Other refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 130

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets: Association for the promotion and offer of financial products and services	Intangible assets: Software acquired	Intangible assets: Internally developed software	Intangible assets: Other intangible assets (1)	Total
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**14,041**	**2,812**	**6,301**	**7,664**	**3,220**	**34,038**
Acquisitions (3)	-	5	595	2,389	3,189	6,178
Rescissions / disposals	(38)	-	(35)	(11)	(124)	(208)
Exchange variation	(708)	(103)	(188)	-	(18)	(1,017)
Other	-	(12)	(16)	(2)	-	(30)
Balance at 09/30/2021	**13,295**	**2,702**	**6,657**	**10,040**	**6,267**	**38,961**
Amortization						
Balance at 12/31/2020	**(7,742)**	**(1,339)**	**(3,527)**	**(3,288)**	**(1,394)**	**(17,290)**
Amortization expenses (2)	(918)	(82)	(600)	(746)	(417)	(2,763)
Rescissions / disposals	38	-	1	10	124	173
Exchange variation	343	46	94	-	4	487
Other	-	10	8	-	(1)	17
Balance at 09/30/2021	**(8,279)**	**(1,365)**	**(4,024)**	**(4,024)**	**(1,684)**	**(19,376)**
Impairment (Note 10h)						
Balance at 12/31/2020	**(1,593)**	**(789)**	**(204)**	**(383)**	-	**(2,969)**
Increase	-	-	-	(428)	-	(428)
Disposals	-	-	33	-	-	33
Exchange variation	129	50	-	-	-	179
Balance at 09/30/2021	**(1,464)**	**(739)**	**(171)**	**(811)**	-	**(3,185)**
Book value						
Balance at 09/30/2021	**3,552**	**598**	**2,462**	**5,205**	**4,583**	**16,400**
Balance at 12/31/2020	**4,706**	**684**	**2,570**	**3,993**	**1,826**	**13,779**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (469) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the expenses on financial operation.

(3) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 2,940 (R$ 3,707 at 12/31/2020).

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized on June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions on June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 131

Note 15 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	09/30/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 09/30/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 09/30/2021	4,935,060,304	1,766,272,129	6,701,332,433	62,015
Residents abroad at 09/30/2021	23,230,055	3,079,572,860	3,102,802,915	28,714
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result of delivery of treasure shares	-	(17,430,255)	(17,430,255)	379
Treasury shares at 09/30/2021 (1)	**-**	**24,248,197**	**24,248,197**	**(528)**
Outstanding shares at 09/30/2021	**4,958,290,359**	**4,821,596,792**	**9,779,887,151**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

(2) Partial spin-off (Note 2d).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	09/30/2021	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 09/30/2021	27.00	28.93

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 132

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

On October 14, 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes, of which R$ 919 million has already been provided for on September 30, 2021.

I - Breakdown of dividends and interest on capital

	09/30/2021
Statutory individual net income	18,516
Adjustments:	
(-) Legal reserve - 5%	(926)
Dividend calculation basis	**17,590**
Minimum mandatory dividend - 25%	4,398
Dividends and Interest on Capital Paid / Accrued	**4,398**

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**3,713**	**(381)**	**3,332**
Dividends - 8 monthly installments paid from February to September 2021	0.0150	1,173	-	1,173
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities – Social and Statutory)		**1,229**	**(163)**	**1,066**
Dividends - 1 monthly installment paid on 10/01/2021	0.0150	147	-	147
Interest on capital	0.0940	1,082	(163)	919
Total from 01/01 to 09/30/2021		**4,942**	**(544)**	**4,398**
Total from 01/01 to 09/30/2020		**2,768**	**(78)**	**2,690**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 133

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	09/30/2021	12/31/2020
Capital reserves	**2,118**	**2,323**
Premium on subscription of shares	284	284
Share-based payment plan	1,833	2,038
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**49,575**	**39,126**
Legal [1]	13,200	12,274
Statutory [2]	36,375	26,852

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 09/30/2021	01/01 to 09/30/2020	09/30/2021	12/31/2020
ITAÚ UNIBANCO HOLDING	**18,516**	**11,325**	**139,353**	**136,699**
Amortization of goodwill	25	246	(103)	(108)
Conversion adjustments of foreign investments (Note 3s)	(150)	(254)	70	2
Foreign exchange variations of investments	-	17	-	-
Hedge of net investments in foreign operations	(220)	(460)	133	2
Tax effects – hedge of net investments in foreign operations	70	189	(63)	-
Other	363	-	28	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**18,754**	**11,317**	**139,348**	**136,593**

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2021	12/31/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Itaú CorpBanca	8,836	9,392	(705)	1,505
Itaú CorpBanca Colombia S.A.	489	503	(23)	(43)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	715	576	(138)	(82)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	575	457	(119)	(14)
Other	190	185	(58)	(40)
Total	**10,805**	**11,113**	**(1,043)**	**1,326**

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 134

f) Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 01/01 to 01/01 to 09/30/2021 09/30/2020 Partner Plan (Note 10f) (89) (152) Share-based plan (287) (298) Total (376) (450) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 36,291,760 39,305,211 New 8,094,693 10,473,405 Delivered (11,652,700) (11,408,109) Cancelled (2,231,366) (851,468) Closing balance 30,502,387 37,519,039 Weighted average of remaining contractual life (years) 2.05 1.95 Market value weighted average (R$) 20.27 23.37 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 135

II—Variable Compensation In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2021 09/30/2020 Quantity Quantity Opening balance 27,407,231 20,220,934 New 14,805,132 13,676,575 Delivered (10,814,168) (10,574,321) Cancelled (1,398,953) (219,742) Closing balance 29,999,242 23,103,446 Weighted average of remaining contractual life (years) 1.28 1.15 Market value weighted average (R$) 28.61 33.52 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 136

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular: Dexco S.A. (1), Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XPart S.A.; · Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 2d); · Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) New legal name of Duratex S.A. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 137

a) Transactions with related parties:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED				
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)		Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		09/30/2021	12/31/2020	01/01 to 09/30/2021	01/01 to 09/30/2020		09/30/2021	12/31/2020	01/01 to 09/30/2021	01/01 to 09/30/2020
Interbank investments		**71,941**	**66,250**	**2,362**	**2,528**		**-**	**18,539**	**33**	**48**
Itaú Unibanco S.A. Nassau Branch	1.57% to 6.61%	59,816	54,339	2,146	1,953		-	-	-	-
Other	6.15% to 6.31%	12,125	11,911	216	575		-	18,539	33	48
Loan operations		**-**	**-**	**-**	**-**		**637**	**727**	**21**	**65**
Dexco S.A.		-	-	-	-	CDI + 1.45%	534	515	19	14
Other		-	-	-	-	CDI + 1.3% to 1.5% / 2.5% to 6% / 100% CDI	103	212	2	51
Securities and derivative financial instruments (assets and liabilities)		**(330)**	**69**	**636**	**-**		**4,930**	**1,716**	**143**	**10**
Investment funds		(327)	69	635	-		192	107	25	10
Copagaz – Distribuidora de Gás S.A.		-	-	-	-	CDI + 1.7% to 2.95%	1,087	950	18	-
Itaúsa S.A.		-	-	-	-	CDI + 2% to 2.4%	1,226	771	39	-
Águas do Rio 4 SPE S.A.		-	-	-	-	CDI + 3.5%	1,204	-	17	-
Aegea Saneamento e Participações S.A.		-	-	-	-	CDI + 1.5% to 2.9%	854	-	29	-
Other		(3)	-	1	-	CDI + 1.8% to 3.5%	367	(112)	15	-
Deposits		**-**	**-**	**(5)**	**-**		**-**	**-**	**(1)**	**-**
Other		-	-	(5)	-		-	-	(1)	-
Deposits received under securities repurchase agreements		**-**	**-**	**-**	**-**		**(492)**	**(165)**	**(7)**	**(24)**
Alpargatas S.A.		-	-	-	-	101% CDI	(8)	(107)	-	(9)
Dexco S.A.		-	-	-	-	82% to 99% CDI	(19)	(49)	(1)	(2)
Águas do Rio 4 SPE S.A.						99% CDI	(135)	-	(1)	-
Águas do Rio 1 SPE S.A.						99% CDI	(136)	-	(1)	-
Aegea Saneamento e Participações S.A.						99% CDI	(181)	-	(2)	-
Other		-	-	-	-	100% SELIC / 100% CDI	(13)	(9)	(2)	(13)
Funds from acceptances and issuance of securities		**(721)**	**(14)**	**-**	**-**		**-**	**-**	**-**	**-**
Itaú Unibanco S.A. Nassau Branch		(721)	(14)	-	-		-	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(184)**	**(66)**	**(16)**	**(10)**		**(148)**	**(26)**	**6**	**33**
Instituto Unibanco		-	-	-	-		-	123	3	2
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(82)	(93)	28	39
ConectCar Soluções de Mobilidade Eletrônica S.A.		-	-	-	-		(20)	(46)	4	5
Olímpia Promoção e Serviços S.A.		-	-	-	-		(7)	(9)	(46)	(29)
Itaú Corretora de Valores S.A.		(1)	(1)	(12)	(11)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(244)	(100)	-	1		-	-	-	-
Itaú Unibanco S.A.		65	35	-	-		-	-	-	1
Itaúsa S.A.		-	-	-	-		(11)	1	9	8
Águas do Rio 4 SPE S.A.		-	-	-	-		(19)	-	1	-
Águas do Rio 1 SPE S.A.		-	-	-	-		(11)	-	1	-
Other		(4)	-	(4)	-		2	(2)	6	7
Rent		**-**	**-**	**-**	**-**		**-**	**-**	**(24)**	**(24)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(23)	(22)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(1)	(2)
Donation		**-**	**(500)**	**500**	**(742)**		**-**	**(500)**	**-**	**(1,000)**
Fundação Itaú para a Educação e Cultura		-	(500)	500	(742)		-	(500)	-	(1,000)
Sponsorship		**-**	**-**	**-**	**-**		**17**	**12**	**(8)**	**(10)**
Associação Cubo Coworking Itaú		-	-	-	-		17	12	(8)	(10)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 85, Liabilities of R$ (6,248) and Result of R$ 10 (R$ 65, R$ (6,623) at 12/31/2020 and R$ (23) from 01/01 to 09/30/2020, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5) (R$ (4) from 01/01 to 09/30/2020) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 138

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 09/30/2021 09/30/2020 Fees (346) (374) Profit sharing (139) (70) Post-employment benefits (8) (6) Share-based payment plan (83) (141) Total (576) (591) Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 139

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		09/30/2021		12/31/2020	
		Book value	Fair value	Book value	Fair value (*)
Assets					
Cash	(a)	42,222	42,222	46,224	46,224
Central Bank of Brazil Deposits	(a)	99,341	99,341	90,059	90,059
Money market	(a)	189,083	189,083	238,933	238,933
Interbank deposits	(b)	52,902	53,073	55,553	55,751
Trading securities	(c)	357,517	357,517	381,598	381,598
Available for sale securities	(c)	220,055	220,055	205,491	205,491
Held to maturity securities	(c)	84,231	84,964	48,857	52,461
Derivatives financial instruments	(c)	77,652	77,652	76,124	76,124
Loan, lease and other credit operations	(d)	767,547	768,314	710,553	718,824
(Provision for loan losses)		(41,880)	(41,880)	(47,908)	(47,908)
Other receivables - Sundry		115	115	6	6
Liabilities					
Deposits	(b)	818,734	818,660	809,010	808,965
Deposits received under securities repurchase agreements	(a)	281,805	281,805	280,541	280,541
Funds from acceptances and issuance of securities	(b)	132,616	132,575	136,638	136,698
Borrowings and onlending	(b)	93,309	93,373	83,200	83,271
Derivatives financial instruments	(c)	70,767	70,767	79,599	79,599
Subordinated debts	(b)	78,996	80,194	74,916	77,097
Allowance for financial guarantees provided and loan commitments		4,621	4,621	4,250	4,250
Other liabilities - Sundry		99	99	5	5

(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts –** They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 140

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 141

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	09/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	**141,140**	**216,233**	**144**	**357,517**	**162,570**	**218,960**	**68**	**381,598**
Government securities - Brazil	**124,573**	**6,577**	**-**	**131,150**	**146,810**	**6,836**	**-**	**153,646**
Financial treasury bills	26,995	-	-	26,995	30,111	-	-	30,111
National treasury bills	61,451	-	-	61,451	75,448	-	-	75,448
National treasury notes	34,222	6,577	-	40,799	38,199	6,836	-	45,035
Brazilian external debt bonds	1,905	-	-	1,905	3,052	-	-	3,052
Government securities - abroad	**6,556**	**-**	**-**	**6,556**	**8,232**	**-**	**-**	**8,232**
Argentina	1,985	-	-	1,985	1,482	-	-	1,482
Chile	670	-	-	670	843	-	-	843
Colombia	1,285	-	-	1,285	3,603	-	-	3,603
United States	2,355	-	-	2,355	2,085	-	-	2,085
Italy	127	-	-	127	130	-	-	130
Mexico	20	-	-	20	5	-	-	5
Paraguay	3	-	-	3	3	-	-	3
Peru	7	-	-	7	4	-	-	4
Uruguay	104	-	-	104	77	-	-	77
Corporate securities	**10,011**	**11,345**	**144**	**21,500**	**7,528**	**6,304**	**68**	**13,900**
Shares	2,671	-	-	2,671	3,055	348	-	3,403
Bank deposit certificates	-	149	-	149	-	219	-	219
Real estate receivables certificates	-	-	96	96	-	-	68	68
Fund quotas	**798**	**8,329**	**-**	**9,127**	**576**	**3,944**	**-**	**4,520**
Credit rights	-	5,703	-	5,703	-	2,524	-	2,524
Fixed income	32	2,422	-	2,454	33	1,343	-	1,376
Variable income	766	204	-	970	543	77	-	620
Debentures	1,771	1,118	44	2,933	1,695	784	-	2,479
Eurobonds and other	4,771	-	4	4,775	2,202	-	-	2,202
Financial bills	-	1,394	-	1,394	-	802	-	802
Other	-	355	-	355	-	207	-	207
PGBL / VGBL fund quotas	**-**	**198,311**	**-**	**198,311**	**-**	**205,820**	**-**	**205,820**
Available for sale securities	**120,646**	**96,022**	**3,387**	**220,055**	**133,115**	**68,950**	**3,426**	**205,491**
Government securities - Brazil	**61,044**	**1,147**	**140**	**62,331**	**70,573**	**1,117**	**184**	**71,874**
Financial treasury bills	74	-	-	74	18	-	-	18
National treasury bills	16,795	-	-	16,795	24,560	-	-	24,560
National treasury notes	39,533	1,147	-	40,680	32,455	1,117	-	33,572
National treasury / securitization	-	-	140	140	-	-	184	184
Brazilian external debt bonds	4,642	-	-	4,642	13,540	-	-	13,540
Government securities - abroad	**43,130**	**11,828**	**-**	**54,958**	**44,193**	**8,806**	**-**	**52,999**
Argentina	151	-	-	151	15	-	-	15
Chile	20,574	-	-	20,574	22,388	-	-	22,388
Colombia	2,359	-	-	2,359	3,986	-	-	3,986
Korea	-	5,626	-	5,626	-	3,936	-	3,936
Spain	-	6,202	-	6,202	-	4,870	-	4,870
United States	3,604	-	-	3,604	3,750	-	-	3,750
Mexico	11,453	-	-	11,453	10,227	-	-	10,227
Paraguay	3,180	-	-	3,180	2,947	-	-	2,947
Uruguay	1,809	-	-	1,809	880	-	-	880
Corporate securities	**16,472**	**83,047**	**3,247**	**102,766**	**18,349**	**59,027**	**3,242**	**80,618**
Shares	798	4,240	-	5,038	1,316	2,990	-	4,306
Rural product note	-	10,839	90	10,929	-	5,770	64	5,834
Bank deposit certificates	61	47	-	108	109	201	-	310
Real estate receivables certificates	-	-	1,001	1,001	-	-	1,010	1,010
Fixed income fund quotas	-	251	-	251	-	470	-	470
Debentures	11,218	58,865	2,156	72,239	11,669	40,592	2,168	54,429
Eurobonds and other	4,383	469	-	4,852	5,255	148	-	5,403
Financial bills	-	1,278	-	1,278	-	636	-	636
Promissory notes	-	5,918	-	5,918	-	7,222	-	7,222
Other	12	1,140	-	1,152	-	998	-	998
Other receivables - Sundry	**-**	**115**	**-**	**115**	**-**	**6**	**-**	**6**
Other liabilities - Sundry	**-**	**99**	**-**	**99**	**-**	**5**	**-**	**5**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**14**	**77,466**	**172**	**77,652**	**23**	**75,996**	**105**	**76,124**
Swap contracts – Adjustment receivable	-	39,051	131	39,182	-	45,926	93	46,019
Option contracts	2	19,952	41	19,995	4	20,145	12	20,161
Forward contracts	-	11,885	-	11,885	-	1,959	-	1,959
Credit derivatives	-	230	-	230	-	156	-	156
NDF - Non Deliverable Forwards	-	6,075	-	6,075	-	7,596	-	7,596
Other derivative financial instruments	12	273	-	285	19	214	-	233
Liabilities	**(11)**	**(70,652)**	**(104)**	**(70,767)**	**(22)**	**(79,467)**	**(110)**	**(79,599)**
Swap contracts – Adjustment payable	-	(36,063)	(104)	(36,167)	-	(51,680)	(109)	(51,789)
Option contracts	(6)	(20,381)	-	(20,387)	(13)	(20,333)	(1)	(20,347)
Forward contracts	-	(8,976)	-	(8,976)	-	(905)	-	(905)
Credit derivatives	-	(155)	-	(155)	-	(76)	-	(76)
NDF - Non Deliverable Forwards	-	(5,053)	-	(5,053)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(5)	(24)	-	(29)	(9)	(47)	-	(56)

There were no significant transfers between Level 1 and Level 2 in the periods of 09/30/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of the inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 142

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Government and Corporate Securities:** The pricing process for these securities consists of capturing from 2 to 8 quotas from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	68	(136)	-	414	(190)	(12)	144	(15)
Corporate securities	68	(136)	-	414	(190)	(12)	144	(15)
Real estate receivable certificate	68	5	-	148	(125)	-	96	(12)
Debentures	-	(135)	-	251	(60)	(12)	44	(2)
Eurobonds and other	-	(6)	-	15	(5)	-	4	(1)
Available for sale securities	3,426	(667)	377	807	(243)	(313)	3,387	(429)
Government securities - Brazil	184	(17)	(27)	-	-	-	140	25
Corporate securities	3,242	(650)	404	807	(243)	(313)	3,247	(454)
Rural product note	64	(14)	(10)	82	(28)	(4)	90	(44)
Real estate receivable certificate	1,010	(161)	(16)	292	(124)	-	1,001	(39)
Debentures	2,168	(475)	430	433	(91)	(309)	2,156	(371)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 143

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	105	72	-	255	(257)	(3)	172	124
Swap contracts – Adjustment receivable	93	13	-	56	(28)	(3)	131	131
Option contracts	12	59	-	199	(229)	-	41	(7)
Derivatives - Liabilities	(110)	69	-	(184)	121	-	(104)	(43)
Swap contracts – Adjustment payable	(109)	27	-	(17)	(5)	-	(104)	(44)
Option contracts	(1)	42	-	(167)	126	-	-	1

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2021		12/31/2020	
Market risk factor groups	Scenarios	Impacts		Impacts	
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(3.9)	(0.9)	(0.1)	(1.2)
	II	(98.1)	(21.9)	(1.7)	(28.9)
	III	(196.7)	(43.5)	(2.3)	(57.4)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(31.8)	-	(8.3)	-
	II	(48.7)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 144

Note 18 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 09/30/2021 09/30/2020 Net income attributable to owners of the parent company 18,754 11,317 Minimum non-cumulative dividends on preferred shares (106) (106) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: 18,539 11,102 Common 9,403 5,641 Preferred 9,136 5,461 Total net income available to equity owners: Common 9,512 5,750 Preferred 9,242 5,567 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,817,789,069 4,800,376,702 Basic earnings per share – R$ Common 1.92 1.16 Preferred 1.92 1.16 b) Diluted earnings per share Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 09/30/2021 09/30/2020 Net income available to preferred equity owners 9,242 5,567 Dividends on preferred shares after dilution effects 37 19 Net income available to preferred equity owners considering preferred shares after the dilution effect 9,279 5,586 Net income available to ordinary equity owners 9,512 5,750 Dividend on preferred shares after dilution effects (37) (19) Net income available to ordinary equity owners considering preferred shares after the dilution effect 9,475 5,731 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 Preferred 4,855,597,089 4,833,530,654 Preferred 4,817,789,069 4,800,376,702 Incremental as per share-based payment plans 37,808,020 33,153,952 Diluted earnings per share – R$ Common 1.91 1.16 Preferred 1.91 1.16 There was no potentially antidulitive effect of the shares in share-based payment plans in both periods. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 145

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 146

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	09/30/2021	09/30/2020
Discount rate (1)	7.64% p.a.	7.64% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic Risk** – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Fixed income securities	**21,513**	**21,172**	**91.2%**	**91.2%**
Quoted in an active market	21,087	20,804	89.4%	89.6%
Non quoted in an active market	426	368	1.8%	1.6%
Variable income securities	**1,418**	**1,387**	**6.1%**	**5.9%**
Quoted in an active market	1,406	1,378	6.0%	5.9%
Non quoted in an active market	12	9	0.1%	0.0%
Structured investments	**122**	**82**	**0.5%**	**0.4%**
Non quoted in an active market	122	82	0.5%	0.4%
Real estate	**451**	**506**	**1.9%**	**2.2%**
Loans to participants	**74**	**78**	**0.3%**	**0.3%**
Total	**23,578**	**23,225**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to Group companies, with a fair value of R$ 371 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation and the percentage of 3% p.a. for aging factor, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	09/30/2021								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)	**1,288**	**(1,181)**	**(206)**	**(99)**	**38**	**(54)**	**(16)**	**(51)**	**(166)**
1 - Cost of current service	-	(39)	-	(39)	-	-	-	-	(39)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	1,288	(1,142)	(206)	(60)	82	(54)	28	(51)	(83)
4 - Other expenses [2]	-	-	-	-	(44)	-	(44)	-	(44)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(2)**	**12**	**2**	**12**	-	-	-	-	**12**
5 - Effects on asset ceiling	-	-	2	2	-	-	-	-	2
6 - Remeasurements	-	(2)	-	(2)	-	-	-	-	(2)
7 - Exchange variation	(2)	14	-	12	-	-	-	-	12
Other (8+9)	**(933)**	**996**	-	**63**	-	-	-	**97**	**160**
8 - Benefits paid	(996)	996	-	-	-	-	-	97	97
9 - Contributions and investments from sponsor	63	-	-	63	-	-	-	-	63
Amounts at end of the period	**23,578**	**(20,835)**	**(3,846)**	**(1,103)**	**1,492**	**(1,005)**	**487**	**(876)**	**(1,492)**
Amount recognized in Assets (Note 10a)				86			487	-	573
Amount recognized in Liabilities (Note 10d)				(1,189)			-	(876)	(2,065)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,659)**	**(3,761)**	**(688)**	**1,475**	**(849)**	**626**	**(967)**	**(1,029)**
Amounts recognized in income (1+2+3+4)	**1,731**	**(1,578)**	**(287)**	**(134)**	**20**	**(65)**	**(45)**	**(76)**	**(255)**
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest [1]	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses [2]	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	**(75)**	**(669)**	**406**	**(338)**	**(41)**	**(37)**	**(78)**	**6**	**(410)**
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan [3]	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	**(1,163)**	**1,244**	-	**81**	-	-	-	**115**	**196**
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amount recognized in Assets (Note 10a)				82			503	-	585
Amount recognized in Liabilities (Note 10d)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated at 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2020 the rate used was 7.64% p.a.).

(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 149

f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2021	01/01 to 09/30/2021	01/01 to 09/30/2020
Pension plan - FIU	47	26	28
Pension plan - FUNBEP	3	9	4
Total	**50**	**35**	**32**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2021	2022	2023	2024	2025	2026 to 2030
Pension plan - FIU	11.65	882	915	949	985	1,021	5,595
Pension plan - FUNBEP	10.51	457	472	488	503	517	2,757
Other post-employment benefits	9.51	124	125	136	131	35	198
Total		**1,463**	**1,512**	**1,573**	**1,619**	**1,573**	**8,550**

(*) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Discount rate						
Increase by 0.5%	(1,019)	-	346	(39)	-	39
Decrease by 0.5%	1,116	-	(533)	44	-	(44)
Mortality table						
Increase by 5%	(281)	-	94	(14)	-	14
Decrease by 5%	295	-	(99)	15	-	(15)
Medical inflation						
Increase by 1%	-	-	-	101	-	(101)
Decrease by 1%	-	-	-	(81)	-	81

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 150

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A., Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 09/30/2020:Tokyo Branch and Itaú Unibanco S.A. New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 09/30/2021	01/01 to 09/30/2020
Foreign branches	3,086	616
Latin America consolidated	1,364	511
Other foreign companies	535	208
Foreign consolidated	5,064	1,222

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

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Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 152

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates; · ÄNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. · In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 153

· Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments). The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING CONSOLIDATED’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At 09/30/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 496, an increase in relation to prior year (R$ 223 at 12/31/2020) due to higher exposure in interest rates. The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report—Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 154

IV – Operating risk Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports. V—Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands the Social and Environmental risk as the possibility of losses incurred due to social and/or environmental events related to the activities developed by the institution, pursuant to CMN Resolution 4,327/14. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence sin internal systems. In addition to the identification, the phases of prioritization, response to risk, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED. The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 155

Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.

Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	123,547	119,960
Tier 1	141,409	137,157
Total capital (PR)	161,099	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,095,194	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	12.9%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	1.625%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	2.625%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/2022, when it reaches 2.5%.

As of September 30, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,713 (R$17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$19,610 (R$14,024 as of December 31, 2020).

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The Basel Ratio reached 14.7% on September 30, 2021, with an increase of 0.2 percentage point as compared to 12/31/2020. The main positive effects were the accumulated income for the period, net of mandatory minimum dividends and issues of Tier II Subordinated Notes, partially offset by the increase in credit risk weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 73,483 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 28,749 (R$ 23,450 at 12/31/2020), generously covered by available capital.

In September 2021, ITAÚ UNIBANCO HOLDING issued R$ 5.5 billion in Tier II Subordinated Financial Notes, which have a repurchase option as from 2026. These Subordinated Financial Notes are authorized to compose ITAÚ UNIBANCO HOLDING CONSOLIDATED's Tier II Capital, with an estimated increase of 0.52 p.p. in its Basel Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2021, fixed assets ratio reached 17.6% (24.0% at 12/31/2020), showing a surplus of R$ 52,232 (R$ 39,274 at 12/31/2020).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	09/30/2021	12/31/2020
Credit Risk standardized approach	**986,309**	**921,934**
Credit risk (excluding counterparty credit risk)	864,316	778,153
Counterparty credit risk (CCR)	42,157	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	26,068	27,119
Of which: other CCR	16,089	18,555
Credit valuation adjustment (CVA)	7,604	5,960
Equity investments in funds - look-through approach	5,700	4,897
Equity investments in funds - mandate-based approach	92	623
Equity investments in funds - fall-back approach	1,346	716
Securitisation exposures - standardized approach	1,600	1,506
Amounts below the thresholds for deduction	63,494	84,405
Market Risk	**22,373**	**27,481**
Of which: standardized approach (RWA_{MPAD})	27,966	34,351
Of which: internal models approach (RWA_{MINT})	15,281	22,362
Operational Risk	**86,512**	**92,792**
Total	**1,095,194**	**1,042,207**

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III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3. IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 158

Note 22 – Supplementary Information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	09/30/2021	12/31/2020
Permanent foreign investments	65,264	60,699
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(87,600)	(81,912)
Net foreign exchange position	**(22,336)**	**(21,213)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020;
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021;
vi) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;
vii) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininhas);
viii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and

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ix) BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN; ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: (a) increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI e CGPE, which balance in September 2021 is R$ 23,326. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing; (b) with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In September 2021 this portfolio amount to R$ 35.3 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions; (c) 2.6% decrease in the period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In September 2021, 78.8% of the loan operations portfolio generated by means of these initiatives was current, 1.9% was in a grace period, 6.6% was past due between 15 and 90 days and 12.6% was past due for over 90 days; (d) the allowance for loan losses in the amount of R$ 46,501 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In September 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 234% as compared to 320% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning posted a decrease of 22.3% in the period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums; (e) the mark-to-market component of the securities portfolio was -0.5% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic; (f) due to the COVID-19 pandemic, during 2020, the instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines; (g) increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING CONSOLIDATED; and Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 160

(h) increase in expenses with claims related to COVID-19 of R$ 309 in the period, mainly related to credit life and life insurance.

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee's health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee's portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees' mobility.

In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" is conducted based on four axes: Informing, Protecting, Caring, and Resuming.

In February 2021, the "Todos pela Saúde" initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the "Todos pela Saúde" Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists.

In April 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed for the purchase and distribution of food staples.

e) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 09/30/2021	01/01 to 09/30/2020
Regulatory non-recurring result	**(323)**	**(1,160)**
Provision for restructuring	(762)	-
Increase in the rate Social Contribution	532	-
Donation to "Todos pela Saúde" ("All for Health")	-	(847)
Mark to market of collateralized securities	-	(652)
Reclassification – Investment IRB	-	379
Impairment of goodwill and intangible assets – Itaú CorpBanca	-	(19)
Other	(93)	(21)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 | 161

f) Subsequent Event Itaú CorpBanca At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion (approximately US$ 1,058 million / R$ 5,598 million) was approved, through the issuance of 461,111,111,111 shares, and the current shareholders had, from October 4, 2021 to November 2, 2021, to exercise their preemptive right in the first “período de opción preferente”—“POP” (preferred subscription period). A second POP is possible for subscription of the remaining shares issued. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 162

Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. (“Bank”) as at September 30, 2021 and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”) as at September 30, 2021 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2021, its financial performance and its cash flows for the nine-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 163

Other matters Statements of added value The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended at September 30, 2021. These statements are the responsibility of the Bank’s management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, November 3, 2021 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 164

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2021 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), November 03, 2021. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA ARTEMIO BERTHOLINI Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 165

Praça Alfredo Egydio Sousa Aranha nº 100, Parque Jabaquara, Zip Code 04344.902, São Paulo/SP—Brazil ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Financial Statements in BRGAAP as of September 30, 2021. The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements. This file includes: . Management Report; . Balance Sheet; . Statement of Income; . Statement of Comprehensive Income; . Statement of Changes in Stockholders’ Equity; . Statement of Cash Flows; . Statement of Value Added; . Notes to the Financial Statements; . Report of Independent Auditors; . Opinion of the Fiscal Council. The statements referred to were disclosed on November 3, 2021, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations). Milton Maluhy Filho Alexsandro Broedel Lopes Chief Executive Officer Officer Gustavo Jorge Laboissière Loyola Chairman of the Audit Committee Arnaldo Alves dos Santos Accountant Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2021 166